As confidentially submitted to the U.S. Securities and Exchange Commission on February 14, 2019
pursuant to the Jumpstart Our Business Startups Act of 2012

Registration Number 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

(AMENDMENT NO. 1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THE OLB GROUP, INC
(Exact Name of Registrant as Specified in its Charter)

Delaware	7389	13-4188568
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Park Avenue, Suite 1700

New York, NY 10166

(212) 278-0900

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Ronny Yakov

Chief Executive Officer

200 Park Avenue, Suite 1700

New York, NY 10166

(212) 278-0900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

Barry I. Grossman, Esq. David Selengut, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Phone: (212) 370-1300 Fax: (212) 370-7889	[Underwriter counsel] [Address] Phone: [ ] Fax: [ ]

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☑
Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate offering Price(1)	Amount of Registration Fee (1)
Common stock, $0.0001 par value (2)	$8,000,000	$969.60

(1)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(2)	Includes shares of our common stock that the underwriters have the option to purchase to cover over-allotments, if any. Pursuant to Rule 416 under the Securities Act of 1933, as amended (or the Securities Act), the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2019

THE OLB GROUP, INC.

[       ] Shares

Common Stock

This is a public offering of shares of common stock of The OLB Group, Inc. We are offering [        ] shares of our common stock in this offering. Our common stock is currently quoted on the OTC Pink Sheets marketplace operated by OTC Markets Group, Inc. (“OTC Pink”) under the symbol “OLBG.” On [     ], 2019, the last reported sale price of our common stock on the OTC Pink was $[      ]. We currently expect the public offering price per share to be between $[        ] and $[        ].

We have applied to have our common stock listed on The NASDAQ Capital Market under the symbol “OLB.” After giving effect to this offering, our Chief Executive Officer, Ronny Yakov, will control [     ]% of the voting power of our outstanding common stock. Because Mr. Yakov controls, and will continue to control following completion of this offering, a majority of our outstanding voting power, we are, and will continue to be, a “controlled company” under the corporate governance rules for NASDAQ-listed companies. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function.

We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Discounts and commissions to underwriters (1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation

We have granted a [        ] -day option to the representative of the underwriters to purchase up to an additional [        ] shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about [        ], 2019 through the book-entry facilities of The Depository Trust Company.

[                                   ]

The date of this prospectus is              , 2019

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this statistical, market and other industry data and forecasts from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

i

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 4 and the financial statements and related notes included in this prospectus.

Prior to the closing of this offering, we will effect a reverse stock split of the outstanding shares of our common stock at a ratio of 1-for-[     ] shares. The reverse stock split was approved by our Board of Directors and by our majority stockholder on June 21, 2018. The share amount and per share information in this prospectus do not reflect the implementation of the reverse stock split.

Unless the context indicates otherwise, as used in this prospectus, the terms “OLB,” “we,” “us,” “our,” “our company” and “our business” refer, to The OLB Group, Inc., including its subsidiaries named herein.

Our Company

We are FinTech company and payment facilitator (“PayFac”) that focuses on a suite of products in the merchant services and payment facilitator verticals and is focused on providing integrated business solutions to merchants throughout the United States. We seek to accomplish this by providing merchants with a wide range of products and services through our various online platforms, including financial and transaction processing services and support for crowdfunding and other capital raising initiatives. We supplement our online platforms with certain hardware solutions that are integrated with our online platforms. Our business functions primarily through three wholly-owned subsidiaries, eVance, Inc., a Delaware corporation (“eVance”), Omnisoft.io, Inc., a Delaware corporation (“Omnisoft”), and CrowdPay.Us, Inc., a New York corporation (“Crowdpay”).

eVance is an independent sales organization that signs up new merchants on behalf of acquiring banks and processors (an “ISO”) that provides financial and transaction processing solutions to merchants throughout the United States. eVance differentiates itself from other ISOs by focusing on both obtaining and maintaining new merchant contracts for its own account (including, but not limited to, merchants that utilize the Omnisoft platform) and also obtaining and maintaining merchant contracts obtained by third-party ISOs (for which we negotiate a shared fee arrangement) and utilizing our own software and technology to provide merchants and other ISO’s differentiating products and software. In particular, we (i) own our own payments gateway, (ii) have proprietary omni-commerce software platform, (iii) have in-house underwriting and customer service, (iv) have in-house sub-ISO management system which offers sub-ISO’s and agents tools for online boarding, account management, residual reports among other tools, (v) utilize a PayFac model and (vi) offer a suite of products in the financial markets (through CrowdPay). Leveraging our relationship with three of the top five merchant processors in the United States (representing approximately 80-90% of the merchant processing market) and with use of our proprietary software, eVance provides competitive payment processing solutions to merchants which enable merchants to process credit and debit card-based internet payments for sales of their products at competitive prices (whether such sales occur online or at a “brick and mortar” location). Our payment gateway (which we call “SecurePay”) also enables merchants to reduce the cost of transacting with their customers by removing the need for a third-party payment gateway solution. eVance operates as both a wholesale ISO and a retail ISO depending on the risk profile of the merchant and the applicable merchant processor and acquiring bank. As a wholesale ISO, eVance underwrites the processing transactions for merchants, establishing a direct relationship with the merchant and generating individual merchant processing contracts in exchange for future residual payments. As a retail ISO, eVance primarily gathers the documents and information that our partners (acquiring banks and acquiring processors) need to underwrite merchants’ transactions and as a result receives only residual income as commission for merchants it places with our partners. For more information regarding the electronic payment industry, see “Business–Description of our eVance Business–Our Industry.”

Omnisoft operates a cloud-based business management platform that provides turnkey solutions for merchants to enable them to build and manage their retail businesses, whether online or at a “brick and mortar” location. The Omnisoft platform, which can be accessed by merchants through any mobile and computing device, allows merchants to, among other features, manage and track inventory, track sales and process customer transactions and can provide interactive data analysis concerning sales of products and need for additional inventory. Merchants generally utilize the platform by uploading to the platform information about their inventory (description of units, number of units, price per unit, and related information). Once such information has been uploaded, merchants, either with their own device or with hardware that we sell directly to them, are able to utilize the platform to monitor inventory and process and track sales of their products (including coordinating shipping of their products with third party logistics companies). We manage and maintain the Omnisoft platform through a variety of domain names or a merchant can integrate our platform with their own domain name. Using the Omnisoft platform, merchants can “check-out” their customers at their “brick and mortar” stores or can sell products to customers online, in both cases accepting payment via a simple credit card or debit card transaction (either swiping the credit card or entering the credit card number), a cash payment, or by use of a QR code or loyalty and reward points, and then print or email receipts to the customer. For more information regarding our Omnisoft platform, see “Business–Description of our Omnisoft Business.”

CrowdPay operates a white label capital raising platform that is used mainly by small and midsized businesses seeking to raise capital and by registered broker-dealers seeking to host capital raising campaigns for such businesses by integrating the platform onto their website. Our CrowdPay platform is tailored for companies seeking to raise money through a crowdfunding offering of between $1 million and $50 million pursuant to Regulation CF under Title III of the Jumpstart Our Business Startups (the “JOBS Act”), offerings pursuant to Rule 506(b) and Rule 506(c) under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), and offerings pursuant to Regulation A+ of the Securities Act. Our platform, which can be used for multiple offerings at once, provides companies and broker-dealers with an easy-to-use, turnkey solution to support company offerings, allowing companies and broker-dealers to easily present online to potential investors relevant marketing and offering materials and by aiding in the accreditation and background check processes to ensure investors meets the applicable requirements under the rules and regulations of the Securities Exchange Commission (the “SEC”). CrowdPay charges a fee to each company and broker-dealer for the use of its platform under a fee structure that is agreed to between CrowdPay and the company and/or broker-dealer prior to the initiation of the offering.

We are currently and will remain for at least the next 12 months substantially dependent on our eVance business for revenue (see our financial statements and related notes included in this prospectus for more information). We expect to build out our Omnisoft software business and to rely more on our PayFac model to transition away from our reliance on our eVance business but there is no guarantee that we will be able to do so. See the section entitled “Risk Factors” in this prospectus.

Risks Associated with our Business

Our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors” in this prospectus:

●	Our recent acquisition of eVance and share exchange with Omnisoft and CrowdPay has collectively formed a new business platform that needs to be integrated, which may create certain risks and may adversely affect our business, financial condition or results of operations;
●	Our failure to pay our outstanding indebtedness will result in a substantial loss of our assets;
●	We operate in a regulatory environment that is evolving and uncertain and any changes to regulations could have a material impact on our business and financial condition;
●	We rely on a combination of confidentiality clauses, assignment agreements and license agreements with employees and third parties, trade secrets, copyrights and trademarks to protect our intellectual property and competitive advantage, all of which offer only limited protection meaning that we may be unable to maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology; and
●	Our growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants.

Controlled Company Status

After giving effect to this offering, our Chief Executive Officer, Ronny Yakov, will control [     ]% of the voting power of our outstanding common stock. As a result, Mr. Yakov will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company. Because Mr. Yakov controls, and will continue to control following completion of this offering, a majority of our outstanding voting power, we are, and will continue to be, a “controlled company” under the corporate governance rules for NASDAQ-listed companies. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function.

We expect our company will continue to qualify as a controlled company until such time as Mr. Yakov controls less than 50% of our outstanding common stock.

Corporate Information

We were incorporated in the State of Delaware on November 18, 2004 for the purpose of merging with OLB.com, Inc., a New York corporation incorporated in 1993 (“OLB.com”). The merger was done for the purpose of changing our state of incorporation from New York to Delaware. In April 2018, we completed an acquisition of substantially all of the assets of Excel Corporation (“Excel”) and its subsidiaries Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. (such assets are the foundation of our eVance business). In connection with such acquisition, in May 2018, we entered into share exchange agreements with Crowdpay and Omnisoft, affiliate companies owned by Mr. Yakov and John Herzog, an affiliate of our company, pursuant to which each of Crowdpay and Omnisoft became solely owned subsidiaries of our company. Our Company’s headquarters is located at 200 Park Avenue, Suite 1700, New York, NY 10166. Our telephone number is (212) 278-0900.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined under the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;
●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (or the Sarbanes-Oxley Act);
●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period. We will remain an emerging growth company until the earliest to occur of: (i) our reporting $1.07 billion or more in annual gross revenues; (ii) the end of fiscal year 2023; (iii) our issuance, in a three year period, of more than $1 billion in non-convertible debt; and (iv) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	shares

Common stock outstanding before this offering (1)	shares

Common stock to be outstanding after this offering (1)	shares (or shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	We have granted the underwriters a [ ]-day option to purchase up to an additional [ ] shares of our common stock at the initial public offering price to cover over-allotments, if any (the “overallotment option”)

Use of proceeds	We intend to use the net proceeds of this offering primarily to repay outstanding indebtedness, invest in or acquire companies or technologies that are synergistic with or complimentary to our business, to create, launch and market new products and for working capital and other general corporate purposes.

Reverse Stock Split

Prior to the closing of this offering, we will effect a reverse stock split of the outstanding shares of our common stock at a ratio of 1-for-[     ] shares. The reverse stock split was approved by our Board of Directors and by our majority stockholder on June 21, 2018. The share amount and per share information in this prospectus do not reflect the implementation of the reverse stock split.

Concentration of ownership	Upon completion of this offering, our executive officers and directors will beneficially own, in the aggregate, approximately [ ] % of the outstanding shares of our common stock.

Proposed NASDAQ Capital Market symbol	OLB

Risk Factors	Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 4 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common stock.

All information in this prospectus assumes the underwriters do not exercise their over-allotment option, and excludes the following:

●	1,200,000 shares of common stock issuable upon exercise of outstanding common stock purchase warrants with a weighted average exercise price of $0.25 per share; and

●	[ ] shares of our common stock (which is equal to [ ] % of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2019 Equity Incentive Plan, which will become effective as of the closing of this offering.

RISK FACTORS

Any investment in our securities is highly speculative and involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our shares of common stock. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Company

Our recent acquisition of assets of Excel and its subsidiaries Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. and share exchange with Omnisoft and CrowdPay has collectively formed a new business platform that needs to be integrated, which may create certain risks and may adversely affect our business, financial condition or results of operations.

On April 9, 2018, we acquired substantially all of the assets of Excel and its subsidiaries Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. through a foreclosure sale conducted under the Uniform Commercial Code of the State of New York (“Asset Acquisition”). Since closing the Asset Acquisition, we have been in the process of integrating our operations with the acquired assets, which includes continuing due diligence on risks to the prospects of the combined business, including undisclosed or unknown liabilities or restrictions assumed in the transaction.

On May 9, 2018, we entered into separate share exchange agreements with the shareholders of Omnisoft and CrowdPay, affiliate companies of our company’s majority stockholder. Pursuant to the share exchange agreement with Omnisoft, the shareholders of Omnisoft transferred to us all of the issued and outstanding shares of Omnisoft common stock in exchange for an aggregate of 55,000,000 shares of our common stock. Pursuant to the share exchange agreement with CrowdPay, the shareholders of CrowdPay transferred to us all of the issued and outstanding shares of CrowdPay common stock in exchange for an aggregate of 87,500,000 shares of our common stock. The share exchange transactions closed on May 9, 2018, on which date Omnisoft and CrowdPay became wholly owned subsidiaries of the Company (the “Share Exchange”).

Since the consummation of the Asset Acquisition and the Share Exchange, we have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as we manage our growth and react to competitors and developments in the markets in which we compete. As we can be considered an early stage company and have not yet generated any profits, there is no assurance that we will be profitable in the near term or generate sufficient revenues to meet our capital requirements.

As a result, we may experience interruptions of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of our management’s attention and any delays or difficulties encountered in connection with the integration of the acquired assets of Excel could adversely affect our business, financial condition or results of operations.

Our failure to raise sufficient funds may result in a default under our loan agreement with GACP and result in a substantial loss of our assets.

In order to finance the Asset Acquisition, we entered into a Loan and Security Agreement (as amended by Amendment No. 1 to Credit Agreement dated July 30, 2018 and Amendment No. 2 to Credit Agreement dated August 23, 2018, the “Credit Agreement”), dated as of April 9, 2018, by and among our subsidiaries Securus365, Inc., eVance Capital, Inc., and eVance Inc., (the “Purchasers”) and GACP Finance Co., LLC, a Delaware limited liability company (“GACP”), as administrative agent and collateral agent (“Agent”), and as the initial sole lender thereunder. Under the Credit Agreement, GACP provided a term loan of $12,500,000 (the “Term Loan”) to us, which obligations are guaranteed by our company.

The Term Loan matures in full on April 9, 2021, the third anniversary of the closing of the Asset Acquisition. The Term Loan can be prepaid without penalty in part with ten (10) days’ prior written notice to the Agent, and in full with thirty (30) days’ prior written notice. The Term Loan is subject to an interest rate of 9.0% per annum, payable monthly in arrears. Omnisoft and CrowdPay were also each liable as a loan party under the Term Loan. To date, we have made principal payments of $1,000,000 on July 26, 2018 and $2,000,000 on November 14, 2018 pursuant to the terms of the Credit Agreement (though the payments were made with the proceeds of two subordinated promissory notes, one in the principal amount of $1,000,000 with a maturity date of March 31, 2019 and the other in the principal amount of $2,000,000 with a maturity date of November 14, 2019, issued to a significant stockholder of our company, each of which bears interest at a rate of 12% per annum and is subordinated to the Term Loan).

The obligations of the loan parties under the Credit Agreement are secured by all of their respective assets and the loan parties pledged all of their assets as collateral for their obligations under the Credit Agreement. Additionally, our ownership interests in Omnisoft, CrowdPay and the Purchasers are pledged in favor of GACP pursuant to the Term Loan.

If we are unable to obtain sufficient financing to meet our payment obligations under the Term Loan, we will be in default under the Credit Agreement. If not cured or waived, such default under the Credit Agreement could enable GACP to declare all outstanding amounts under the Term Loan, together with accrued and unpaid interest and fees, to be due and payable. In addition, GACP could also elect to foreclose on our assets securing the Term Loan. In such event, we may not be able to refinance or repay all of its indebtedness or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration of the Term Loan could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

We are subject to restrictive debt covenants which impose significant restrictions on the manner we and our subsidiaries operate, including (but not limited to) restrictions on the ability to:

●	create certain liens;
●	incur debt and/or guarantees;
●	enter into transactions other than on arm’s-length basis;
●	pay dividends or make certain distributions or payments;
●	sell certain kinds of assets;
●	enter into any sale and leaseback transactions;
●	make certain investments or other types of restricted payments;
●	substantially change the nature of our business; and
●	effect mergers, consolidations or sale of assets.

These covenants could limit our ability to finance our future operations and our ability to pursue acquisitions and other business activities.

The substantial and continuing losses, and significant operating expenses incurred in the past few years may cause us to be unable to pursue all of our operational objectives if sufficient financing and/or additional cash from revenues is not realized.

We have limited cash resources, recurring cash used in operations and operating losses history. As of September 30, 2018, we had a working capital deficiency of $3,428,809, and a net loss of $784,302 for the period from April 9, 2018 through September 30, 2018. Our cash flow used in operating activities for the period from April 9, 2018 through September 30, 2018 was $19,559, while $25,000 was provided by financing from a related party.

We may not be able to attract financing as needed, or if available, on reasonable terms as required. Further, the terms of any such financing may be dilutive to existing stockholders or otherwise on terms not favorable to us or existing stockholders. If we are unable to secure financing, as circumstances require, or do not succeed in meeting our sales objectives, we may be required to change, significantly reduce our operations or ultimately may not be able to continue our operations.

Any financial and operational projections that we may make from time to time are subject to inherent risks.

Any projections that we may provide herein or our management may provide from time to time (including, but not limited to, those relating to our expansion and other financial or operational matters) reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, regulatory, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There may be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this subscription booklet should not be regarded as an indication that we, our management, the placement agent, our auditors or their respective representatives considered or consider the projections to be a guaranteed prediction of future events, and the projections should not be relied upon as such.

We operate in a complex regulatory environment, and failure to comply with applicable laws and regulations could adversely affect our business.

Our operations are subject to a broad range of complex and evolving laws and regulations. As a result, we must perform our services in compliance with the legal and regulatory requirements of multiple jurisdictions. Some of these laws and regulations may be difficult to ascertain or interpret and may change from time to time. Violation of such laws and regulations could subject us to fines and penalties, damage our reputation, constitute a breach of our client agreements, impair our ability to obtain and renew required licenses, and decrease our profitability or competitiveness. If any of these effects were to occur, our operating results and financial condition could be adversely affected.

We may not be able to integrate new technologies and provide new services in a cost-efficient manner.

The online ecommerce industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. We cannot predict the effect of these changes on our competitive position, our profitability or the industry generally. Technological developments may reduce the competitiveness of our networks and our software solutions and require additional capital expenditures or the procurement of additional products that could be expensive and time consuming. In addition, new products and services arising out of technological developments may reduce the attractiveness of our services. If we fail to adapt successfully to technological advances or fail to obtain access to new technologies, we could lose customers and be limited in our ability to attract new customers and/or sell new services to our existing customers. In addition, delivery of new services in a cost-efficient manner depends upon many factors, and we may not generate anticipated revenue from such services.

Disruptions in our networks and infrastructure may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our systems are an integral part of our customers’ business operations. It is critical for our customers, that our systems provide a continued and uninterrupted performance. Customers may be dissatisfied by any system failure that interrupts our ability to provide services to them. Sustained or repeated system failures would reduce the attractiveness of our services significantly and could result in decreased demand for our services.

We face the following risks to our networks, infrastructure and software applications:

●	our territory can have significant weather events which physically damage access lines;
●	power surges and outages, computer viruses or hacking, earthquakes, terrorism attacks, vandalism and software or hardware defects which are beyond our control; and
●	Unusual spikes in demand or capacity limitations in our or our suppliers’ networks.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and/or incur expenses, and thereby adversely affect our business, revenue and cash flow.

Our positioning in the marketplace as a smaller provider places a significant strain on our resources, and if not managed effectively, could result in operational inefficiencies and other difficulties.

Our positioning in the marketplace may place a significant strain on our management, operational and financial resources, and increase demand on our systems and controls. To manage this position effectively, we must continue to implement and improve our operational and financial systems and controls, invest in development & engineering, critical systems and network infrastructure to maintain or improve our service quality levels, purchase and utilize other systems and solutions, and train and manage our employee base. As we proceed with our development, operational difficulties could arise from additional demand placed on customer provisioning and support, billing and management information systems, product delivery and fulfillment, sales and marketing and administrative resources.

For instance, we may encounter delays or cost overruns or suffer other adverse consequences in implementing new systems when required. In addition, our operating and financial control systems and infrastructure could be inadequate to ensure timely and accurate financial reporting.

We must attract and retain skilled personnel. If we are unable to hire and retain technical, technical sales and operational employees, our business could be harmed.

Our ability to manage our reorganization and growth will be particularly dependent on our ability to develop and retain an effective sales force and qualified technical and managerial personnel. We need software development specialists with in-depth knowledge of a blend of IT and telecommunications or with a blend of security and telecom. We intend to hire additional necessary employees, including software engineers, communication engineers, project managers, sales consultants, employees and operational employees, on a permanent basis. The competition for qualified technical sales, technical, and managerial personnel in the communications and software industry is intense in the markets where we operate, and we may not be able to hire and retain sufficient qualified personnel. In addition, we may not be able to maintain the quality of our operations, control our costs, maintain compliance with all applicable regulations, and expand our internal management, technical, information and accounting systems in order to support our desired growth, which could have an adverse impact on our operations. Volatility in the stock market and other factors could diminish our use, and the value, of our equity awards as incentives to employees, putting us at a competitive disadvantage or forcing us to use more cash compensation.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Chief Executive Officer, Ronny Yakov and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not maintain key person life insurance policies on any of our employees other than a policy providing limited coverage on the life of our Chief Executive Officer. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.

Our Chief Financial Officer is employed on a part-time basis.

Given the current size of the Company and our operations, we have hired our Chief Financial Officer, Rachel Boulds, on a part-time basis. In addition to her role as Chief Financial Officer, Ms. Boulds is also operating her sole accounting practice and providing outsourced chief financial officer services for two other companies. While we believe that Ms. Boulds currently devotes adequate time to the Company to perform the role and duties of our Chief Financial Officer, we cannot guarantee that she will continue to do so in the future. Additionally, while we do not believe that Ms. Boulds currently faces any conflicts of interest, including conflicts in allocating time to the Company, Ms. Boulds may face conflicts of interest in the future. If Ms. Boulds cannot devote adequate time to the Company to fulfill her role and duties as Chief Financial Officer or if any conflicts of interest arise, it could have a material adverse impact on our Company.

Our success depends on our continued investment in research and development, the level and effectiveness of which could reduce our profitability.

We intend to continue to make investments in research and development and product development in seeking to sustain and improve our competitive position and meet our customers’ needs. These investments currently include streamlining our suite of software functionalities, including modularization and improving scalability of our integrated solutions. To maintain our competitive position, we may need to increase our research and development investment, which could reduce our profitability and cash flows. In addition, we cannot assure you that we will achieve a return on these investments, nor can we assure you that these investments will improve our competitive position or meet our customers’ needs.

Risks Related to Our Business

CROWDPAY.US, INC.

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our platforms’ services. For instance over the past year, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services), or could increase our regulatory burden, including requiring us to register as a broker-dealer before we choose to do so. Any such changes would have a negative impact on our business.

We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Our subsidiary, CrowdPay is currently not registered as a funding portal. Certain restrictions and rules applicable to us, including potential FINRA fines, could adversely affect and limit some of our business plans.

In the event we are required or decide to register as a broker-dealer, our current business model could be affected.

Under our current structure, we believe we are not required to register as a broker-dealer under federal and state laws. Further, none of our officers or our chairman has previous experience in securities markets or regulations or has passed any related examinations or holds any accreditations. We comply with the rules surrounding funding portals and restrict our activities and services so as to not be deemed a broker-dealer under state and federal regulations. However, if we were deemed by a relevant authority to be acting as a broker-dealer, we could be subject to a variety of penalties, including fines and rescission offers. Further, we may decide for business reasons or we may be required to register as a broker-dealer, which would increase our costs, especially our compliance costs. If we are required but decide not to register as a broker-dealer or act in association with a broker-dealer in our transactions, we may not be able to continue to operate under our current business model.

We may be liable for misstatements made by issuers on our funding portal.

Under the Securities Act and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements made misleading. This liability may also extend in certain circumstances in Regulation Crowdfunding offerings to funding portals, such as our subsidiary Crowd Ignition, Inc. There may also be circumstances in which we are liable for issuers making misleading statements in connection with Regulation A and Regulation D offerings that are posted on our crowdfinance platform, crowdignition.com. Even though our exposure as a funding portal and crowdfinance platform is limited, there can be no assurance that if we were sued we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business.

Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and therefore we have not set up our structure to be compliant with all those laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulation may limit our business operations and plans for future expansion.

CrowdPay’s product offerings are relatively new in an industry that is still quickly evolving.

The principal securities regulations that we work with, Regulation A and Regulation Crowdfunding, have only been in effect in their current form since 2015 and 2016, respectively. Our ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers (including, in the case of Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment.

CrowdPay and its providers are vulnerable to hackers and cyberattacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyberattacks either on our technology provider or on our company could harm our reputation and materially negatively impact our financial condition and business.

CrowdPay currently relies on one escrow agent and technology service provider.

We currently rely on Microsoft Azure to serve as our technology provider and all escrow accounts are held at MVB Bank, Inc. Any change in these relationships will require us to find another technology service provider, escrow agent and escrow bank. This may cause us delays as well as additional costs in transitioning our technology.

We are dependent on general economic conditions.

Our business model is dependent on investors investing in the companies presented on our platform. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact revenues generated by CrowdPay and possibly our ability to continue operations at CrowdPay. It is not possible to accurately predict the potential adverse impacts on us, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition.

We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and we have to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors’ dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. Our operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

EVANCE, INC.

We are substantially dependent on our eVance business for revenue. If we are unable to maintain our eVance business for any reason (including the various reasons described in the risk factors herein) or for no reason it will have a material adverse effect on our company.

We are currently and will remain for at least the next 12 months substantially dependent on our eVance business for revenue (see our financial statements and related notes included in this prospectus for more information). While we expect to build out our Omnisoft software business over the next 12 to 18 months and to rely more heavily on our PayFac model to generate revenue and to transition away from our reliance on our eVance business, there is no guarantee that we will be able to do so. Accordingly, if we are unable to maintain our eVance business it will have a material adverse effect on our company.

Our ability to anticipate and respond to changing industry trends and the needs and preferences of our merchants and consumers may adversely affect our competitiveness or the demand for our products and services.

The financial services and payments technology industries are subject to rapid technological advancements, resulting in new products and services, including mobile payment applications and customized integrated software payment solutions, and an evolving competitive landscape, as well as changing industry standards and merchant and consumer needs and preferences. We expect that new services and technologies applicable to the financial services and payment technology industries will continue to emerge. These changes may limit the competitiveness of and demand for our services. Also, our merchants and consumers continue to adopt new technology for business and personal uses. We must anticipate and respond to these changes in order to remain competitive within our relative markets. In addition, failure to develop value-added services that meet the needs and preferences of our merchants could adversely affect our ability to compete effectively in our industry. Furthermore, merchants’ or consumers’ potential negative reaction to our products and services can spread quickly through social media and damage our reputation before we have the opportunity to respond. If we are unable to anticipate or respond to technological or industry standard changes on a timely basis, our ability to remain competitive could be adversely affected.

Substantial and increasingly intense competition worldwide in the financial services and payment technology industries may adversely affect our overall business and operations.

The financial services and payment technology industries are highly competitive, and our payment services and solutions compete against all forms of financial services and payment systems, including cash and checks, and electronic, mobile, ecommerce and integrated payment platforms. If we are unable to differentiate ourselves from our competitors and drive value for our merchants, we may not be able to compete effectively. Our competitors may introduce their own value-added or other innovative services or solutions more effectively than we do, which could adversely impact our current competitive position and prospects for growth. They also may be able to offer and provide services that we do not offer. In addition, in certain of our markets in which we operate, we process “on-us” transactions whereby we receive fees as a merchant acquirer and for processing services for the issuing bank. As competition in these markets grows, the number of transactions in which we receive fees for both of these roles may decrease, which could reduce our revenue and margins in these jurisdictions. We also compete against new entrants that have developed alternative payment systems, ecommerce payment systems, payment systems for mobile devices and customized integrated software payment solutions. Failure to compete effectively against any of these competitive threats could adversely affect our business, financial condition or results of operations. In addition, some of our competitors are larger and have greater financial resources than us, enabling them to maintain a wider range of product offerings, mount extensive promotional campaigns and be more aggressive in offering products and services at lower rates, which may adversely affect our business, financial condition or results of operations.

Potential changes in the competitive landscape, including disintermediation from other participants in the payments chain, could harm our business.

We expect that the competitive landscape will continue to change, including:

●	rapid and significant changes in technology, resulting in new and innovative payment methods and programs, that could place us at a competitive disadvantage and reduce the use of our products and services;
●	competitors, merchants, governments and other industry participants may develop products and services that compete with or replace our value-added products and services, including products and services that enable card networks and banks to transact with consumers directly;
●	participants in the financial services and payment technology industries may merge, create joint ventures, or form other business combinations that may strengthen their existing business services or create new payment services that compete with our services; and
●	new services and technologies that we develop may be impacted by industry-wide solutions and standards, including chip technology, tokenization, Blockchain and other safety and security technologies.

Failure to compete effectively against any of these or other competitive threats could adversely affect our business, financial condition or results of operations.

Global economic, political and other conditions may adversely affect trends in consumer, business and government spending, which may adversely impact the demand for our services and our revenue and profitability.

The financial services and payment technology industries in which we operate depend heavily upon the overall level of consumer, business and government spending. A sustained deterioration in general economic conditions (including distress in financial markets, turmoil in specific economies around the world and additional government intervention), particularly in North America or Europe, or increases in interest rates in key countries in which we operate, may adversely affect our financial performance by reducing the number or average purchase amount of transactions we process. A reduction in the amount of consumer spending could result in a decrease of our revenue and profits.

Adverse economic trends may accelerate the timing, or increase the impact of, risks to our financial performance. These trends could include:

●	declining economies, foreign currency fluctuations and the pace of economic recovery can change consumer spending behaviors, such as cross-border travel patterns, on which the majority of our revenue is dependent;
●	low levels of consumer and business confidence typically associated with recessionary environments, and those markets experiencing relatively high unemployment, may result in decreased spending by cardholders;
●	budgetary concerns in the United States and other countries around the world could affect the United States and other specific sovereign credit ratings, impact consumer confidence and spending, and increase the risks of operating in those countries;
●	emerging market economies tend to be more volatile than the more established markets we serve in North America and Europe, and adverse economic trends may be more pronounced in those emerging markets where we conduct business;
●	financial institutions may restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns;
●	uncertainty and volatility in the performance of our merchants’ businesses may make estimates of our revenues and financial performance less predictable;
●	cardholders may decrease spending for value-added services we market and sell; and
●	government intervention, including the effect of laws, regulations and government investments in our merchants, may have potential negative effects on our business and our relationships with our merchants or otherwise alter their strategic direction away from our products and services.

We are subject to U.S. governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.

In the United States, we are subject to various consumer protection laws (including laws on disputed transactions) and related regulations. If we are found to have breached any consumer protection laws or regulations in any such market, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact revenue, as well as litigation, fines, penalties and adverse publicity that could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business in a manner that harms our financial position.

We collect personally identifiable information and other data from our consumers and merchants. Laws and regulations in several countries restrict certain collection, processing, storage, use, disclosure and security of personal information, require notice to individuals of privacy practices, and provide individuals with certain rights to prevent use and disclosure of protected information.

Future restrictions on the collection, use, sharing or disclosure of personally identifiable information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, and could limit our ability to develop new services and features. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices, fines or other liabilities, as well as negative publicity and a potential loss of business.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our merchants and consumers and may expose us to liability.

In conducting our business, we process, transmit and store sensitive business information and personal information about our merchants, consumers, sales and financial institution partners, vendors, and other parties. This information may include account access credentials, credit and debit card numbers, bank account numbers, social security numbers, driver’s license numbers, names and addresses and other types of sensitive business or personal information. Some of this information is also processed and stored by our merchants, sales and financial institution partners, third-party service providers to whom we outsource certain functions and other agents, which we refer to collectively as our associated third parties. We have certain responsibilities to card networks and their member financial institutions for any failure, including the failure of our associated third parties, to protect this information.

We are a regular target of malicious third-party attempts to identify and exploit system vulnerabilities, and/or penetrate or bypass our security measures, in order to gain unauthorized access to our networks and systems or those of our associated third parties. Such access could lead to the compromise of sensitive, business, personal or confidential information. As a result, we proactively employ multiple methods at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will be successful and will be sufficient to counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information.

Our computer systems and our associated third parties’ computer systems have been, and could be in the future, subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. While we maintain cyber errors and omissions insurance coverage that may cover certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we select our associated third parties carefully, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our merchant customers or otherwise conduct our business.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes and violation of data privacy laws. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our service providers who have access to customer and consumer data will be followed or will be adequate to prevent the unauthorized use or disclosure of data. In addition, we have agreed in certain agreements to take certain protective measures to ensure the confidentiality of merchant and consumer data. The costs of systems and procedures associated with such protective measures may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of personal information of our merchants and consumers, lost revenue and reputational harm.

Any type of security breach, attack or misuse of data described above or otherwise, whether experienced by us or an associated third party, could harm our reputation and deter existing and prospective merchants from using our services or from making electronic payments generally, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), distract our management, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws or by card networks and adversely affect our continued card network registration and financial institution sponsorship. If we were to be removed from networks’ lists of PCI DSS compliant service providers, our existing merchants, sales and financial institution partners or other third parties may cease using or referring our services. Also, prospective merchants, sales partners, financial institution partners or other third parties may choose to terminate their relationship with us, or delay or choose not to consider us for their processing needs. In addition, card networks could refuse to allow us to process through their networks.

We may experience failures in our processing systems due to software defects, computer viruses and development delays, which could damage customer relations and expose us to liability.

Our core business depends heavily on the reliability of our processing systems. A system outage or other failure could adversely affect our business, financial condition or results of operations, including by damaging our reputation or exposing us to third-party liability. Card network rules and certain governmental regulations allow for possible penalties if our systems do not meet certain operating standards. To successfully operate our business, we must be able to protect our processing and other systems from interruption, including from events that may be beyond our control. Events that could cause system interruptions include fire, natural disaster, unauthorized entry, power loss, telecommunications failure, computer viruses, terrorist acts and war. Although we have taken steps to protect against data loss and system failures, there is still risk that we may lose critical data or experience system failures. To help protect against these events, we perform a significant portion of disaster recovery operations ourselves, as well as utilize select third parties for certain operations, particularly outside of the United States. To the extent we outsource any disaster recovery functions, we are at risk of the vendor’s unresponsiveness or other failures in the event of breakdowns in our systems. In addition, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

Our products and services are based on sophisticated software and computing systems that are constantly evolving. We often encounter delays and cost overruns in developing changes implemented to our systems. In addition, the underlying software may contain undetected errors, viruses or defects. Defects in our software products and errors or delays in our processing of electronic transactions could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential merchants, harm to our reputation or exposure to liability claims. In addition, we rely on technologies supplied to us by third parties that may also contain undetected errors, viruses or defects that could adversely affect our business, financial condition or results of operations. Although we attempt to limit our potential liability for warranty claims through disclaimers in our software documentation and limitation of liability provisions in our licenses and other agreements with our merchants and partners, we cannot assure that these measures will be successful in limiting our liability. Additionally, we and our merchants and partners are subject to card network rules. If we do not comply with card network requirements or standards, we may be subject fines or sanctions, including suspension or termination of our registrations and licenses necessary to conduct business.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our merchants and partners expect a consistent level of quality in the provision of our products and services. The support services we provide are a key element of the value proposition to our merchants and partners. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing merchants and partners and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

Acquisitions create certain risks and may adversely affect our business, financial condition or results of operations.

We may make acquisitions of businesses or assets in the future. The acquisition and integration of businesses or assets involve a number of risks. These risks include valuation (determining a fair price for the business or assets), integration (managing the process of integrating the acquired business’ people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining regulatory or other government approvals that may be necessary to complete the acquisition) and due diligence (including identifying risks to the prospects of the business, including undisclosed or unknown liabilities or restrictions to be assumed in the acquisition).

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and their integration could adversely affect our business, financial condition or results of operations.

Continued consolidation in the banking industry could adversely affect our growth.

The banking industry remains subject to consolidation regardless of overall economic conditions. In addition, in times of economic distress, various regulators in the markets we serve have acquired and in the future may acquire financial institutions, including banks with which we partner. If a current financial institution referral partner of ours is acquired by another bank, the acquiring bank may seek to terminate our agreement and impose its own merchant services program on the acquired bank. If a financial institution referral partner acquires another bank, our financial institution referral partner may take the opportunity to conduct a competitive bidding process to determine whether to maintain our merchant acquiring services or switch to another provider. In either situation, we may be unable to retain the relationship post-acquisition, or may have to offer financial concessions to do so, which could adversely affect our results of operations or growth. If a current financial institution referral partner of ours is acquired by a regulator, the regulator may seek to alter the terms or terminate our existing agreement with the acquired financial institution.

Increased customer, referral partner or sales partner attrition could cause our financial results to decline.

We experience attrition in merchant credit and debit card processing volume resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors, unsuccessful contract renewal negotiations and account closures that we initiate for various reasons, such as heightened credit risks or contract breaches by merchants. In addition, if an existing sales partner switches to another payment processor, terminates our services, internalizes payment processing functions that we perform, merges with or is acquired by one of our competitors, or shuts down or becomes insolvent, we may no longer receive new customer referrals from the sales partner, and we risk losing existing merchants that were originally enrolled by the sales partner. We cannot predict the level of attrition in the future and it could increase. Our referral partners are a significant source of new business. Higher than expected attrition could adversely affect our business, financial condition or results of operations. In addition, in certain of the markets in which we conduct business, a substantial portion of our revenue is derived from long-term contracts. If we are unable to renew our referral partner and our merchant contracts on favorable terms, or at all, our business, financial condition or results of operations could be adversely affected.

We incur chargeback liability when our merchants refuse to or cannot reimburse chargebacks resolved in favor of their customers. Any increase in chargebacks not paid by our merchants may adversely affect our business, financial condition or results of operations.

In the event a dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is normally charged back to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect such amounts from the merchant’s account or reserve account (if applicable), or if the merchant refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for a chargeback, we are responsible for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment, as well as “card not present” transactions in which consumers do not physically present cards to merchants in connection with the purchase of goods and services, such as ecommerce, telephonic and mobile transactions. We may experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our merchants could have a material adverse effect on our business, financial condition or results of operations. We have policies and procedures to monitor and manage merchant-related credit risks and often mitigate such risks by requiring collateral (such as cash reserves) and monitoring transaction activity. Notwithstanding our policies and procedures for managing credit risk, it is possible that a default on such obligations by one or more of our merchants could adversely affect our business, financial condition or results of operations.

Failure to maintain or collect reimbursements from our financial institution referral partners could adversely affect our business.

Certain of our long-term referral arrangements with our financial institution partners permit our bank partners to offer their merchant customers lower rates for processing services than we typically provide to the general market. If a bank partner elects to offer these lower rates, under our contract the partner is required to reimburse us for the full amount of the discount provided to its merchant customers. Notwithstanding such contractual commitments, there can be no assurance that these contractual provisions will fully protect us from potential losses should a bank partner default on its obligations to reimburse us or seek to discontinue such reimbursement obligations in the future. If we are unable to collect the full amount of any such reimbursements for any reason, we may incur losses. In addition, any discount provided by our financial institution partner may cause merchants in these markets to demand lower rates for our services in the future, which could further reduce our margins or cause us to lose merchants, either of which could adversely affect our business, financial condition or results of operations.

Fraud by merchants or others could adversely affect our business, financial condition or results of operations.

We may be liable for certain fraudulent transactions and credits initiated by merchants or others. Examples of merchant fraud include merchants or other parties knowingly using a stolen or counterfeit credit or debit card, card number, or other credentials to record a false sales or credit transaction, processing an invalid card or intentionally failing to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud could increase our chargeback liability or cause us to incur other liabilities. It is possible that incidents of fraud could increase in the future. Increases in chargebacks or other liabilities could adversely affect our business, financial condition or results of operations.

Because we rely on third-party vendors to provide products and services, we could be adversely impacted if they fail to fulfill their obligations.

We depend on third-party vendors and partners to provide us with certain products and services, including components of our computer systems, software, data centers and telecommunications networks, to conduct our business. For example, we rely on third parties for services such as organizing and accumulating certain daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis and forwarding the accumulated data to the relevant card network. We also rely on third parties for specific software and hardware used in providing our products and services. Some of these organizations and service providers are our competitors or provide similar services and technology to our competitors, and we do not have long-term or exclusive contracts with them.

Our systems and operations or those of our third-party vendors and partners could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events. In addition, we may be unable to renew our existing contracts with our most significant vendors and partners or our vendors and partners may stop providing or otherwise supporting the products and services we obtain from them, and we may not be able to obtain these or similar products or services on the same or similar terms as our existing arrangements, if at all. The failure of our vendors and partners to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason could adversely affect our operations and profitability due to, among other consequences:

●	loss of revenues;
●	loss of merchants and partners;
●	loss of merchant and cardholder data;
●	fines imposed by card networks;
●	harm to our business or reputation resulting from negative publicity;
●	exposure to fraud losses or other liabilities;
●	additional operating and development costs; or
●	diversion of management, technical and other resources.

We depend, in part, on our merchant and sales agent relationships and strategic partnerships with various financial institutions to grow our business. If we are unable to maintain these relationships and partnerships, our business may be adversely affected.

We depend, in part, on our merchant and sales and distribution agent relationships and partnerships with various financial institutions, including our partnerships with independent sales organizations, or ISOs, to grow our business. These relationships take on different forms, including consolidated subsidiaries, equity method investments, joint ventures and revenue sharing arrangements. For our financial institution partners, we typically enter into long-term, exclusive referral arrangements with our partner banks, either contractually or through a separate legal entity. Our bank partners act as referral sources for the bank’s merchant customers and, in some cases, also provide card association sponsorship. We typically provide transaction processing and related functions. Both we and our partners may also provide management, sales, marketing and other administrative services. These arrangements allow us to be the processor for multiple financial institutions, any one of which may be selected by the merchant as its bank partner. We rely on the growth of our merchant and other strategic relationships, and our ability to maintain these relationships and other distribution channels, to support and grow our business. If we fail to maintain these relationships, or if these partners fail to maintain their brands or decrease the size of their branded networks, our business may be adversely affected. In addition, our contractual arrangements with our merchants and other strategic partners vary in length, and may also allow for early termination upon the occurrence of certain events. There can be no assurance that we will be able to renew these contractual arrangements on similar terms or at all. The loss of merchant relationships or other strategic partners could adversely affect our business and result in a reduction of our revenue and profit.

We rely on various financial institutions to provide clearing services in connection with our settlement activities. If these financial institutions stop providing clearing services, we must find other financial institutions to provide those services. If we are unable to find a replacement financial institution we may no longer be able to provide processing services to certain merchants, which could adversely affect our business, financial condition or results of operations. In addition, certain financial institutions that provide clearing services to us require us to prefund settlement payments. In the event of a chargeback, merchant bankruptcy or other failure to fund, or other intervening failure in the banking card network system, we may be unable to recoup these prepayments, which could adversely affect our business, financial condition or results of operations.

We also maintain intraday and overnight credit facilities with various financial institutions to fund our daily settlement obligations. These facilities are generally short term in nature. If these sources of financing become unavailable, we would have to seek alternative credit arrangements. Any alternative arrangements we obtain may contain higher interest rates or other terms less favorable to us than our current facilities, which in turn could adversely affect our business, financial condition or results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor and manage all risks our business encounters. If our policies and procedures are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation or be subject to litigation or regulatory actions that could adversely affect our business, financial condition or results of operations.

A significant number of our merchants are small- and medium-sized businesses and small affiliates of large companies, which can be more difficult and costly to retain than larger enterprises and may increase the impact of economic fluctuations on us.

We market and sell our products and services to, among others, small and midsized businesses (“SMBs”) and small affiliates of large companies. To continue to grow our revenue, we must add merchants, sell additional services to existing merchants and encourage existing merchants to continue doing business with us. However, retaining SMBs can be more difficult than retaining large enterprises as SMB merchants:

●	often have higher rates of business failures and more limited resources;
●	are typically less sophisticated in their ability to make technology-related decisions based on factors other than price;
●	may have decisions related to the choice of payment processor dictated by their affiliated parent entity; and
●	are more able to change their payment processors than larger organizations dependent on our services.

SMBs are typically more susceptible to the adverse effects of economic fluctuations. Adverse changes in the economic environment or business failures of our SMB merchants may have a greater impact on us than on our competitors who do not focus on SMBs to the extent that we do. As a result, we may need to attract and retain new merchants at an accelerated rate or decrease our expenses to reduce negative impacts on our business, financial condition and results of operations.

Our business depends on a strong and trusted brand, and damage to our reputation, or the reputation of our partners, could adversely affect our business, financial condition or results of operations.

We market our products and services under our brand or the brand of our partners, or both, and we must protect and grow the value of our brand to continue to be successful in the future. If an incident were to occur that damages our reputation, or the reputation of our partners, in any of our major markets, the value of our brand could be adversely affected and our business could be damaged.

Our ability to recruit, retain and develop qualified personnel is critical to our success and growth.

All of our businesses function at the intersection of rapidly changing technological, social, economic and regulatory environments that require a wide range of expertise and intellectual capital. For us to successfully compete and grow, we must recruit, retain and develop personnel who can provide the necessary expertise across a broad spectrum of intellectual capital needs. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to assure we have the necessary human resources capable of maintaining continuity in our business. The market for qualified personnel is competitive and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that key personnel, including our executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to recruit, retain or develop qualified personnel could adversely affect our business, financial condition or results of operations.

There may be a decline in the use of cards as a payment mechanism for consumers or adverse developments with respect to the card industry in general.

If consumers do not continue to use credit or debit cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit cards and debit cards our business could be adversely affected. Consumer credit risk may make it more difficult or expensive for consumers to gain access to credit facilities such as credit cards. Regulatory changes may result in financial institutions seeking to charge their customers additional fees for use of credit or debit cards. Such fees may result in decreased use of credit or debit cards by cardholders. We believe future growth in the use of credit and debit cards and other electronic payments will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods that we process, including credit and debit cards.

Increases in card network fees and other changes to fee arrangements may result in the loss of merchants or a reduction in our earnings.

From time to time, card networks, including Visa and MasterCard, increase the fees that they charge processors. We could attempt to pass these increases along to our merchants, but this strategy might result in the loss of merchants to our competitors who do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our merchants in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings.

In addition, in certain of our markets, card issuers pay merchant acquirers such as us fees based on debit card usage in an effort to encourage debit card use. If these card issuers discontinue this practice, our revenue and margins in these jurisdictions could be adversely affected.

If we fail to comply with the applicable requirements of card networks, they could seek to fine us, suspend us or terminate our registrations. If our merchants or sales partners incur fines or penalties that we cannot collect from them, we may have to bear the cost of such fines or penalties.

In order to provide our transaction processing services, several of our subsidiaries are registered with Visa and MasterCard and other card networks as members or service providers for member institutions. Visa, MasterCard, and other card networks, set the rules and standards with which we must comply. The termination of our member registration or our status as a certified service provider, or any changes in network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to or through our merchants or partners, could adversely affect our business, financial condition or results of operations.

As such, we and our merchants are subject to card network rules that could subject us or our merchants to a variety of fines or penalties that may be levied by card networks for certain acts or omissions by us. The rules of card networks are set by their boards, which may be influenced by card issuers, and some of those issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to merchants in direct competition with us. These banks could attempt, by virtue of their influence on the networks, to alter the networks’ rules or policies to the detriment of non-members including certain of our businesses. The termination of our registrations or our status as a service provider or a merchant processor, or any changes in network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to our merchants, could adversely affect our business, financial condition or results of operations. If a merchant or sales partner fails to comply with the applicable requirements of card networks, it could be subject to a variety of fines or penalties that may be levied by card networks. If we cannot collect the amounts from the applicable merchant or sales partner, we may have to bear the cost of the fines or penalties, resulting in lower earnings for us. The termination of our registration, or any changes in card network rules that would impair our registration, could require us to stop providing payment processing services relating to the affected card network, which would adversely affect our ability to conduct our business.

OMNISOFT.IO, INC.

Our growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants.

We principally generate revenues through the sale of subscriptions to our platform and the sale of additional solutions to our merchants. Our subscription plans typically have a one-month term, although a small percentage of our merchants have annual or multi-year subscription terms. Our merchants have no obligation to renew their subscriptions after their subscription term expires. As a result, even though the number of merchants using our platform has grown rapidly in recent years, there can be no assurance that we will be able to retain these merchants. We have historically experienced merchant turnover as a result of many of our merchants being small- and medium-sized businesses, or SMBs, that are more susceptible than larger businesses to general economic conditions and other risks affecting their businesses. Many of these SMBs are in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. Our costs associated with subscription renewals are substantially lower than costs associated with generating revenue from new merchants or costs associated with generating sales of additional solutions to existing merchants. Therefore, if we are unable to retain merchants or if we are unable to increase revenues from existing merchants, even if such losses are offset by an increase in new merchants or an increase in other revenues, our operating results could be adversely impacted.

We may also fail to attract new merchants, retain existing merchants or increase sales to both new and existing merchants as a result of a number of other factors, including: reductions in our current or potential merchants’ spending levels; competitive factors affecting the software as a service, or SaaS, business software applications market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by our competitors; our ability to execute on our growth strategy and operating plans; a decline in our merchants’ level of satisfaction with our platform and merchants’ usage of our platform; the difficulty and cost to switch to a competitor may not be significant for many of our merchants; changes in our relationships with third parties, including our partners, app developers, theme designers, referral sources and payment processors; the timeliness and success of new products and services we may offer in the future; the frequency and severity of any system outages; technological change; and our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Additionally, we anticipate that our growth rate will decline over time to the extent that the number of merchants using our platform increases and we achieve higher market penetration rates. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to retain existing merchants and increase sales to existing merchants.

If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business may be adversely affected.

The markets in which we compete are characterized by constant change and innovation and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our merchants and design a platform that provides them with the tools they need to operate their businesses. Our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.

We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. Software development involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software platform. For example, our design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content and other features, into our platform. The continual improvement and enhancement of our platform requires significant investment and we may not have the resources to make such investment. Our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. To the extent we are not able to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business, operating results and financial condition will be adversely affected.

We store personally identifiable information of our merchants and their customers. If the security of this information is compromised or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

We store personally identifiable information, credit card information and other confidential information of our merchants and their customers. The third-party apps sold on our platform may also store personally identifiable information, credit card information and other confidential information of our merchants and their customers. We do not regularly monitor or review the content that our merchants upload and store and, therefore, do not control the substance of the content on our servers, which may include personal information. We may experience successful attempts by third parties to obtain unauthorized access to the personally identifiable information of our merchants and their customers. This information could also be otherwise exposed through human error, malfeasance or otherwise. The unauthorized access or compromise of this personally identifiable information could have a material adverse effect on our business, financial condition and results of operations. Even if such a data breach were to affect one or more of our competitors, the resulting consumer concern could negatively affect our merchants and our business.

We are also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. We post on our website our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of merchant data and data relating to their customers. In addition, the interpretation of data protection laws in the United States, and elsewhere, and their application to the internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from jurisdiction to jurisdiction, and in a manner that is not consistent with our current data protection practices. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. Any such new laws or regulations, or changing interpretations of existing laws and regulations, may cause us to incur significant costs and expend significant effort to ensure compliance. Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

Our failure to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by our merchants or their customers. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, diversion of management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our solutions. In addition, if our security measures fail to protect credit card information adequately, we could be liable to both our merchants and their customers for their losses, as well as our payments processing partners under our agreements with them. As a result, we could be subject to fines and higher transaction fees, we could face regulatory action, and our merchants could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

If our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our merchants.

Software such as ours often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Furthermore, our platform is a multi-tenant cloud based system that allows us to deploy new versions and enhancements to all of our merchants simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities or software bugs to all of our merchants simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of our merchants.

Since our merchants use our services for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in losses to our merchants. Our merchants may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a merchant could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our merchants that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

We may be unable to achieve or maintain data transmission capacity.

Our merchants often draw significant numbers of consumers to their shops over short periods of time, including from events such as new product releases, holiday shopping seasons and flash sales, which significantly increases the traffic on our servers and the volume of transactions processed on our platform. Our servers may be unable to achieve or maintain data transmission capacity high enough to handle increased traffic or process orders in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our solutions. In the future, we may be required to allocate resources, including spending substantial amounts of money, to build, purchase or lease additional data centers and equipment and upgrade our technology and network infrastructure in order to handle the increased load. Our ability to deliver our solutions also depends on the development and maintenance of internet infrastructure by third-parties, including the maintenance of reliable networks with the necessary speed, data capacity and bandwidth. If one of these third-parties suffers from capacity constraints, our business may be adversely affected. In addition, because we and our merchants generate a disproportionate amount of revenue in the fourth quarter, any disruption in our merchants’ ability to process and fulfill customer orders in the fourth quarter could have a disproportionately negative effect on our operating results.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that the growth of our business will continue to depend on third-party relationships, including relationships with our app developers, theme designers, referral sources, resellers, payment processors and other partners. In addition to growing our third-party partner ecosystem, we intend to pursue additional relationships with other third-parties, such as technology and content providers and implementation consultants. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party content and technology. Some of the third parties that sell our services have the direct contractual relationships with the merchants, and therefore we risk the loss of such merchants if the third parties fail to perform their obligations. Our agreements with providers of cloud hosting, technology, content and consulting services are typically non-exclusive and do not prohibit such service providers from working with our competitors or from offering competing services. These third-party providers may choose to terminate their relationship with us or to make material changes to their businesses, products or services. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our platform. In addition, these providers may not perform as expected under our agreements or under their agreements with our merchants, and we or our merchants may in the future have disagreements or disputes with such providers. If we lose access to products or services from a particular supplier, or experience a significant disruption in the supply of products or services from a current supplier, especially a single-source supplier, it could have an adverse effect on our business and operating results.

If we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed.

We believe our focus on customer service and support is critical to onboarding new merchants and retaining our existing merchants and growing our business. As a result, we have invested heavily in the quality and training of our support team along with the tools they use to provide this service. If we are unable to maintain a consistently high level of customer service, we may lose existing merchants. In addition, our ability to attract new merchants is highly dependent on our reputation and on positive recommendations from our existing merchants. Any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, could adversely affect our reputation and the number of positive merchant referrals that we receive.

We use a limited number of data centers to deliver our services. Any disruption of service at these facilities could harm our business.

We currently manage our services and serve all of our merchants from two third-party data center facilities. While we own the hardware on which our platform runs and deploy this hardware to the data center facilities, we do not control the operation of these facilities. We have experienced, and may in the future experience, failures at the third-party data centers where our hardware is deployed from time to time. Data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Any of these events could result in lengthy interruptions in our services. Changes in law or regulations applicable to data centers in various jurisdictions could also cause a disruption in service. Interruptions in our services would reduce our revenue, subject us to potential liability and adversely affect our ability to retain our merchants or attract new merchants. The performance, reliability and availability of our platform is critical to our reputation and our ability to attract and retain merchants. Merchants could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. The property and business interruption insurance coverage we carry may not be adequate to compensate us fully for losses that may occur.

Our agreements with our third-party data facility providers are on a month-to-month basis. The agreements do not provide for early termination without cause, as defined therein. Upon expiration of the initial term, both agreements will automatically renew for successive 12-month periods unless appropriate notice is provided. However, when our agreements with the third-party data facilities terminate, the owners of the data facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if the owners of the data facilities decide to close such facilities, we may be required to transfer to new data center facilities and we may incur costs and possible service interruption in connection with doing so.

Mobile devices are increasingly being used to conduct commerce, and if our solutions do not operate as effectively when accessed through these devices, our merchants and their customers may not be satisfied with our services, which could harm our business.

We are dependent on the interoperability of our platform with third-party mobile devices and mobile operating systems as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect usage of our platform. Effective mobile functionality is integral to our long-term development and growth strategy. In the event that our merchants and their customers have difficulty accessing and using our platform on mobile devices, our business and operating results could be adversely affected.

Our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with our platform.

We believe the simple and straightforward interface for our platform has helped us to expand and offer our solutions to merchants with limited technical expertise. In the future, providers of internet browsers could introduce new features that would make it difficult for merchants to use our platform. In addition, internet browsers for desktop or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platform, or prevent consumers from accessing our merchants’ shops. Any changes to technologies used in our platform, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for merchants to access our platform or consumers to access our merchants’ shops, may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs, may adversely affect our business, operating results and financial condition.

A majority of the merchants that use our platform are SMBs and many of our merchants are in the entrepreneurial stage of their development. Our performance is subject to worldwide economic conditions and their impact on levels of spending by SMBs and their customers. SMBs and entrepreneurs may be disproportionately affected by economic downturns. SMBs and entrepreneurs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions.

Economic downturns may also adversely impact retail sales, which could result in merchants who use our platform going out of business or deciding to stop using our services in order to conserve cash. Weakening economic conditions may also adversely affect third-parties with whom we have entered into relationships and upon which we depend in order to grow our business. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks, any of which could adversely affect our business.

We may be subject to claims by third-parties of intellectual property infringement.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. Third parties have in the past asserted, and may in the future assert, that our platform, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by our competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, non-practicing entities have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. The risk of claims may increase as the number of solutions that we offer and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims.

Any such claims, regardless of merit, that result in litigation could result in substantial expenses, divert the attention of management, cause significant delays in introducing new or enhanced services or technology, materially disrupt the conduct of our business and have a material and adverse effect on our brand, business, financial condition and results of operations. Although we do not believe that our proprietary technology, processes and methods have been patented by any third party, it is possible that patents have been issued to third parties that cover all or a portion of our business. As a consequence of any patent or other intellectual property claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our solutions or re-brand our solutions. We may also be obligated to indemnify our merchants or partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. If it appears necessary, we may seek to secure license rights to intellectual property that we are alleged to infringe at a significant cost, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and can cause us to expend significant money, time and attention to it, even if we are ultimately successful. Any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third-parties, prevent us from offering all or a portion of our solutions and otherwise negatively affect our business and operating results.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology.

Our trade secrets, trademarks, trade dress, domain names, copyrights, trade secrets and other intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, assignment agreements and license agreements with employees and third parties, trade secrets, copyrights and trademarks to protect our intellectual property and competitive advantage, all of which offer only limited protection. The steps we take to protect our intellectual property require significant resources and may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. We may be required to use significant resources to monitor and protect these rights. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our proprietary information may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, we hold no issued patents and thus would not be entitled to exclude or prevent our competitors from using our proprietary technology, methods and processes to the extent independently developed by our competitors.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing software that is substantially equivalent or superior to our software. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we likely would not be able to assert any trade secret rights against such parties. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including our trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for services that also address our market. We rely on our brand and trademarks to identify our platform and to differentiate our platform and services from those of our competitors, and if we are unable to adequately protect our trademarks third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion in the market, which could decrease the value of our brand and adversely affect our business and competitive advantages.

Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third-parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop services with the same or similar functionality as our platform. If our competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if our competitors are able to develop a platform with the same or similar functionality as ours without infringing our intellectual property, our competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to enforce our intellectual property rights due to the cost, time and distraction of bringing such litigation. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, result in our substituting inferior or more costly technologies into our platform or injure our reputation. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do.

Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to a significant extent on the use and development of “open source” software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third-parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. It is our view that we do not distribute our software, since no installation of our software is necessary and our platform is accessible solely through the “cloud.” Nevertheless, this position could be challenged. Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have robust open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third-parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

We rely on search engines and social networking sites to attract a meaningful portion of our merchants. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new merchants may be impaired. In addition, if our merchants are not able to generate traffic to their shops through search engines and social networking sites, their ability to attract consumers may be impaired.

Many of our merchants locate our website through internet search engines, such as Google, and advertisements on social networking sites, such as Facebook. The prominence of our website in response to internet searches is a critical factor in attracting potential merchants to our platform. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic.

Similarly, many consumers locate our merchants’ shops through internet search engines and advertisements on social networking sites. If our merchants’ shops are listed less prominently or fail to appear in search results for any reason, visits to our merchants’ shops could decline significantly. As a result, our merchants’ businesses may suffer, which would affect the ability of such merchants to pay for our solutions.

Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines modify their algorithms, our website and our merchants’ shops may appear less prominently or not at all in search results, which could result in reduced traffic to our website and to our merchants’ shops.

Additionally, if the price of marketing our solutions over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing and our business and operating results could be adversely affected. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. As well, new search engines or social networking sites may develop, particularly in specific jurisdictions that reduce traffic on existing search engines and social networking sites. And if we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms. If we are unable to continue to successfully promote and maintain our websites, or if we incur excessive expenses to do so, our business and operating results could be adversely affected.

Activities of merchants or the content of their shops could damage our brand, subject us to liability and harm our business and financial results.

Our terms of service prohibit our merchants from using our platform to engage in illegal activities and our terms of service permit us to take down a merchant’s shop if we become aware of such illegal use. Merchants may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of merchants that are deemed to be hostile, offensive, inappropriate or illegal. We do not proactively monitor or review the appropriateness of the content of our merchants’ shops and we do not have control over merchant activities. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results.

If third-party apps and themes change such that we do not or cannot maintain the compatibility of our platform with these apps and themes, or if we fail to provide third-party apps and themes that our merchants desire to add to their shops, demand for our platform could decline.

The success of our platform depends, in part, on our ability to integrate third-party apps, themes and other offerings into our third-party ecosystem. Third-party developers may change the features of their offerings or alter the terms governing the use of their offerings in a manner that is adverse to us. If we are unable to maintain technical interoperation, our merchants may not be able to effectively integrate our platform with other systems and services they use. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our platform with their offerings. Further, third-party developers may refuse to partner with us or limit or restrict our access to their offerings. Such changes could functionally limit or terminate our ability to use these third-party offerings with our platform, which could negatively impact our solution offerings and harm our business. If we fail to integrate our platform with new third-party offerings that our merchants need for their shops, or to adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our merchants and their customers expect, which would negatively impact our offerings and, as a result, harm our business.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide our solutions and run our business, sometimes by a single-source supplier.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third-parties in order to provide our solutions and run our business, sometimes by a single-source supplier. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to provide our solutions or run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could cause an adverse effect on our business and operating results. Further, merchants could assert claims against us in connection with such service disruption or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

We may not be able to compete successfully against current and future competitors.

We face competition in various aspects of our business and we expect such competition to intensify in the future, as existing and new competitors introduce new services or enhance existing services. We have competitors with longer operating histories, larger customer bases, greater brand recognition, greater experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than we do. As a result, our potential competitors may be able to develop products and services better received by merchants or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or merchant requirements. In addition, some of our larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our solutions at lower prices.

Competition may intensify as our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand into our market segments or geographic markets. For instance, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us in areas where we operate including: by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; or by making access to our platform more difficult. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in an effort to increase their market share. We also expect new entrants to offer competitive services. If we cannot compete successfully against current and future competitors, our business, results of operations and financial condition could be negatively impacted.

We plan to make future acquisitions and investments, which could divert management’s attention, result in operating difficulties and dilution to our stockholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

From time to time, we evaluate potential strategic acquisition or investment opportunities. Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:

●	diversion of management time and focus from operating our business;
●	use of resources that are needed in other areas of our business;
●	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
●	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to our corporate culture;
●	in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our platform and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;
●	in the case of an acquisition, retention and integration of employees from the acquired company;
●	unforeseen costs or liabilities;
●	adverse effects to our existing business relationships with partners and merchants as a result of the acquisition or investment;
●	the possibility of adverse tax consequences; and
●	litigation or other claims arising in connection with the acquired company or investment.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities.

We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. At this time we have made no commitments or agreements with respect to any such transaction.

New tax laws could be enacted or existing laws could be applied to us or our merchants, which could increase the costs of our solutions and adversely impact our business.

The application of federal, state, provincial, local and foreign tax laws to solutions provided over the internet is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, possibly with retroactive effect, and could be applied solely or disproportionately to solutions provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent, and could ultimately result in a negative impact on our results of operations and cash flows.

State tax authorities may seek to assess state and local business taxes and sales and use taxes. If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to tax liability for past sales.

There is a risk that U.S. states could assert that we are liable for U.S. state and local business activity taxes, which are levied upon income or gross receipts, or for the collection of U.S. local sales and use taxes. This risk exists regardless of whether we are subject to U.S. federal income tax. States are becoming increasingly active in asserting nexus for business activity tax purposes and imposing sales and use taxes on products and services provided over the internet. We may be subject to U.S. state and local business activity taxes if a state tax authority asserts that our activities or the activities of our non-U.S. subsidiaries are sufficient to establish nexus. We could also be liable for the collection of U.S. state and local sales and use taxes if a state tax authority asserts that distribution of our solutions over the internet is subject to sales and use taxes. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, voluntarily engage state tax authorities in order to determine how to comply with their rules and regulations. If a state tax authority asserts that distribution of our solutions is subject to such sales and use taxes, the additional cost may decrease the likelihood that such merchants would purchase our solutions or continue to renew their subscriptions.

A successful assertion by one or more states requiring us to collect sales or other taxes on subscription service revenue could result in substantial tax liabilities for past transactions and otherwise harm our business. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required. New obligations to collect or pay taxes of any kind could increase our cost of doing business.

We are dependent upon consumers’ and merchants’ willingness to use the internet for commerce.

Our success depends upon the general public’s continued willingness to use the internet as a means to pay for purchases, communicate, access social media, research and conduct commercial transactions, including through mobile devices. If consumers or merchants become unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to merchants’ and consumers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.

We may face challenges in expanding into new geographic regions.

Our future success will depend in part upon our ability to expand into new geographic regions, and we will face risks entering markets in which we have limited or no experience and in which we do not have any brand recognition. Expanding into new geographic regions where the main language is not English will require substantial expenditures and take considerable time and attention, and we may not be successful enough in these new markets to recoup our investments in a timely manner, or at all. Our efforts to expand into new geographic regions may not be successful, which could limit our ability to grow our business.

Risks Related to Laws and Regulations

Failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

We currently operate our business in the U.S. and Canada. We are subject to anti-corruption laws and regulations, including the FCPA, and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. These laws prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the U.S. and other business entities for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations; however, there can be no assurance that all of our employees, consultants and agents, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible.

In addition, we are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, or the BSA. Among other things, the BSA requires money services businesses (such as money transmitters and providers of prepaid access) to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records.

We are also subject to certain economic and trade sanctions programs that are administered by the Department of Treasury’s Office of Foreign Assets Control, or OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. Other group entities may be subject to additional foreign or local sanctions requirements in other relevant jurisdictions.

Similar anti-money laundering and counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified in lists maintained by the country equivalents to OFAC lists in several other countries and require specific data retention obligations to be observed by intermediaries in the payment process. Our businesses in those jurisdictions are subject to those data retention obligations.

Failure to comply with any of these laws and regulations or changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may result in significant financial penalties, reputational harm or change the manner in which we currently conduct some aspects of our business, which could adversely affect our business, financial condition or results of operations.

Failure to enforce and defend our intellectual property rights may diminish our competitive advantages or interfere with our ability to market and promote our products and services.

Our trademarks, trade names, trade secrets, know-how, proprietary technology and other intellectual property are important to our future success. We have a pending trademark application for “CrowdPay.us Crowdfunding & Compliance Platform”. We believe our trademarks and trade names are widely recognized and associated with quality and reliable service. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property will be adequate to prevent infringement, misappropriation or other violation of our rights. We also cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Furthermore, we may face claims of infringement of third-party intellectual property that could interfere with our ability to market and promote our brands. Any litigation to enforce our intellectual property rights or defend ourselves against claims of infringement of third-party intellectual property rights could be costly, divert attention of management and may not ultimately be resolved in our favor. Moreover, if we are unable to successfully defend against claims that we have infringed the intellectual property rights of others, we may be prevented from using certain intellectual property and may be liable for damages, which in turn could materially adversely affect our business, financial condition or results of operations. In addition, the laws of certain non-U.S. countries where we do business or may do business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States.

New or revised tax regulations or their interpretations, or becoming subject to additional foreign or U.S. federal, state or local taxes that cannot be passed through to our merchants or partners, could reduce our net income.

We are subject to tax laws in each jurisdiction where we do business. Changes in tax laws or their interpretations could decrease the amount of revenues we receive, the value of any tax loss carry-forwards and tax credits recorded on our balance sheet and the amount of our cash flow, and adversely affect our business, financial condition or results of operations.

Recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, imposing a one-time transition tax, or repatriation tax, on all undistributed earnings and profits of certain U.S.-owned foreign corporations, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Internal Revenue Service, or the IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While some of the changes made by the tax legislation may adversely affect us in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. We continue to work with our tax advisors to determine the full impact that the recent tax legislation as a whole will have on us.

Additionally, companies in the electronic payments industry, including us, may become subject to incremental taxation in various tax jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our merchants, our costs would increase and our net income would be reduced.

U.S. federal income tax reform could adversely affect us and holders of our shares.

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act,” which significantly revised the Internal Revenue Code of 1986, as amended. The new legislation, among other things, changes the U.S. federal income tax rates, imposes significant additional limitations on the deductibility of interest, allows the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. The impact of this new tax legislation, or of any future administrative guidance interpreting provisions thereof, on holders of our shares is uncertain and could be adverse. This prospectus does not discuss any such tax legislation or the manner in which it might affect holders of our shares. We urge prospective investors to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our shares.

Failure to comply with, or changes in, laws, regulations and enforcement activities may adversely affect the products, services and markets in which we operate.

We and our merchants are subject to laws and regulations that affect the electronic payments industry in the many countries in which our services are used. In particular, our merchants are subject to numerous laws and regulations applicable to banks, financial institutions, and card issuers in the United States and abroad, and, consequently, we are at times affected by these foreign, federal, state, and local laws and regulations. The U.S. government has increased its scrutiny of a number of credit card practices, from which some of our merchants derive significant revenue. Regulation of the payments industry, including regulations applicable to us and our merchants, has increased significantly in recent years. Failure to comply with laws and regulations applicable to our business may result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of services or the imposition of consent orders or civil and criminal penalties, including fines which could adversely affect our business, financial condition or results of operations.

We are also subject to U.S. financial services regulations, a myriad of consumer protection laws, including economic sanctions, laws and regulations, anticorruption laws, escheat regulations and privacy and information security regulations. Changes to legal rules and regulations, or interpretation or enforcement of them, could have a negative financial effect on us. Any lack of legal certainty exposes our operations to increased risks, including increased difficulty in enforcing our agreements in those jurisdictions and increased risks of adverse actions by local government authorities, such as expropriations. In addition, certain of our alliance partners are subject to regulation by federal and state authority and, as a result, could pass through some of those compliance obligations to us, which could adversely affect our business, financial condition or results of operations.

In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), recently significantly changed the U.S. financial regulatory system. Among other things, Title X of the Dodd-Frank Act established a new, independent regulatory agency known as the Consumer Financial Protection Bureau, or CFPB, to regulate consumer financial products and services (including some offered by our merchants). The CFPB rules, examinations and enforcement actions may require us to adjust our activities and may increase our compliance costs.

Separately, under the Dodd-Frank Act, debit interchange transaction fees that a card issuer receives and are established by a payment card network for an electronic debit transaction are now regulated by the Board of Governors of the Federal Reserve System, or the Federal Reserve, and must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing, and settling the transaction. Effective October 1, 2011, the Federal Reserve capped debit interchange rates for card issuers operating in the United States with assets of $10 billion or more at the sum of $0.21 per transaction and an ad valorem component of 5 basis points to reflect a portion of the card issuer’s fraud losses plus, for qualifying card issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. Regulations such as these could result in the need for us to make capital investments to modify our services to facilitate our existing merchants’ and potential merchants’ compliance and reduce the fees we are able to charge our merchants. These regulations also could result in greater pricing transparency and increased price-based competition leading to lower margins and higher rates of merchant attrition. Furthermore, the requirements of the regulations and the timing of their effective dates could result in changes in our merchants’ business practices, which could change the demand for our services and alter the type or volume of transactions that we process on behalf of our merchants.

Risks Related to Our Capital Stock and this Offering

We are controlled by Ronny Yakov, our Chief Executive Officer, whose interests may differ from the interests of our other stockholders.

Mr. Yakov beneficially owns and possesses majority voting power of the fully diluted shares of our common stock. Through his control of the voting power of our common stock, Mr. Yakov controls the election of our directors and all other matters requiring the approval of our stockholders. By virtue of Mr. Yakov’s voting control, we are a “controlled company,” as defined in The NASDAQ Stock Market LLC listing rules, and are not subject to NASDAQ requirements that would otherwise require us to have a majority of independent directors, a nominating committee composed solely of independent directors or a compensation committee composed solely of independent directors. Accordingly, our stockholders will not be afforded the same protections generally as stockholders of other NASDAQ-listed companies with respect to corporate governance for so long as we rely on these exemptions from the corporate governance requirements.

Mr. Yakov effectively has control over all matters submitted to our stockholders for approval, including the election or removal of directors, changes to our certificate of incorporation, a sale or merger of our company and other transactions requiring stockholder approval under Delaware law. Mr. Yakov’s controlling interest may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, the company.

Our management has broad discretion as to the use of the net proceeds from this offering.

We intend to use the net proceeds from this offering to repay outstanding indebtedness, invest in or acquire companies or technologies that are synergistic with or complimentary to our business, to create, launch and market new products and for working capital and general corporate purposes, however we cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There is a very limited existing market for our common stock and we do not know if a more liquid market will develop to provide you with adequate liquidity.

Prior to this offering, there has been a very limited public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering, or if it does develop, that will be maintained. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. We anticipate that our shares of common stock will be approved for listing on the NASDAQ Capital Market in connection with this offering, however, we cannot ensure that an active public market for our common stock will develop after this offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our common stock;
●	you may not be able to resell your shares at or above the public offering price;
●	the market price of our common stock may experience more price volatility; and
●	there may be less efficiency in carrying out your purchase and sale orders.

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile. This volatility may prevent you from being able to sell your shares at or above the price you paid for your shares. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;
●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	changes in financial or operational estimates or projections;
●	[termination of the lock-up agreement or other restrictions on the ability of our stockholders and other security holders to sell shares after this offering];
●	changes in the economic performance or market valuations of companies similar to ours; and
●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the stock of companies that are competitive to us in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

The NASDAQ Capital Market may not list our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We anticipate that our shares of common stock will be listed on The NASDAQ Capital Market (or NASDAQ) upon consummation of this offering. Although, after giving effect to this offering, we expect to meet, on a pro forma basis, NASDAQ’s minimum initial listing standards, which generally mandate that we meet certain requirements relating to stockholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that we will be able to meet those initial listing requirements. If NASDAQ does not list our securities for trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity with respect to our securities;

●	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;
●	a limited amount of news and analyst coverage for our company; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Assuming our securities will be listed on NASDAQ, our securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Furthermore, if we were no longer listed on NASDAQ, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Our failure to meet the continued listing requirements of The NASDAQ Capital Market could result in a de-listing of our securities.

If after listing we fail to satisfy the continued listing requirements of NASDAQ, such as the corporate governance requirements or the minimum closing bid price requirement, NASDAQ may take steps to de-list our securities. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

If, after listing on The NASDAQ Capital Market, we are delisted and our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on NASDAQ and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

As a “thinly-traded” stock, large sales can place downward pressure on our stock price.

Our stock experiences periods when it could be considered “thinly traded”. Financing transactions resulting in a large number of newly issued shares that become readily tradable, or other events that cause current stockholders to sell shares, could place further downward pressure on the trading price of our stock. In addition, the lack of a robust resale market may require a stockholder who desires to sell a large number of shares to sell the shares in increments over time to mitigate any adverse impact of the sales on the market price of our stock.

We could issue additional common stock, which might dilute the book value of our capital stock.

The Company may issue all or a part of its authorized but unissued shares of common stock. Any such stock issuance could be made at a price that reflects a discount or a premium to the then-current trading price of our common stock. In addition, in order to raise future capital, we may need to issue securities that are convertible into or exchangeable for a significant amount of our common stock. These issuances, if any, would dilute your percentage ownership interest in the Company, thereby having the effect of reducing your influence on matters on which stockholders vote. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options, or if warrant holders exercise their warrants to purchase shares of our common stock. As a result, any such issuances or exercises would dilute your interest in the Company and the per share book value of the common stock that you owned, either of which could negatively affect the trading price of our common stock and the value of your investment.

Shares eligible for future sale may adversely affect the market for our common stock.

As of February 14, 2019 there are 1,200,000 warrants to purchase shares of our common stock outstanding. The warrants are exercisable at an exercise price of $0.25 per share. If and when these securities are exercised into shares of our common stock, the number of our shares of common stock outstanding will increase. Such increase in our outstanding shares, and any sales of such shares, could have a material adverse effect on the market for our common stock and the market price of our common stock.

In addition, from time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, after satisfying a six month holding period: (i) affiliated stockholders (or stockholders whose shares are aggregated) may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale and (ii) non-affiliated stockholders may sell without such limitations, provided that we are current in our public reporting obligations. Rule 144 also permits the sale of securities by non-affiliates that have satisfied a one year holding period without any limitation or restriction. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our securities.

Because certain principal stockholders own a large percentage of our voting stock, other stockholders’ voting power may be limited.

As of February 14, 2019 two large stockholders, Ronny Yakov and John Herzog, owned or controlled approximately 98.0% of our outstanding common stock. If those stockholders act together, they will have the ability to have a substantial influence on matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval. In addition, the ownership of such stockholders could preclude any unsolicited acquisition of us, and consequently, adversely affect the price of our common stock. These stockholders may make decisions that are adverse to your interests.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus before investing in our company. We may receive media coverage regarding our company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering, and you should not rely on this information in making an investment decision.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of [        ] shares of common stock offered in this offering at an assumed public offering price of $[        ] per share (the mid-point of the range indicated on the front cover of this prospectus), and after deducting underwriter discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[     ] per share, or [     ]% at the assumed public offering price. In addition, in the past, we issued warrants to acquire shares of common stock. Additionally, to the extent that these warrants, or options we will grant to our officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders without information or rights available to stockholders of more mature companies.

For as long as we remain an “emerging growth company”, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	taking advantage of an extension of time to comply with new or revised financial accounting standards;
●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

The anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our certificate of incorporation, as amended (which we refer to as the certificate of incorporation), and bylaws, as amended (which we refer to as the bylaws), may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our certificate of incorporation and bylaws will:

●	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;
●	provide that special meetings of stockholders may only be called by our Chairman and/or President, our board of directors or a super-majority (66 2/3%) of our stockholders;
●	place restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;
●	not provide stockholders with the ability to cumulate their votes; and
●	provide that only a super-majority of our stockholders (66 2/3%) may amend our bylaws.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company and are an accelerated or large accelerated filer.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. In addition, we may identify material weaknesses in our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

If we identify weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NASDAQ Capital Market on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We do not expect to pay dividends for the foreseeable future.

We do not expect to pay dividends on our common stock offered in this transaction for the foreseeable future. Accordingly, any potential investor who anticipates the need for current dividends should not purchase our securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, and that involve significant risks and uncertainties. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	Our recent acquisition of eVance and share exchange with Omnisoft and CrowdPay has collectively formed a new business platform that needs to be integrated, which may create certain risks and may adversely affect our business, financial condition or results of operations;
●	Our failure to pay our outstanding indebtedness will result in a substantial loss of our assets;
●	We operate in a regulatory environment that is evolving and uncertain and any changes to regulations could have a material impact on our business and financial condition;
●	We rely on a combination of confidentiality clauses, assignment agreements and license agreements with employees and third parties, trade secrets, copyrights and trademarks to protect our intellectual property and competitive advantage, all of which offer only limited protection meaning that we may be unable to maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology; and
●	Our growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus. The factors set forth above under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $[       ] million based on an assumed offering price of $[       ] per share (which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). If the underwriters fully exercise the overallotment option, the net proceeds of the shares we sell will be approximately $[       ] million. “Net proceeds” is what we expect to receive after deducting the underwriting discount and commission and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed offering price of $[       ] would increase (decrease) the net proceeds to us from this offering by approximately $[        ], after deducting estimated underwriting discount and commission and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase of 100,000 shares in the number of shares offered by us at the assumed public offering price would increase the net proceeds to us in this offering by approximately $[       ] million. Similarly, each decrease of 100,000 shares in the number of shares offered by us at the assumed public offering price would decrease the net proceeds to us from this offering by approximately $[       ] million. A change in the offering price or the number of shares by these amounts could have a material effect on our uses of the proceeds from this offering, and it may impact the amount of time prior to which we will need to seek additional capital.

We intend to use the net proceeds of this offering primarily to repay outstanding indebtedness (specifically, (i) the Term Loan which matures in full on April 9, 2021, bears interest at a rate of 9% per annum and the proceeds of which were used to finance the Asset Acquisition, (ii) a subordinated promissory note in the principal amount of $1,000,000 which matures in full on March 31, 2019, bears interest at a rate of 12% per annum and the proceeds of which were used to make a required payment on the Term Loan and (iii) a subordinated promissory note in the principal amount of $2,000,000 which mature in full on November 14, 2019, bears interest at a rate of 12% per annum and the proceeds of which were used to make a required payment on the Term Loan), invest in or acquire companies or technologies that are synergistic with or complimentary to our business, to create, launch and market new products and for working capital and other general corporate purposes (including payment of outstanding accounts payable).

We anticipate an approximate allocation of the use of net proceeds as follows:

Use of Net Proceeds	$ (in millions)*	%
Repay a portion of the Term Loan
Repay a portion of the $1,000,000 subordinated promissory note
Repay a portion of the $2,000,000 subordinated promissory note
Acquisition of new companies or technologies
Create, launch and market new products
General corporate purposes and working capital
Total		100

*	Assuming the over-allotment option is not exercised.

While we expect to use the net proceeds for the purposes described above, the amounts and timing of our actual expenditures will depend upon numerous factors, including [        ]. The expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents is anticipated to be sufficient to fund our operations through [       ]. In the event that our plans change, our assumptions change or prove to be inaccurate, or the net proceeds of this offering are less than as set forth herein or otherwise prove to be insufficient, it may be necessary or advisable to reallocate proceeds or curtail expansion activities, or we may be required to seek additional financing or curtail our operations. As a result of the foregoing, our success will be affected by our discretion and judgment with respect to the application and allocation of the net proceeds of this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our equity interests and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

CAPITALIZATION

Prior to the closing of this offering, we will effect a reverse stock split of the outstanding shares of our common stock at a ratio of 1-for-[       ] shares. The reverse stock split was approved by our Board of Directors and by our majority stockholder on June 21, 2018. The share amount and per share information in this prospectus do not reflect the implementation of the reverse stock split.

The following table sets forth our cash and equivalents and capitalization as of September 30, 2018 and December 31, 2017:

●	on an actual basis;
●	on a pro forma as adjusted basis to additionally give effect to the sale of shares of our common stock in this offering, assuming an initial public offering price of $[ ] per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2018
	Actual	Pro Forma		Pro Forma As Adjusted
Cash	$92,486	$		$
Debt	$12,500,000	$		$
Stockholders’ Deficit:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding	-		-
Common stock, $0.0001 par value; 200,000,000 shares authorized, 162,350,364 shares issued and outstanding actual	16,237
Additional paid-in capital	15,739,344
Accumulated deficit	(16,574,124)
Total Stockholders’ Deficit	(818,543)

Total capitalization	$11,681,457	$		$

All information in this prospectus assumes the underwriters do not exercise their over-allotment option, and excludes the following:

●	1,200,000 shares of common stock issuable upon exercise of outstanding common stock purchase warrants with a weighted average exercise price of $0.25 per share; and

●	[ ] shares of our common stock (which is equal to [ ] % of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2019 Equity Incentive Plan, which will become effective as of the closing of this offering.

DILUTION

Prior to the closing of this offering, we will effect a reverse stock split of the outstanding shares of our common stock at a ratio of 1-for-[     ] shares. The reverse stock split was approved by our Board of Directors and by our majority stockholder on June 21, 2018. The share amount and per share information in this prospectus do not reflect the implementation of the reverse stock split.

If you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $[     ] per share (the mid-point of the range appearing on the front cover of this prospectus) and the as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering.

On a pro forma basis, our net tangible book value as of [        ] was approximately $[            ] million, or approximately $[       ] per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of [       ].

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of [         ] shares of common stock in this offering at an assumed public offering price of $[       ] per share, and after deducting underwriters’ commissions and estimated offering expenses, our as adjusted net tangible book value as of September 30, 2018 would have been $[            ] million, or $[       ] per share. This represents an immediate increase in net tangible book value of $[            ] per share to existing stockholders and an immediate dilution in net tangible book value of $[            ] per share to purchasers of shares in this offering, as illustrated in the following table:

Assumed public offering price per share			$	[ ]
Net tangible book value per share as of September 30, 2018	$	[ ]
Increase in net tangible book value per share attributable to new investors	$	[ ]
Adjusted net tangible book value per share as of September 30, 2018, after giving effect to this offering			$	[ ]
Dilution per share to new investors in this offering			$	[ ]

The above discussion and tables do not include the following:

●	1,200,000 shares of common stock issuable upon exercise of outstanding common stock purchase warrants with a weighted average exercise price of $0.25 per share; and

●	[ ] shares of our common stock (which is equal to [ ] % of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2019 Equity Incentive Plan, which will become effective as of the closing of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the three months ended September 30, 2018 and 2017, the period from April 9, 2018 through September 30, 2018 and the nine months ended September 30, 2017, and the year ended December 31, 2017 should be read in conjunction with the “Summary Historical Consolidated Financial and Operating Data” and the consolidated financial statements and notes related thereto included elsewhere in this prospectus.

Prior to the closing of this offering, we will effect a reverse stock split of the outstanding shares of our common stock at a ratio of 1-for-[      ] shares. The reverse stock split was approved by our Board of Directors and by our majority stockholder on June 21, 2018. The share amount and per share information in this prospectus do not reflect the implementation of the reverse stock split.

Forward-looking statements in this prospectus reflect the good-faith judgment of our management and the statements are based on facts and factors as we currently know them. Forward-looking statements are subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.  Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, those discussed below and in “Risk Factors” as well as those discussed elsewhere in this prospectus. Readers are urged not to place undue reliance on these forward-looking statements which speak only as of the date of this prospectus. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus.

Overview

We are FinTech company and PayFac that focuses on a suite of products in the merchant services and payment facilitator verticals that is focused on providing integrated business solutions to merchants throughout the United States. We seek to accomplish this by providing merchants with a wide range of products and services through our various online platforms, including financial and transaction processing services and support for crowdfunding and other capital raising initiatives. We supplement our online platforms with certain hardware solutions that are integrated with our online platforms. Our business functions primarily through three wholly-owned subsidiaries, eVance, Omnisoft, and CrowdPay.

We are currently processing over $82,000,000 in gross transactions on a monthly run rate and average 1,400,000 transaction a month. These transactions come from a variety of sources including direct accounts and ISO channels. The accounts consist of businesses across the United States with no concentration of industries or merchants.

We are finalizing the integration of all the applications for OmniSoft and the shopfast Omnicommerce solution with the eVance mobile payment gateway, SecurePay.com. The gateway is used by approximately 3,000 merchants processing over 32,000 transactions and approximately $9,000,000 of monthly gross transactions. We are also launching our new merchant and ISO boarding system that will be able to board merchants instantly online. This will provide the merchant with an automated approval and ISOs will have the ability to see all their merchants and their residuals as they load to the system.

Our back office risk and compliance system, Ingres, is connected to a list of risk and mitigation vendors and tools that instantly give us an in-depth understanding of new merchant applications. This allows our internal dashboard to provide Artificial intelligence information on the merchant.

The available merchant information processed through our systems gives us the ability to make intelligent decisions about what services we can provide to specific merchants. Services such as small business loans and instant cash advances.

During the fourth quarter we are putting all the software applications in soft launch as beta testing. We expect that the products will officially launch in the first quarter 2019.

We plan to focus on prime verticals such as small banks that don’t have merchant services in-house. This allows us to be the merchant services provider for the bank and their merchants. Additionally, as a PayFac, we are able to instantly underwrite merchants and take the credit risk.

We are adding additional services to our payment gateway to provide services such as ACH and cloud based billings.

CrowdPay plans to increase the platform services for crowd funding by offering its white labeled solutions to issuers and investment banking firms.

Results of Operations

Three Months Ended September 30, 2018 Compared to the Three Months Ended September 30, 2017

During the three months ended September 30, 2018, our revenue, which is primarily from transaction and processing fees related to electronic payment, totaled $2,975,515. During the same period, cost of revenue related to payment processing combined for $2,324,257 or 78.1% of revenue. During the three months ended September 30, 2017 our revenue, which is primarily from transaction and processing fees related to electronic payment, totaled $3,598,271. During the same period, cost of revenue related to payment processing combined for $2,374,069 or 65.9% of revenue. Cost of revenue decreased as a percentage of revenue as a result of the repricing of certain of our services.

For the three months ended September 30, 2018, selling, general and administrative (“SG&A”) expenses were $949,798. This includes $431,176 of compensation expense, $48,199 for outside commissions and $470,423 for other general and administrative costs. For the three months ended September 30, 2017, SG&A expenses were $1,579,733. This includes $634,917 of compensation expense, $88,921 for outside commissions and $855,895 for other general and administrative costs.

We also incurred $315,424 and $794,717 of interest expense for the three months ended September 30, 2018 and 2017, respectively, most of which is for the monthly interest payments on notes payable.

Our net loss for the three months ended September 30, 2018, was $613,964 compared to $1,129,780 for the three months ended September 30, 2017. Net loss decreased in the comparable period as a result of increases in gross profit and decreases in our operating expenses.

Period Beginning April 9, 2018 through September 30, 2018 (the “Successor period”) Compared to the Nine Months Ended September 30, 2017

During the Successor period the majority of our total revenues for the Successor are from transaction and processing fees related to electronic payment totaling $6,192,130 for the period from April 9, 2018 through September 30, 2018. During the same period, cost of goods sold related to payment processing combined for $4,507,461 or 72.8% of revenue.

During the nine months ended September 30, 2017 revenue, which is primarily from transaction and processing fees related to electronic payment, totaled $11,781,726. During the same period, cost of revenue related to payment processing combined for $7,496,950 or 63.6% of revenue.

SG&A expenses were $1,966,484 for the period from April 9, 2018 through September 30, 2018. This includes $847,657 of compensation expense, $153,026 for outside commissions and $965,801 for other general and administrative costs. For the nine months ended September 30, 2017, SG&A expenses were $5,217,516. This includes $2,348,123 of compensation expense, $251,742 for outside commissions and $2,617,651 for other general and administrative costs

We also incurred $502,487 of interest expense, $475,198 of which is for the monthly interest payments on notes payable and $27,289 is discount amortization. For the nine months ended September 30, 2017, we incurred interest expense of $2,305,272 on notes payable.

Our net loss for the period from April 9, 2018 through September 30, 2018 was $784,302. Of the loss incurred, $455,353 is non-cash merchant portfolio amortization, $27,289 is debt discount amortization and we had $27,941 of depreciation expense. We also incurred approximately $350,000 of onetime non-recurring expense related to the Asset Acquisition. For the nine months ended September 30, 2017, we had a net loss of $3,237,010. Of the loss incurred, $272,217 is non-cash merchant portfolio amortization and $63,739 of depreciation expense.

For the Year Ended December 31, 2017 compared to the Year Ended December 31, 2016

Revenue for the year ended December 31, 2017 decreased $31,483 to $51,543 from $83,026 for the year ended December 31, 2016. The decrease can be attributed to a decrease in the number of subscribers to our subscription program and software development services.

Cost of revenue for the year ended December 31, 2017 decreased $1,497 to $19,398 from $20,895 for the year ended December 31, 2016. The decrease can be attributed to the decrease in number of subscribers to the subscription program.

General and administrative (“G&A”) expenses increased $38,353, to $128,982 from $90,629 over the prior period. A majority of G&A expense consists of professional fees and travel expense; however, the increase was due to increased spending on computer and internet expense.

Interest expense increased from $9,454 for the year ended December 31, 2016 to $26,901 for the year ended December 31, 2017. The increase can be attributed to higher principal debt on which interest was accruing. All interest expense is from the related party loans.

The net loss increased by $85,786 from a loss of $312,952 for the year ended December 31, 2016, to a loss of $398,738 for the year ended December 31, 2017. This increase can be attributed to the increase in operating costs combined with decreased revenue.

Liquidity and Capital Resources

As of September 30, 2018, the Company had a cash balance of $92,486 and total revenue from April 9, 2018 through September 30, 2018 of $6,192,130. Total revenue, including revenue from the predecessor company, from January 1, 2018 through September 30, 2018 was $9,382,116. Management believes that the monthly cash flow from operations will be sufficient to cover operating expenses for the upcoming year.

During the period beginning on April 9, 2018 through September 30, 2018, we used $19,559 of cash in operating activities and were provided with $44,575 of cash from the Asset Acquisition. We also netted $25,000 from financing activities from a short-term loan provided by our Chief Executive Officer.

In order to finance the Asset Acquisition, we executed the Credit Agreement with GACP for $12,500,000. The Term Loan matures in full on April 9, 2021. $1,000,000 of the principal amount under the Term Loan was required to be repaid on or prior to July 15, 2018, and an additional $2,000,000 in principal was required to be paid on or prior to October 31, 2018 (in each case subject to earlier repayment under certain circumstances, including if a Loan Party consummates an equity financing), with the remaining principal due upon maturity. The Term Loan can be prepaid without penalty in part by the Loan Parties with ten days’ prior written notice to the Agent, and in full with thirty days’ prior written notice. The Term Loan is subject to an interest rate of 9.0% per annum, payable monthly in arrears.

On July 30, 2018, pursuant to the terms of Amendment No. 1 to the Credit Agreement, we issued to John Herzog, a related party and significant stockholder of the Company, a subordinated promissory note in the principal amount of $1,000,000 (the “Note”) for cash proceeds of $1,000,000. The cash proceeds were used to make the first payment under the Term Loan. The Note matures on March 31, 2019 (though the Company has the right to prepay the Note, in whole or in part, at any time prior to maturity) and bears interest at a rate of 12% per annum, compounding annually. The Note is secured by shares of common stock of a publicly traded company held by the Company (the “Note Collateral Shares”). The Note is subordinated to the Credit Agreement, other than the Note Collateral Shares.

On November 14, 2018, the Company issued to Mr. Herzog a subordinated promissory note in the principal amount of $2,000,000 for cash proceeds of $2,000,000. The cash proceeds were used to make the first payment under the Term Loan. The Note matures on November 14, 2019 (though the Company has the right to prepay the Note, in whole or in part, at any time prior to maturity) and bears interest at a rate of 12% per annum, compounding annually. The Note is secured by shares of common stock of a publicly traded company held by the Company. The Note is subordinated to the Credit Agreement, other than the Note Collateral Shares. The Company used the proceeds received by the Payee to make the payment under the Credit Agreement.

Following the second payment on the Term Loan, some of the covenants from the lender were removed and there are no financial short-term obligations other than the monthly interest payment and the company is not currently in default with the lender.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements requires management to make estimates and disclosures on the date of the financial statements. On an on-going basis, we evaluate our estimates including, but not limited to, those related to revenue recognition. We use authoritative pronouncements, historical experience and other assumptions as the basis for making judgments. Actual results could differ from those estimates. We believe that the following critical accounting policies affect our more significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue

The Company recognizes revenue on its Omni Commerce Solution licensing when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured.

Costs are recorded at the time the related revenue is recorded. Payment processing costs are recorded in the period the costs are incurred and customer acquisition costs are comprised primarily of telemarketing costs and service costs and other additional benefit services.

Membership Fees

The Company recognizes revenues from membership fees for the sales of health-related discount benefit plans as earned as part of the ShopFast program. These arrangements are generally renewable monthly and revenue is recognized over the renewal period. As these products often include elements sold through contracts with third-party providers, the Company considers each contractual arrangement in accordance with the Revenue Recognition topic of the FASB ASC 605. The Company’s current contracts meet these requirements for reporting revenue on a gross basis. The Company records a reduction in revenue for refunds, chargeback’s from credit card companies, and allowances based upon actual history and management’s evaluation of current facts and circumstances.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer lists, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Indefinite Lived Intangibles and Goodwill Assets

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

The Company tests for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In accordance with its policies, the Company performed a qualitative assessment of indefinite lived intangibles and goodwill at September 30, 2018 and December 31, 2017, and determined there was no impairment of indefinite lived intangibles and goodwill.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired in connection with an acquisition. Goodwill is assessed for impairment annually or more frequently if circumstances indicate impairment may have occurred.

Residual Portfolios

Residual portfolios are valued at fair value on the date of acquisition and are amortized over their estimated useful lives (7 years).

BUSINESS

Overview

We are FinTech company and payment facilitator that focuses on a suite of products in the merchant services and payment facilitator verticals that is focused on providing integrated business solutions to merchants throughout the United States. We seek to accomplish this by providing merchants with a wide range of products and services through our various online platforms, including financial and transaction processing services and support for crowdfunding and other capital raising initiatives. We supplement our online platforms with certain hardware solutions that are integrated with our online platforms. Our business functions primarily through three wholly-owned subsidiaries, eVance, Omnisoft, and CrowdPay.

We were incorporated in the State of Delaware on November 18, 2004 for the purpose of merging with OLB.com. The merger was done for the purpose of changing our state of incorporation from New York to Delaware. In April 2018, we completed an acquisition of substantially all of the assets of Excel and its subsidiaries Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. (such assets are the foundation of our eVance business). In connection with such acquisition, in May 2018, we entered into share exchange agreements with Crowdpay and Omnisoft, affiliate companies of our company’s majority stockholder, pursuant to which each of Crowdpay and Omnisoft became solely owned subsidiaries of our Company. Our Company’s headquarters is located at 200 Park Avenue, Suite 1700, New York, NY 10166. Our telephone number is (212) 278-0900.

Payment Facilitator

A payment facilitator (or “PayFac”) is a company that is sponsored by a bank or other financial institution and creates a sub-merchant account in order to provide payment processing services to merchant clients. As a payment facilitator, we are able to offer merchant services on a sub-merchant platform which allows us to on-board sub-merchants under our unique merchant ID account (an “MID”). Said differently, PayFacs operate in the same way as an ISO in terms of payment process but the on-boarding and accounting for merchants are different. With an ISO, merchants are identified with individual MID and the settlement to the merchant is handled by the settlement/acquiring bank. A PayFac has its own MID with a settlement bank and each of the merchants on-boarded by the PayFac are given sub-MID’s under the PayFac’s MID. This allows the PayFac to board a merchant very quickly and also enables the PayFac to accept responsible for settling the payment of funds to the merchant which increases the PayFac’s fees. We operate under a TSYS/ProPay (the processor in the echosystem) and the sponsoring bank that approved us was Wells Fargo.

Description of our eVance Business

General

eVance is an independent sales organization that signs up new merchants on behalf of acquiring banks and processors (an “ISO”) that provides financial and transaction processing solutions to merchants throughout the United States. eVance differentiates itself from other ISOs by focusing on both obtaining and maintaining new merchant contracts for its own account (including, but not limited to, merchants that utilize the Omnisoft platform) and also obtaining and maintaining merchant contracts obtained by third-party ISOs (for which we negotiate a shared fee arrangement) and utilizing our own software and technology to provide merchants and other ISO’s differentiating products and software. In particular, we (i) own our own payments gateway, (ii) have proprietary omni-commerce software platform, (iii) have in-house underwriting and customer service, (iv) have in-house sub-ISO management system which offers sub-ISO’s and agents tools for online boarding, account management, residual reports among other tools, (v) utilize a PayFac model and (vi) offer a suite of products in the financial markets (through CrowdPay). Leveraging our relationship with three of the top five merchant processors in the United States (representing approximately 80-90% of the merchant processing market) and with use of our proprietary software, eVance provides competitive payment processing solutions to merchants which enable merchants to process credit and debit card-based internet payments for sales of their products at competitive prices (whether such sales occur online or at a “brick and mortar” location). Our payment gateway (which we call “SecurePay”) also enables merchants to reduce the cost of transacting with their customers by removing the need for a third-party payment gateway solution.

Our ISO Operations

As described in more detail in the section entitled “Our Industry” below, an ISO is an organization that signs up new merchants on behalf of acquiring banks and processors. As an ISO, we identify merchants that are interested in our financial and transaction processing solutions and generate individual merchant processing contracts for such merchants. We operate as both a wholesale ISO and a retail ISO depending on the risk profile of the merchant and the applicable merchant processor and acquiring bank. As a wholesale ISO, we underwrite the processing transactions for merchants, establishing a direct relationship with the merchant and generating individual merchant processing contracts in exchange for future residual payments. As a retail ISO, we primarily gather the documents and information that our partners (acquiring banks and acquiring processors) need to underwrite merchants’ transactions and as a result receive only residual income as commission for merchants we place with our partners. When we onboard a new merchant, such merchant is identified with an individual merchant ID account (an “MID”) and the settlement to the merchant is handled by the acquiring bank.

Our Industry

The payment processing industry allows merchants to process credit, debit and gift and loyalty card payments along with providing other payment processing and related information services. According to The Nilson Report, personal consumption expenditures in the United States using credit cards reached $5.1 trillion in 2016, and are projected to reach $10.0 trillion in 2026, representing a compound annual growth rate of 6.8%. The electronic payments industry continues to benefit from the migration from cash and checks to credit and debit cards and other electronic payments, as well as intrinsic, aggregate growth in the Gross Domestic Product (“GDP”) in the markets we serve. This migration is being driven by consumer convenience and engagement, the increased use by consumers of online shopping, card issuer rewards, e-commerce, regulations and innovative payment and commerce solutions being introduced in these markets. In addition, broader merchant acceptance in industries that did not historically accept electronic payments helps to drive this migration. Merchants are taking advantage of new hardware options, such as mobile phone dongles and tablet solutions, to integrate payment processing solutions into general business applications, which reduce the cost and complexities of doing business and serving consumers. The Nilson Report expects purchase volumes on cards in the United States Canada to grow 6.8% and 6.6%, respectively, per year from 2016 to 2026. In Latin America, The Nilson Report expects purchase volumes on cards to grow 10.1% per year from 2016 to 2026. eVance currently provides services in the U.S. market, and may expand its business to other geographic locations. The payment processing industry is served by a variety of providers including:

●	Card issuers – Financial institutions that issue payment account products, such as credit and debit cards, to consumers backed by a credit line or a demand deposit account, such as a checking account and pay merchants on behalf of cardholders.
●	Acquiring banks – Financial institutions that accept payments from the card issuer on behalf of a merchant (any organization that accepts card-based payments in exchange for the goods and services they provide) such that the merchant does not need to have an account with the card issuer in order to accept a payment from a customer.
●	Credit card associations – Credit card brand companies (for example, Visa and MasterCard) that issue cards to consumers and set rules and route transactions among participants in their networks (card issuers and acquiring banks, for example).
●	Merchant acquirers – Providers that enable merchants to accept, process and settle electronic payments. There are various types of merchant acquirers as described below. We operate as a type of merchant acquirer.
●	Third-party providers – Other service, software and hardware companies that provide products and services designed to improve the payments experience for issuers, merchants, merchant acquirers and consumers, including mobile payment enablers, terminal manufacturers, payment gateway providers, independent software vendors, integrated point of sale systems, dealers and risk management service providers.

A typical card transaction requires close coordination among the various industry participants described above that provide the services and infrastructure required to enable such transactions. As a merchant acquirer, our role in this ecosystem is to act as a conduit between acquiring banks and credit card associations, on the one hand, and merchants, on the other hand, to enable merchants to accept, process and settle payments from customers. There are various types of merchant acquirers:

●	Non-bank merchant acquirers – These independent providers offer merchant acquiring solutions using their own proprietary and third-party platforms, and are capable of facilitating all elements of the payment transaction cycle, including the acceptance (i.e., authorization or rejection), processing and settling of merchant transactions.
●	Banks – Historically, banks have been the merchant acquirers, as they marketed merchant acquiring services in combination with other commercial banking products to their customers. In the United States, however, most banks divested these services to non-bank merchant acquirers. While some banks elected to retain in-house merchant acquiring capabilities, the vast majority of U.S. banks chose to form joint ventures or referral relationships with independent merchant acquirers.
●	IPOS providers – These companies offer software and hardware solutions that enable merchants to manage various aspects of their business, including payment acceptance through separate relationships between the IPOS providers and merchant acquirers.
●	ISOs – ISOs typically specialize in managing a sales force that targets merchants in a specific market segment or geographic region. ISOs typically outsource most merchant acquiring back-office functions, including the processing and settling of transactions, to non-bank merchant acquirers. ISOs are contracted by a credit card member bank to procure new merchant relationships. ISOs also process online credit card processing transactions for small businesses for a fee or percentage of sales. Being a wholesale ISO, eVance assumes underwriting liability which increases its responsibility to monitor and manage merchants, thereby increasing its value to banks as well as the fees which it charges for each transaction.

A typical card transaction requires a complex process involving various participants in a series of electronic messages, decisions and flow of funds as seen below:

A typical card transaction begins when a cardholder presents a card for payment at a merchant location and the cardholder swipes the card’s magnetic strip through, or in the case of an EMV chip inserts the card into, a point of sale (or “POS”) terminal card reader. Some merchants may also have card readers that can receive cardholder information through a contactless connection with an enabled card or mobile phone. The card reader can be integrated either into a standalone POS terminal or a software application the merchant uses to manage its business. For e-commerce transactions, the cardholder types in the card number and related information into the merchant’s website where it is collected by the website’s payment processing software. The POS terminal or software application electronically records sales draft information, such as the card identification number, transaction date and value of the goods or services purchased. After the card and transaction information is captured by the POS terminal or software, the merchant acquirer routes the authorization request through the applicable card network to the card issuer, whose systems determine whether a transaction is “approved” or “declined” based on a variety of factors, including a determination of whether the particular card is authentic and whether the impending transaction value will cause the cardholder to exceed defined limits for spending or balances. This response is then returned to the merchant’s POS terminal or software application. This entire authorization and response process is referred to as the “frontend” of a purchase transaction and typically occurs within seconds from the time the cardholder initiates the transaction.

Following the purchase transaction approval, an electronic draft capture process transfers sales draft data into an electronic format. Once in an electronic format, sales draft data is sent through the card networks for clearing and settlement, allowing the merchant to receive payment for the goods or services sold. Card networks use a system known as “interchange” to transfer the information and funds between the card issuer and the merchant acquirer to complete the link between the merchant and card issuer. This portion of the payment processing cycle is referred to as the “backend settlement” and typically occurs within 48 hours following a completed purchase transaction.

The services provided directly to merchants and associated fees to the merchant vary depending on the type of card (e.g., corporate, consumer, debit, rewards), manner in which it is used (e.g., credit/debit, e-commerce, face-to-face), merchant category, the provider’s in-house technology capabilities and the services that are outsourced to other providers. Only a few providers have the capability to provide all of these services, and even fewer can provide all of their services from an integrated platform. We are one of these providers. Below is an example of a sample transaction:

Sales and Marketing

We primarily use independent agents and other smaller ISOs to market our services. We intend to increase the number of independent agents and ISO’s that sell on our behalf. We may also gain additional agents through the acquisition of merchant portfolios or companies. We may also add to our direct sales channel for certain industry segments or customer profiles.

Growth Strategy

Our growth strategy consists of the following: (1) we plan to begin offering the Omnisoft suite of products and applications to our existing eVance customers, (2) we expect to bring in-house a sales team to generate organic revenues from the suite of products that we have and (3) we expect to make additional acquisitions of merchant portfolios that we can integrate into our applications.

Competition

The payment processing industry is highly competitive. We compete with other ISOs for the acquisition of merchant agreements. Several sponsor banks and processors including First National Bank of Omaha, Chase Paymentech, L.P., Bank of America Merchant Services, First Data Corporation, Global Payments, Elavon Inc, as well as Wells Fargo, U.S. Bank and others, frequently solicit merchants directly or through their own network of ISOs. Competition is based upon a number of factors including price, service and product offerings. Many of these competitors are larger and have substantially greater resources than us. We believe we remain competitive to these processors and competitive ISOs through a combination of beneficial pricing and services to our merchant customers.

Cash Advance Business

In addition to our business as an ISO, we may, through eVance Capital, a subsidiary of eVance, begin to provide cash advances and loans to our merchant customers. In this capacity, we would act as a retail ISO providing alternative financing and working capital solutions to small and medium sized businesses using a variety of third party funding sources. eVance Capital would not provide capital directly or take credit risk, instead seeking to earn commissions from independent third parties by placing their financial products with our merchant customers.

Description of our Omnisoft Business

General

Omnisoft operates a cloud-based business management platform that provides turnkey solutions for merchants to enable them to build and manage their retail businesses, whether online or at a “brick and mortar” location. The Omnisoft platform, which can be accessed by merchants through any mobile and computing device, allows merchants to, among other features, manage and track inventory, track sales and process customer transactions and can provide interactive data analysis concerning sales of products and need for additional inventory. Merchants generally utilize the platform by uploading to the platform information about their inventory (description of units, number of units, price per unit, and related information). Once such information has been uploaded, merchants, either with their own device or with hardware that we sell directly to them, are able to utilize the platform to monitor inventory and process and track sales of their products (including coordinating shipping of their products with third party logistics companies). We manage and maintain the Omnisoft platform through a variety of domain names or a merchant can integrate our platform with their own domain name. Using the Omnisoft platform, merchants can “check-out” their customers at their “brick and mortar” stores or can sell products to customers online, in both cases accepting payment via a simple credit card or debit card transaction (either swiping the credit card or entering the credit card number), a cash payment, or by use of a QR code or loyalty and reward points, and then print or email receipts to the customer.

Our Operations

Omnisoft is a SaaS business that offers OMNI Commerce Solutions as a white label service. Omnisoft provides customized solutions to ISOs and banks or financial institutions that processes credit or debit card payments on behalf of a merchant that operate in the payments processing market and have the need for e-commerce and mobile commerce. We provide software that enable companies to offer similar services as competitors such as PayPal, Intuit QuickBooks, Square, Google, Apple Pay and Amazon. Our cloud based software has comparable features to Shopify under Shopfast. We also provide white labeled services for large ISOs. Our solutions are cloud-based so there is no need to install any software, backup or update applications by our clients, including large Merchant Acquiring Banks. The Omnisoft software works on web based computers & tablets, Apple IOS, Android, and Windows. Our target clients are merchant acquiring banks, and ISOs (wholesale price) Direct to retailers. Our business model provides a sign-up integration fee, custom features development fees, and ongoing monthly fees, per merchant per month. The pricing for a single merchant includes an initial setup fee of $49 and approximately $100-$200 per month for use of the software as SaaS fees. Hardware costs range from $300 to $1,000. Large white label projects have a one-time fee of $50,000.

Omnisoft allows mobile shopping and self-checkout with credit or debit cards, reward points and Apple Pay. Omnisoft features include: a product catalog, marketing and promotions, shipping features, payment gateways to Point-of-Sale (POS) terminals, customer service, secure HTTPS & SSL and Payment Card Industry (PCI) Compliance.

Our service features include: maintenance, hosting, monitoring, updates, custom solutions, software support, and service level agreement. Retailers and merchants have access to website development tools, marketing functions and curation capabilities, mobile commerce and social media engagement. Key back-office management functions, including statistical analysis reports and inventory management, are available through Omnisoft’s advanced API and pre-built integrations with leading accounting applications.

Shopfast

We utilize Omnisoft software to be able to provide companies with branded web sites. We partner with clients such as traditional marketing companies which include cataloguers, retailers, wholesalers and manufacturers, seeking to develop their Internet sales through their own websites. Which we help develop, operate, host and market on the Shopfast platform.

Many of our clients need to establish an Internet presence in order to effectively compete in the e-commerce marketplace, but do not either have the resources or the expertise to effectively operate and market an e-commerce retail website. By working with the Company, these companies are able to establish, maintain and market up-to-date, customized, commerce-enabled websites, while avoiding high set up costs and fees such as software maintenance and upgrades.

Our Shopfast solution is equipped with the most advanced Internet commerce technology available to help our clients provide superior service to their customers. We provide such clients with a 24/7 global marketplace for the sale of their products, while at the same time allowing for instant price changes, evaluation of marketing campaigns, measurement of consumer product acceptance, and handling of customer service. Each Shopfast website is custom tailored to meet the needs of our clients. We have cultivated relationships with our clients to be able to provide the market with turnkey online private label stores. In addition, we provide product content from our clients to our Direct Shopping Database (DSD) of partners, which is a multi-inventory shopping services that matches suppliers with customer traffic. While our clients are responsible for driving traffic to their own website through their own marketing efforts, the Shopfast DSD creates an additional sales channel for the client at no additional cost.

Through Shopfast, consumers can purchase products and services from websites of clients across variety of business sectors including: Cafes & Delis, Retail Stores, Salons & SPAS, Restaurants, Street Vendors, and Car & Limousine.

Hardware Products

To help expand the market for our suite of Omnisoft business solutions, we also purchase hardware products from wholesalers, which after installation of our Omnisoft proprietary software, we resell through our ShopFast website. Hardware products we sell are merchant focused including credit card swipers, barcode scanners, cash drawers and printers. Other popular products include Apple iPads, and payment processing hardware such as the Poynt smart terminal that facilitates payments and customer receipts for merchants and customers.

Competition

We compete against companies such as Shopify, Square, ShopKeep and Revel.

Description of our Crowdpay Business

General

CrowdPay operates a white label capital raising platform that is used mainly by small and midsized businesses seeking to raise capital and by registered broker-dealers seeking to host capital raising campaigns for such businesses by integrating the platform onto their website. Our CrowdPay platform is tailored for companies seeking to raise money through a crowdfunding offering of between $1 million and $50 million pursuant to Regulation CF under the JOBS Act, offerings pursuant to Rule 506(b) and Rule 506(c) under Regulation D of the Securities Act, and offerings pursuant to Regulation A+ of the Securities Act. Our platform, which can be used for multiple offerings at once, provides companies and broker-dealers with an easy-to-use, turnkey solution to support company offerings, allowing companies and broker-dealers to easily present online to potential investors relevant marketing and offering materials and by aiding in the accreditation and background check processes to ensure investors meets the applicable requirements under the rules and regulations of the SEC. CrowdPay charges a fee to each company and broker-dealer for the use of its platform under a fee structure that is agreed to between CrowdPay and the company and/or broker-dealer prior to the initiation of the offering.

Our Operations

As a SaaS company, CrowdPay offers white label Omni Channel e-commerce and content solutions for crowdfunding, while offering custom solutions to broker dealers, merchant banks and securities law firms that have the need for platforms to market and collect offerings. We install all software, backup, and update applications for all issuers that are customers of our platform. CrowdPay works on web based computers, IOS and Android devices. The platform can be up and running in approximately four to six weeks after the initial onboarding process and configurations for hardware.

Maintenance, hosting, billing transactions and compliance are all provided for on the platform. Our pricing model for these services ranges from $25,000 to $100,000 per month, which includes transaction fees, set up fees and platform fees. In lieu of cash fees, we also accept, on a case by case basis, equity shares from companies that use our platform.

Any special feature requiring development will be developed as custom work, and will be quoted prior to starting development. Per our business model, there is a onetime upfront fee that provides for implementation and integration specified ACH and processing credit cards for payments on the platform. ACH and wire processing are required to be processed using our other subsidiaries, eVance and Omnisoft. Per corporate design, the portal provides processes for compliance with certain regulations, e-signatures, accreditation and Bad Actor checks with integrated third party software. CrowdPay is also connected to reputable service bureaus that provide us with background checks. The dashboard provides management and offering information on identity validation, custom forms, know your customer (KYC), anti-money laundering (AML) checks, residency requirements and cool-off periods.

Our Crowdfunding platform monitors compliance with AML and KYC laws and regulations. Our SaaP key feature integrations include: standard delivery mechanisms, accounting management, search engine tools and cloud based tools through Microsoft Azure.

Examples of Platform Offerings

The Growth eREIT can be offered on a platform to focus primarily on opportunistic equity ownership of commercial real estate assets that have greater potential to appreciate in value over time.

The Income eREIT can be offered on a platform to focus primarily on debt investments in commercial real estate assets, which typically generate steady cash flow throughout the life of the investment.

We have clients in various industries including automotive, biotech and educational products whom are currently utilizing the platform to offer securities under Rule 506(c), Regulation A+ and Regulation CF.

Significantly, we are one of the few crowdfunding companies that can accept investments using credit cards, which we process through our eVance business.

INVESTOR LIMITS	title II – rule 506(b)	title II – rule 506(c)	title III	Regulation A+ Tier 1	Regulation A+ Tier 2
Maximum Dollar Amounts	No Maximum	No Maximum	$1 Million	$20 Million	$50 Million
Types of Investors Permitted	Accredited – upto 35 Non-Acredited	Only Accredited	Accredited and Non-Acredited	Accredited and Non-Acredited	Accredited and Non-Acredited
Investment Limits	None	None	Yes (the lesser of 5% or 10% of income or networth)	Yes – for non-accredited investors (10% of income, networth)	Yes – for non-accredited investors (10% of income, networth)
Typical Number of Investors	<100	<100	<1000	~1500 to ~5500	~2500 to ~7500
Shareholder Limits	2,000 accredited investors, 35 Non-Acredited friends and family investors.	2,000 accredited investors	None	None	None
Investor Liquidity	12 month hold	12 month hold	12 month hold	Yes – Transfer Agency to OTC or NASDAQ	Yes – Transfer Agency to OTC or NASDAQ
Offering LIMITS	title II – rule 506(b)	title II – rule 506(c)	title III	Regulation A+ Tier 1	Regulation A+ Tier 2
General Solicitation (Advertising) Allowed	No	Yes	Yes, but only through the portal.	Yes	Yes
Requires Integrated Escrow and Payment Processor	No	No	Yes	No	No
Allows ‘Test The Waters’	Yes	Yes	No	Yes	Yes
Requires a Funding Portal	No	No	Yes (register with FINRA)	No	No
Simultaneous Other Offerings Allowed For The Same Company	Yes	Yes	No	Yes	Yes
Average Time Before Launch	<2 weeks	<2 weeks	<4 weeks	16-20 weeks	16-20 weeks
Filing Required	Post Sale	Post Sale	Pre Sale	Pre Sale	Pre Sale
Regulatory Approval Required Prior to Launch	No	No	CF Portal = Yes Individual Deal = No	Yes	Yes
Approximate Legal and Accounting Fees	$5,000 to $20,000	$5,000 to $20,000	$5,000 to $15,000	$40,000 to $150,000	$50,000 to $200,000
Ongoing Reporting Requirements	None	None	Yes	None	Yes
Audited Financials	No	No	No	No	Yes
Social Sharing Allowed	No	Yes	Yes	Yes	Yes

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Partnering

Our partners are proven experts in their own fields. CrowdPay integrates into software or may be available as third-party enhancements or extensions. CrowdPay constantly seeks to work with reputable partners as we continue to enhance our software and platform. We currently partner with companies well known in the e-commerce and technology sectors, such as Profit Stars, DocuSign, Verify Investors, Salesforce, Hub Spot, CFIRA, CFPA, Block Score, and LexisNexis.

We are connected with our partners over APIs and have direct access to their products and services. For example, our connection to ProfitStars allows us to offer services directly to their clients, which includes credit unions and small banks under management. eVance and Omnisoft are integrated into the back end system to process ACH and credit card transactions.

Features

The CrowdPay website builder enables a client to create a responsive website without coding that can be customized using desktops, tablets, iPhones and Android mobile devices. All CrowdPay websites follow Google’s SEO best practices and come with many designs and widgets that enhance the user’s overall experience and exposure. Our website builder offers an intuitive drag and drop editor that creates efficiencies by significantly cutting down on development time. Widgets make site building faster where a client can copy and paste any element within a site.

Almost every element in CrowdPay’s content management system, or CMS, can be customized on each device. Alternatively, CrowdPay offers pre-arranged templates. A client can simply pick one and use our user-friendly, responsive website builder to bring the client’s vision to life. A client can pull from a library of free stock images, upload or import images from any URL to easily express their unique concept and corporate culture. Our clients can improve their website’s search engine ranking by setting up page titles and descriptions and approximately 300 redirects. Images uploaded to CrowdPay’s CMS are automatically resized and compressed so they load seamlessly across desktop, tablet and mobile devices. Our website builder displays blogs seamlessly across desktop, tablet, and mobile devices. ATOM and RSS feeds are automatically generated. Automatic backups are created every time you make changes and publish them. In addition, clients can revert back to any version at any time.

Competition

Our crowdfunding platform competes with companies such as Start Engine, Crowd Engine and SeedInvest.

Our Synergies

Generally

The success of our business model is dependent on the synergies between the business segments operated by our subsidiaries. We have created and developed an ecosystem of e-commerce to provide a variety of clients, from online equity financing companies or merchants selling online or in brick and mortar stores, with multiple product offerings and ancillary services from underwriting with the banks and merchant billing from the cloud software. These synergies create additional revenue by charging transaction fees on each service provided to clients by our partnerships with Merchant Acquiring Banks and PCI Compliance.

Ancillary Businesses

We also provide consumers, retailers and partners with additional service/product offerings through the following channels on our platform.

Gift & Home Channel. The first web/TV Internet Channel focused on helping independent retailers succeed, our Gift & Home Channel offers the tools, on demand problem solving resources and small business solutions that independent store operators and their staff need to succeed and thrive. This platform is a community-building initiative that combines the resources of small business specialists, leading trade magazines, giftware suppliers, and their sales agents to help independent retailers across the United States compete and grow their business. By offering our business driving content, industry expertise, and advice, we can help ensure that independent retailers have the right merchandise, at the right time, at the right value, for their customers.

Gift & Home Mart Connect. This business provides online wholesale merchandise solutions to independent specialty retailers. We provide the independent gift shop and home accent retailer with a one-stop wholesale buying experience. By offering practical merchandise solutions, name brand and unique products, we help independent retailers drive sales, increase margins and differentiate their stores from competitors. Through GHMconnect.com, we offer competitive advantages, including, exclusive low order minimums, fast inventory delivery, secure technology for online ordering, discounts based on sales volume history and brand name selection of merchandise.

GHM Benefits. We provide people who are currently uninsured with a healthcare solution designed to each person’s condition and requirements. Our GHM benefits package is an alternative to expensive, traditional health insurance or that may have restrictions on pre-existing conditions. We work with top healthcare providers in order to assure quality coverage. Our simple online sign up process will match individuals up with top insurance providers in their area, with immediate coverage for the individual and family. Our GHM benefits package is also ideal for our merchants and their employees as a benefits package.

Supplier Program. We are constantly looking to increase and improve the selection of products available to our retailers. Suppliers of niche products, brand-name, top-of-the-line and top selling products are ideal partners for us. We provide an easy way for suppliers to get in front of thousands of online retailers and millions of potential customers. Suppliers we work with should meet the following criteria: (i) competitively priced, (ii) ability to blind dropship individual products, (iii) timely turnaround from order placement to shipment, (iv) provide a datafeed with accurate inventory counts and product data and (v) products must not be illegal or otherwise prohibited in any way under applicable laws.

Competitive Advantages

The OLB platform of services provides the following key advantages.

●	Time to Market – we can create a customized website for retailers within days and have it fully operational in less than 2 weeks.
●	Cost – we are the only content service provider that does not charge a setup fee.
●	Flexibility – our platform has the flexibility to provide customized solutions for partners.
●	Pricing – we provide partners with a price comparison feature which they can utilize if they wish to set prices for products or run promotions.
●	Payment processing – we can provide financial service companies with the ability to have their customers’ accounts directly debited for payment.

Customers

As a result of our various business platforms, we service a wide array of customers, including:

●	Content sites, portals, Internet Service Providers (ISPs) and Fortune 1,000 companies with high traffic but no e-commerce functionality searching for a fully outsourced solution, or with some e-commerce in place but are seeking either an additional channel or a more effective market approach.
●	System integrators and web developers who can provide added value to their customers or generate additional revenue by including e-commerce functionality in their offerings.
●	Existing “brick & mortar” businesses that have inventory and fulfillment capability but do not wish to create and maintain an e-commerce website and infrastructure.
●	Startups to early-stage companies looking for an effective and less costly way to raise capital.

Regulations

Various aspects of our service areas are subject to U.S. federal, state, and local regulation. Certain of our services also are subject to rules promulgated by various card networks and banking and other authorities as more fully described below.

The Dodd-Frank Act

In July 2010, the Dodd-Frank Act was signed into law in the United States. The Dodd-Frank Act has resulted in significant structural and other changes to the regulation of the financial services industry. Among other things, Title X of the Dodd-Frank Act established a new, independent regulatory agency known as the Consumer Financial Protection Bureau (the “CFPB”) to regulate consumer financial products and services (including some offered by our customers). The CFPB may also have authority over us as a provider of services to regulated financial institutions in connection with consumer financial products. Separately, under the Dodd-Frank Act, debit interchange transaction fees that a card issuer receives and are established by a payment card network for an electronic debit transaction are now regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing, and settling the transaction. Effective October 1, 2011, the Federal Reserve capped debit interchange rates for card issuers operating in the United States with assets of $10 billion or more at the sum of $0.21 per transaction and an ad valorem component of 5 basis points to reflect a portion of the issuer’s fraud losses plus, for qualifying issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. In addition, the new regulations contain non-exclusivity provisions that ban debit card networks from prohibiting an issuer from contracting with any other card network that may process an electronic debit transaction involving an issuer’s debit cards and prohibit card issuers and card networks from inhibiting the ability of merchants to direct the routing of debit card transactions over any network that can process the transaction. Beginning April 1, 2012, all debit card issuers in the United States were required to participate in at least two unaffiliated debit card networks. On April 1, 2013, the ban on network exclusivity arrangements became effective for prepaid card and healthcare debit card issuers, with certain exceptions for prepaid cards issued before that date.

Effective July 22, 2010, merchants were allowed to set minimum dollar amounts (not to exceed $10) for the acceptance of a credit card (while federal governmental entities and institutions of higher education may set maximum amounts for the acceptance of credit cards). They were also allowed to provide discounts or incentives to entice consumers to pay with an alternative payment method, such as cash, checks or debit cards.

Association and network rules

We are subject to the rules of credit card associations and other credit and debit networks. In order to provide processing services, a number of our subsidiaries are registered with Visa or Mastercard as service providers for member institutions. Various subsidiaries of ours are also processor level members of numerous debit and electronic benefits transaction networks or are otherwise subject to various network rules in connection with processing services and other services we provide. As such, we are subject to applicable network rules. Card networks and their member financial institutions regularly update and generally expand security expectations and requirements related to the security of cardholder data and environments. We are also subject to network operating rules promulgated by the National Automated Clearing House Association relating to payment transactions processed by us using the Automated Clearing House Network and to various state federal and foreign laws regarding such operations, including laws pertaining to electronic benefits transactions.

Privacy and information security regulations

We provide services that may be subject to various state, federal, and foreign privacy laws and regulations, including, among others, the Financial Services Modernization Act of 1999 (the “Gramm-Leach-Bliley Act”). These laws and their implementing regulations restrict certain collection, processing, storage, use, and disclosure of personal information, require notice to individuals of privacy practices, and provide individuals with certain rights to prevent use and disclosure of protected information. These laws also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Certain federal, state and foreign laws and regulations impose similar privacy obligations and, in certain circumstances, obligations to notify affected individuals, state officers or other governmental authorities, the media, and consumer reporting agencies, as well as businesses and governmental agencies, of security breaches affecting personal information. In addition, there are state and foreign laws restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers.

Unfair trade practice regulations

We and our clients are subject to various federal and state laws prohibiting unfair or deceptive trade practices, such as Section 5 of the Federal Trade Commission Act. Various regulatory agencies, including the Federal Trade Commission, the Consumer Financial Protection Bureau, and state attorneys general, have authority to take action against parties that engage in unfair or deceptive trade practices or violate other laws, rules, and regulations, and to the extent we are processing payments for a client that may be in violation of laws, rules, and regulations, we may be subject to enforcement actions and incur losses and liabilities that may impact our business.

Anti-money laundering, anti-bribery, sanctions, and counter-terrorist regulations

We are subject to anti-money laundering laws and regulations, including certain sections of the USA PATRIOT Act of 2001. We are also subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other laws, that prohibit the making or offering of improper payments to foreign government officials and political figures and includes anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. The FCPA has a broad reach and requires maintenance of appropriate records and adequate internal controls to prevent and detect possible FCPA violations. Many other jurisdictions where we conduct business also have similar anticorruption laws and regulations. We have policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations.

We are also subject to certain economic and trade sanctions programs that are administered by the Office of Foreign Assets Control (“OFAC”) which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. Other group entities may be subject to additional local sanctions requirements in other relevant jurisdictions.

Securities Act

Since the JOBS Act was passed, Crowdfunding, Regulation D offerings and Regulation A and A+ offerings rapidly became a familiar concept among investment firms, venture capitalists, real estate developers and small to medium sized businesses as a way to facilitate and democratize financing. We believe it has created, and continues to create, a profound shift in the world of investments. Below is a brief overview of the rules that permit the offer and sale of securities through such platforms. This overview is in no way intended to be a comprehensive review of all the rules and regulations associated with the above mentioned offerings and should not be relied upon by anyone.

Regulation D under the Securities Act is the most common regulatory exemption used small businesses to raise capital through equity financing. It exempts private placement offerings under Rule 506(b) and 506(c) when sold to accredited investors, as defined under Rule 501 of Regulation D. Companies relying on the Rule 506 exemptions can raise an unlimited amount of money, so long as they comply with the rule’s requirements. Regulation A and Regulation A+ are more similar to a public offerings, and require filing Form 1-A with the SEC. Regulation A and Regulation A+ offer two tiers of offerings; the first tier is for offerings of up to $20 million within any 12 month period and the second tier is for offerings of up to $50 million, within any 12 month period. Regulation CF allows a company to raise up to $1.07 million from non-accredited investors.

Intellectual property

Our products and services utilize a combination of proprietary software and hardware that we own and license from third parties. Over the last few years, we have developed a payment gateway, merchant boarding system, ecommerce platform, recurring billings and a crowdfunding platform. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties. As of November 30, 2018, we have a patent pending on transferable QR codes on Omni Commerce devices.

Legal proceedings

From time to time we may be involved in claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

Employees

As of February 14, 2019, we had six key employees as part of our overall staff of 24 full-time employees. Our risk, compliance, underwriting and analyst’s accounting and customer service functions are located in Atlanta, Georgia. In addition, we have operations in India where we retain 15 to 35 developers at any given time depending on our requirements and scope of projects. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Description of Property

We currently lease 5,000 square feet of office space in Alpharetta, GA for which we currently pay rent of approximately $8,700 per month.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors and their ages of the date of this prospectus:

Name	Age	Position(s)
Ronny Yakov	60	Chief Executive Officer and Chairman of the Board of Directors
Rachel Boulds	48	Chief Financial Officer
Patrick Smith	45	Vice President

Ronny Yakov is Chief Executive Officer, Chairman of the Board of Directors, founder and majority shareholder of the Company. Mr. Yakov has over 25 years of experience of concept-to-print, software and e-commerce marketing experience with Fortune 500 and 1,000 companies and a proven track record of helping clients adapt their businesses to technological developments. In 1996, Mr. Yakov entered into the electronic mail-order catalog business with Playboy Enterprises, creating and hosting two e-commerce sites: Critics’ Choice Video and Collectors’ Choice Music. As founder of the Company, Mr. Yakov has since developed a number of other branded e-commerce sites for clients, selling a variety of products including sporting goods, chocolates and cosmetics, with which the company now partners to provide ongoing hosting and maintenance. Other significant accomplishments of Mr. Yakov have included establishing an AT&T wholesale e-commerce platform for 180,000 employees and working with high-profile clients such as Disney, Cisco Systems, Pfizer, Motorola, and Microsoft, among many others. Mr. Yakov also developed and maintains a complex extranet/intranet infrastructure that allows Doremus, an Omnicom Communication subsidiary, to provide its advertising services to 50 of the top financial institutions on a real-time basis.

Rachel Boulds is Chief Financial Officer of the Company. Ms. Boulds currently works for the Company on a part-time basis (spending approximately 80% of her time working for the Company) while also operating her sole accounting practice which she has led since 2009 and which provides all aspects of consulting and accounting services to clients, including the preparation of full disclosure financial statements for public companies to comply with GAAP and SEC requirements. Ms. Boulds also currently provides outsourced chief financial officer services for two other companies. From August 2004 through July 2009, she was employed as a Senior Auditor for HJ & Associates, LLC, where she performed audits and reviews of public and private companies, including the preparation of financial statements to comply with GAAP and SEC requirements. From 2003 through 2004, Ms. Boulds was employed as a Senior Auditor at Mohler, Nixon and Williams. From September 2001 through July 2003, Ms. Boulds worked as an ABAS Associate for PriceWaterhouseCoopers. From April 2000 through February 2001, Ms. Boulds was employed as an e-commerce Accountant for the Walt Disney Group’s GO.com. Ms. Boulds earned a B.S. in Accounting from San Jose University in 2001 and is licensed as a CPA in the state of Utah.

Patrick Smith is Vice President of the Company. Mr. Smith has over 20 years of finance, accounting and operational experience in the merchant services industry. Mr. Smith joined eVance (Formerly Calpian Commerce) in 2014 as Director of Finance.  Prior to eVance, Mr. Smith spent 2 years as Director of Financial Planning and Analysis at Cynergy Data, an ISO with over 75,000 merchants. He worked with Pay by Touch, a biometric payments start-up company based in San Francisco, and was part of the financial team that raised over $300M in its capital funding.  From 1996 to 2004, Mr. Smith worked for Concord EFS, a large merchant acquirer. His titles at Concord included Internal Audit, Financial Analyst and Vice President/Controller.  While at Concord EFS, he was part of the diligence team that worked on several large acquisitions, including those of Star and EPS Debit networks.

None of our directors or officers are related to each other. There are no arrangements or understandings with any of our principal stockholders, customers, suppliers, or any other person, pursuant to which any of our directors or executive officers were appointed.

Director Independence

Our Board of Directors may establish the authorized number of directors from time to time by resolution. Our Board of Directors is currently comprised of one members. Prior to the completion of this offering, we will appoint [     ] directors to the Board of Directors, each of whom stand for reelection annually by our stockholders.

We have applied to list our common stock on the NASDAQ Capital Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors, and each member of a listed company’s audit, compensation and nominating and corporate governance committees, be independent within specified periods following the closing of an initial public offering. Our Board of Directors has determined that [       ,      , and      ] do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and such directors are “independent” as that term is defined under the rules of the stock market.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, subject to the transition rule that is applicable to a newly public company. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Controlled Company Status

After giving effect to this offering, our Chief Executive Officer and Chairman, Ronny Yakov, will control     % of the voting power of our outstanding common stock. As a result, Mr. Yakov will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company.

Because Mr. Yakov controls, and will continue to control following completion of this offering a majority of our outstanding voting power, we are, and will continue to be, a “controlled company” under the corporate governance rules for NASDAQ-listed companies. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function.

While we have determined to have a majority of our directors be independent for NASDAQ purposes, in light of our status as a controlled company, our board of directors has determined not to have an independent nominating function and to have the full board of directors be directly responsible for compensation matters and for nominating members of our board.

We expect our company will continue to qualify as a controlled company until such time as Mr. Yakov controls less than 50% of our outstanding common stock.

Role of the Board of Directors in Risk Oversight

The Board of Directors is responsible for assessing the risks facing our company and considers risk in every business decision and as part of our business strategy. The Board of Directors recognizes that it is neither possible nor prudent to eliminate all risk, and that strategic and appropriate risk-taking is essential for us to compete in our industry and in the global market and to achieve our growth and profitability objectives. Effective risk oversight, therefore, is an important priority of the Board of Directors.

While the Board of Directors oversees our risk management, management is responsible for day-to-day risk management processes. Our Board of Directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies that are adopted by the Board of Directors. The Board of Directors expects to review and adjust our risk management strategies at regular intervals following the completion of the offering, or as needed.

Code of Business Conduct

Our Board of Directors has adopted a code of business conduct and ethics, the “Code of Business Conduct,” to ensure that our business is conducted in a consistently legal and ethical manner. Our policies and procedures cover all major areas of professional conduct, including employee policies, conflicts of interest, protection of confidential information, and compliance with applicable laws and regulations. The Code of Business Conduct is available at our website at http://www.olb.com/code-of-conduct/. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Committees

Upon completion of the offering, our Board of Directors will appoint an Audit Committee, Compensation Committee and a Nominating and Corporate Committee, and will adopt charters for each of these committees.

Audit Committee

Upon the closing of this offering, the Audit Committee will consist of [        ,          and          , ] with [           ] serving as Chairman. The Audit Committee will assist the Board of Directors in discharging its responsibilities relating to the financial management of our Company and oversight of our accounting and financial reporting, our independent registered public accounting firm and their audits, our internal financial controls and the continuous improvement of our financial policies and practices. In addition, the Audit Committee will be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management. The responsibilities of the Audit Committee, which will be set forth in its charter, will include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints, whistleblowers, and concerns; and
●	reviewing and approving any related party transactions.

The expected composition of our Audit Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon the closing of this offering, the Compensation Committee will consist of , and , with serving as Chairman. The Compensation Committee will assist the Board of Directors in setting and maintaining the Company’s compensation philosophy and in discharging its responsibilities relating to executive and other human resources hiring, assessment and compensation, and succession planning. The responsibilities of the Compensation Committee, which will be set forth in its charter, include:

●	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;
●	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;
●	determining the compensation of all our other officers and reviewing periodically the aggregate amount of compensation payable to such officers;

●	overseeing and making recommendations to the Board of Directors with respect to our incentive-based compensation and equity plans; and
●	reviewing and making recommendations to the Board of Directors with respect to director compensation.

The expected composition of our Compensation Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon the closing of this offering, the Nominating and Corporate Governance Committee will consist of      , and      , with           serving as Chairman. The responsibilities of the Nominating and Corporate Governance Committee, which will be set forth in its charter, will include:

●	making recommendations to the Board of Directors regarding the size and composition of the Board of Directors;
●	recommending qualified individuals as nominees for election as directors;
●	reviewing the appropriate skills and characteristics required of director nominees;
●	establishing and administering a periodic assessment procedure relating to the performance of the Board of Directors as a whole and its individual members; and
●	periodically reviewing the corporate governance guidelines and supervising the management representative charged with implementing the Company’s corporate governance procedures.

The expected composition of our Nominating and Corporate Governance Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the Compensation Committee will or was at any time been an officer or employee. None of our executive officers serve or in the past fiscal year has served as a member of the Board of Directors or Compensation Committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or expected to serve on the Compensation Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to each named executive officer for our last two completed fiscal years for all services rendered to us.

Name and Principal Position (3)	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total
Ronny Yakov, Chief Executive Officer and	2017	$275,000	$0	$0	$0	$0	$0	$18,000	$293,000
Interim Chief Financial Officer	2016	$275,000	$0	$0	$0	$0	$0	$18,000	$293,000

(1)	Partially accrued but not paid and converted to stock on a quarterly or annual basis.
(2)	Car allowance
(3)	On April, 9, 2018, Ms. Boulds was hired as Chief Financial Officer.

Employment Agreements

On October 20, 2017, the Company entered into a new employment agreement with its founder and president for 7 years effective January 1, 2018 through December 31, 2024. The agreement provides for an annual salary of $375,000, fringe benefits ($2,500 monthly automobile allowance, any benefit plans of the Company and 4 weeks paid vacation), an incentive bonus of $200,000 based on the achievement of certain performance criteria.

Outstanding Equity Awards at Fiscal Year-End

There are no stock options issued and outstanding to our employees, officers or directors.

2019 Equity Incentive Plan

On [     ], 2019, our Board of Directors adopted a 2019 Equity Incentive Plan for our company, which plan will be effective as of the completion of our corporate conversion and the closing of this offering. The holders of majority of our outstanding membership units approved such plan on [     ], 2019. An aggregate number of shares of our common stock equal to [     ]% of our issued and outstanding common stock following this offering (including any shares issued in this offering) are reserved for issuance under our 2019 Equity Incentive Plan. No options or other awards have been granted as of the date of this prospectus under our 2019 Equity Incentive Plan. In general, awards under the 2019 Equity Incentive Plan shall vest ratably over a period of three years (on the first, second and third anniversaries of the agreement) subject to accelerated vesting upon a change of control of our company (although awards may be granted with different vesting terms).

[Upon the consummation of this offering, certain officers and employees of the company will be awarded incentive stock options (subject to vesting ratably over a period of three years) under the 2019 Equity Incentive Plan in an amount (in the aggregate) equal to [     ] ([     ]%) of our outstanding common stock following this offering. Our executive officers will receive a portion of the options granted as follows: [     ]. The remaining option grants will go to our employees.] [Additionally, upon consummation of this offering, each of our non-employee directors will be awarded fully vested non-qualified stock options under the 2019 Equity Incentive Plan in amount (in the aggregate) equal to [     ] ([     ]%) of our outstanding common stock following this offering. Each non-employee director will receive an equal portion of the options granted to the non-employee directors.]

The purpose of our 2019 Equity Incentive Plan is to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial achievements. The 2019 Equity Incentive Plan will be administered by the Compensation Committee of our Board of Directors or by the full Board, which may determine, among other things, the (a) terms and conditions of any option or stock purchase right granted, including the exercise price and the vesting schedule, (b) persons who are to receive options and stock purchase rights and (c) the number of shares to be subject to each option and stock purchase right. The 2019 Equity Incentive Plan will provide for the grant of (i) “incentive” options (qualified under section 422 of the Internal Revenue Code of 1986, as amended) to employees of our company and (ii) non-qualified options to directors and consultants of our company.

In connection with the administration of our 2019 Equity Incentive Plan, our Compensation Committee will:

●	determine which employees and other persons will be granted awards under our 2019 Equity Incentive Plan;

●	grant the awards to those selected to participate;

●	determine the exercise price for options; and

●	prescribe any limitations, restrictions and conditions upon any awards, including the vesting conditions of awards.

Any grant of awards to any of directors under our 2019 Equity Incentive Plan must be approved by the Compensation Committee of our Board of Directors. In addition, our Compensation Committee will: (i) interpret our 2019 Equity Incentive Plan; and (ii) make all other determinations and take all other action that may be necessary or advisable to implement and administer our 2019 Equity Incentive Plan.

The 2019 Equity Incentive Plan provides that in the event of a change of control, the Compensation Committee or our Board of Directors shall have the discretion to determine whether and to what extent to accelerate the vesting, exercise or payment of an award.

In addition, our Board of Directors may amend our 2019 Equity Incentive Plan at any time. However, without stockholder approval, our 2019 Equity Incentive Plan may not be amended in a manner that would:

●	increase the number of shares that may be issued under our 2019 Equity Incentive Plan;

●	materially modify the requirements for eligibility for participation in our 2019 Equity Incentive Plan;

●	materially increase the benefits to participants provided by our 2019 Equity Incentive Plan; or

●	otherwise disqualify our 2019 Equity Incentive Plan for coverage under Rule 16b-3 promulgated under the Exchange Act.

Awards previously granted under our 2019 Equity Incentive Plan may not be impaired or affected by any amendment of our 2019 Equity Incentive Plan, without the consent of the affected grantees.

Director Compensation

Our directors do not receive fixed compensation for their services as directors. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties.

PRINCIPAL STOCKHOLDERS

Based solely upon information made available to us, the following table sets forth information as of [     ], 2018 regarding the beneficial ownership of our common stock after giving effect to our anticipated corporate conversion by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

●	each of our named executive officers and directors; and

●	all our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 162,350,364 shares of common stock outstanding. In addition, the number of shares and percentage of shares beneficially owned after the offering gives effect to the issuance by us of [     ] shares of common stock in this offering assuming an initial public offering price of $[     ] per share (the mid-point of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of the date of this prospectus are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, except as otherwise indicated, is c/o The OLB Group, Inc., 200 Park Avenue, Suite 1700, New York, NY.

Name of Beneficial Owner	Shares of Common Beneficially Stock Owned (1)**	Percent of Common Stock Beneficially Owned Before Offering (1)**	Percent of Common Stock Beneficially Owned After Offering (1)**
5% Beneficial Owners
John Herzog (2)	36,547,602	22.5%		%

Directors and Officers
Ronny Yakov	122,640,879	75.5%		%
Rachel Boulds	25,000	*
Patrick Smith	-	-
All directors and executive officers as a group (3 persons)	122,665,879	75.6%		%

*	Less than 1%.
**	Under SEC rules, beneficial ownership includes shares over which the individual or entity has voting or investment power and any shares which the individual or entity has the right to acquire within sixty days

(1)	Percentage ownership is based on 162,350,364 shares of our common stock outstanding prior to this offering and shares of our common stock outstanding after this offering.
(2)	The address of John Herzog is 824 Harbor Road, Southport, CT 06890.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We are a party to certain related party transactions, as described below. Upon the consummation of offering, our policy is that all related party transactions will be reviewed and approved by the Audit Committee of our board of directors prior to our entering into any related party transactions.

Omnisoft and CrowdPay

In accordance with the requirements of the Term Loan, on May 9, 2018, we entered into separate share exchange agreements with the shareholders of Omnisoft (the “Omnisoft Share Exchange Agreement”) and CrowdPay (the “CrowdPay Share Exchange Agreement” and together with the Omnisoft Share Exchange Agreement, the “Share Exchange Agreements”). Pursuant to the terms of the Omnisoft Share Exchange Agreement, the shareholders of Omnisoft (Ronny Yakov, our Chief Executive Officer and director, and Mr. Herzog, an affiliate of the company) transferred to us all of the issued and outstanding shares of Omnisoft common stock in exchange for an aggregate of 55,000,000 shares of our common stock. Pursuant to the terms of the Crowdpay Share Exchange Agreement, the shareholders of CrowdPay (Mr. Yakov and Mr. Herzog) transferred to us all of the issued and outstanding shares of CrowdPay common stock in exchange for an aggregate of 87,500,000 shares of the Company’s common stock. The transactions contemplated by the Share Exchange Agreements closed on May 9, 2018. Mr. Yakov, our sole director, determined the appropriate valuation of each of our common stock and the common stock of Omnisoft and Crowdpay in reliance upon, among other matters, a third party independent valuation report prepared by Corporate Valuation Advisors, Inc.

John Herzog

On [    ], 2017, Mr. Herzog loaned $53,500 to the Company pursuant to a promissory note dated  [ ] (bringing the total amount loaned from Mr. Herzog to $216,500). On November 20, 2017, the $216,500 of principal and $35,105 of accrued interest was converted into 2,516,050 shares of the Company’s common stock.

On [    ], 201[ ], the Company received $30,000 from John Herzog. The advance was used for operating expenses, is unsecured, bears interest at 18% and is due on demand. This loan was repaid in full as of September 30, 2018.

On July 30, 2018, the Company issued to Mr. Herzog a subordinated promissory note in the principal amount of $1,000,000 for cash proceeds of $1,000,000. The note matures on March 31, 2019 (though the Company has the right to prepay the note, in whole or in part, at any time prior to maturity) and bears interest at a rate of 12% per annum, compounding annually. The note is secured by the Note Collateral Shares. The note is subordinated to the Credit Agreement, other than the Note Collateral Shares. The Company used the proceeds received by the Mr. Herzog to make the initial payment under the Credit Agreement.

On November 14, 2018, the Company issued to Mr. Herzog a subordinated promissory note in the principal amount of $2,000,000 for cash proceeds of $2,000,000. The note matures on November 14, 2019 (though the Company has the right to prepay the note, in whole or in part, at any time prior to maturity) and bears interest at a rate of 12% per annum, compounding annually. The note is secured by the Note Collateral Shares. The note is subordinated to the Credit Agreement, other than the Note Collateral Shares. The Company used the proceeds received by the Mr. Herzog to make a principal payment under the Credit Agreement.

Ronny Yakov

On August 10, 2018, Ronny Yakov, the Chief Executive Officer, Chairman and majority stockholder, loaned the Company $25,000, in order to pay for audit services. The loan is unsecured, bears interest at 12% and is due on demand.

Statement of Policy

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

To the best of our knowledge, during the past three fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, we have [                ] shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Our shares of common stock are held of record by approximately [     ] stockholders.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters are decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated bylaws; provided, however, that no such change to any bylaw may alter, modify, waive, abrogate or diminish the our obligation to provide the indemnity called for by Article 10 thereunder. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 50,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are currently issued or outstanding. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online, Inc., 317 SW Alder Street, 2nd Floor Portland, OR 97204. Their telephone number is (503) 227-2950.

Delaware Law and Certain Charter and By-Law Provisions

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or
●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;
●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or
●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

●	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;
●	limiting the ability of stockholders to call special meetings of stockholders;
●	permitting stockholder action by written consent;
●	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;
●	requiring a super-majority vote of our stockholders to remove directors of our company; and
●	providing that our stockholders may only remove our directors for “cause” (as defined in our bylaws).

These provisions affect your rights as a stockholder since they permit our Board of Directors to make it more difficult for common stockholders to replace members of the Board or undertake other significant corporate actions. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team.

Elimination of Monetary Liability for Officers and Directors

Our certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a director for certain violations of law, including knowing violations of federal securities law. Our certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Our certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was a limited public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

After the closing of this offering, approximately         million shares of common stock will be outstanding, assuming an initial public offering price of $     per share (the mid-point of the price range set forth on the cover page of this prospectus) and further assuming no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Of the remaining shares of common stock outstanding after this offering, will be restricted as a result of securities laws or lock-up agreements (such other outstanding shares are generally freely tradable pursuant to various exemptions from securities laws). These remaining restricted shares will generally become available for sale in the public market as follows: Approximately   restricted shares held by non-affiliates will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Additionally, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [ ] shares immediately after this offering; and
●	the average weekly trading volume of our common stock on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the holders of [        ] of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

UNDERWRITING

, is acting as representative of each of the underwriters named below and we have entered into an underwriting agreement on the date of this prospectus with. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of our common stock:

Underwriter	Number of Shares

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a [     ]-day option to purchase on a pro rata basis up to additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $[     ] per share. The underwriters and selling group members may allow a discount of $[     ] per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over- allotment	Full Exercise	Without Over- allotment	Full Exercise
Underwriting discounts and commissions

We estimate that our out of pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $          million.

We will bear all of our fees, disbursements and expenses in connection with this offering. In addition, we will reimburse        for its reasonable expenses in connection with this offering, including fees for its legal counsel, up to an amount of $[      ].

The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

Prior to this offering, there has been a very limited public market for our common stock. The initial public offering price will be negotiated between us and the representatives. In determining the initial public offering price of our common stock, the representatives will consider:

●	the prospects for the industry in which we compete;

●	our financial information;

●	the ability of our management and our business potential and earning prospects;

●	the prevailing securities markets at the time of this offering; and

●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

We have applied to list the shares of common stock on the Nasdaq Capital Market under the symbol “OLBG”.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

EXPERTS

Our financial statement as of December 31, 2017 and 2016 and for the years then ended included in this prospectus have been audited by Liggett & Webb, P.A., an independent registered public accounting firm, as stated in its report appearing in the registration statement, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, will pass upon the validity of the securities offered hereby. Certain matters are being passed on for the underwriters by [    ].

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

We also maintain a website at http://www.olb.com/. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The OLB Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of The OLB Group, Inc. (“Company”) as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited cash resources, recurring cash used in operations and a history of operating losses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2 to the financial statements. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Liggett & Webb, P.A.

We have served as the Company’s auditor since 2015.

New York, New York

April 13, 2018

The OLB Group, Inc.

Balance Sheets

	December 31,	December 31,
	2017	2016
ASSETS
CURRENT ASSETS
Cash	$580	$1,160

Total Current Assets	580	1,160

OTHER ASSETS

Internet domain	4,965	4,965

TOTAL ASSETS	$5,545	$6,125

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Accounts payable and accrued expenses	$89,640	$41,934
Accrued compensation	-	124,636
Notes payable, related party	-	163,000
Loans payable, related party	3,481	-

Total Current Liabilities	93,121	329,570

TOTAL LIABILITIES	93,121	329,570

Commitments and contingencies (see Note 6)	-	-

STOCKHOLDERS’ DEFICIT
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.0001 par value; 200,000,000 shares authorized, 19,825,364 and 13,479,297 shares issued and outstanding, respectively	1,984	1,348
Additional paid-in capital	15,590,821	14,956,850
Accumulated deficit	(15,680,381)	(15,281,643)

Total Stockholders’ Deficit	(87,576)	(323,445)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$5,545	$6,125

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statements of Operations

	For the Years Ended
	December 31,
	2017	2016

Revenue	$51,543	$83,026

OPERATING EXPENSES:
Cost of revenue	19,398	20,895
Officer’s compensation	275,000	275,000
General and administrative expenses	128,982	90,629
Total operating expenses	423,380	386,524

Loss from operations	(371,837)	(303,498)

OTHER EXPENSE:
Interest expense	(26,901)	(9,454)
Total Other Expense	(26,901)	(9,454)

Loss before income taxes	(398,738)	(312,952)

Provision for income taxes	-	-

NET LOSS	$(398,738)	$(312,952)

BASIC LOSS PER SHARE	$(0.03)	$(0.02)

BASIC WEIGHTED AVERAGE SHARES	13,772,415	13,479,297

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statement of Stockholders’ Deficit

Years ended December 31, 2017 and 2016

	Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2015	13,479,297	$1,348	$14,956,850	$(14,968,691)	$(10,493)

Net loss for the year ended December 31, 2016	-	-	-	(312,952)	(312,952)

Balance at December 31, 2016	13,479,297	1,348	14,956,850	(15,281,643)	(323,445)

Common stock issued for related party debt	2,516,050	252	251,353	-	251,605

Common stock issued for accrued compensation	3,805,017	381	380,121	-	380,502

Common stock issued for services	25,000	3	2,497	-	2,500

Net loss for the year ended December 31, 2017	-	-	-	(398,738)	(398,738)

Balance at December 31, 2017	19,825,364	$1,984	$15,590,821	$(15,680,381)	$(87,576)

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statements of Cash Flows

	For the Years Ended
	December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(398,738)	$(312,952)
Adjustments to reconcile net cash used in operating activities:
Common stock issued for services	2,500	-
Changes in assets and liabilities:
Accounts payable and accrued expense	342,158	148,237

Net Cash Used in Operating Activities	(54,080)	(164,715)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from notes payable – related party	53,500	163,000

Net Cash Provided by Financing Activities	53,500	163,000

NET CHANGE IN CASH	(580)	(1,715)

CASH – BEGINNING OF YEAR	1,160	2,875

CASH – END OF YEAR	$580	$1,160

CASH PAID FOR

Interest	$-	$1,250
Taxes	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Stock issued in conversion of debt and related accrued interest	$251,605	$-
Stock issued in conversion of accrued salary	$380,502	$-
Accounts payable paid by loan payable, related party	$3,481	$-

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Notes to the Financial Statements

December 31, 2017 and 2016

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company incorporated in the State of Delaware on November 18, 2004 for the purpose of merging with OLB.com (On-line Business), Inc., a New York corporation incorporated in 1993 (“OLB.com”). The merger was done for the purpose of changing our state of incorporation from New York to Delaware.

As result of the merger, the Company acquired all of the assets of OLB.com, including its intellectual property assets. In connection with the merger, each of the former common and preferred stockholders of OLB.com received five shares of our common stock in exchange for each outstanding share of OLB.com

We currently offer monthly subscription packages which includes a health benefits package. These arrangements are generally renewable monthly and revenue is recognized over the renewal period.

We also provide ecommerce development and consulting services on a project by project basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control, and preventing and detecting fraud. Our system of internal accounting control is designed to assure, among other items, that: (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements that present fairly our financial condition, results of operations, and cash flows for the respective periods being presented.

Going Concern

The accompanying financial statements have been prepared assuming the company will continue as a going concern. The company has limited cash resources, recurring cash used in operations and operating losses history. As shown in the accompanying financial statements, as of December 31, 2017, the Company had a working capital deficiency of $92,541 and a net loss of $398,738 for the year ended December 31, 2017. The Company’s cash flow used in operating activities was $54,080, while $53,500 was provided by financing from a related party. These factors among others, raise substantial doubt about the company’s ability to continue as a going concern. The accompanying financial statements do not reflect any adjustments that might result if the company is unable to continue as a going concern.

As discussed in Note 3, one of our Directors and his affiliated company has funded the Company with related party loans which have been all converted to common stock. Similarly, the Company plans to use the financial resources of its related parties in the future, if necessary; however, there are no assurances that the Director, or the Company, will be in a financial position to do so.  Despite the fact that the Director has confirmed in writing his intention to provide financial support, the Company does not have any written agreements now or in the past with the Director obligating him to fund the future debt or any other obligations.  The Director is not otherwise under any legal obligation to provide the Company with capital.

If the Director withdraws his financial support to enable the company to fund its current activities, management will be required to reduce the Company’s cash from operations by reducing operating costs. In addition, the Company is working to manage its current liabilities while it continues to make changes in operations to further improve its cash flow and liquidity position.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and customer receivables.  The Company maintains cash with various major financial institutions.  The Company performs periodic evaluations of the relative credit standing of these institutions.  To reduce risk, the Company performs credit evaluations of its customers and maintains reserves for potential credit losses.

Cash and cash equivalents

We consider all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents as of December 31, 2017 and 2016.

Revenue and cost recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company will recognize revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is accounted for gross as a principal versus net as an agent. Revenue is recognized on a gross basis since our company has the risks and rewards of ownership, latitude in selection of vendors and pricing, and bears all credit risk.

The Company recognizes revenue on its Omni Commerce Solution licensing when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured.

Costs are recorded at the time the related revenue is recorded. Payment processing costs are recorded in the period the costs are incurred and customer acquisition costs are comprised primarily of telemarketing costs and service costs and other additional benefit services.

Membership Fees

The Company recognizes revenues from membership fees for the sales of health-related discount benefit plans as earned as part of the ShopFast program. These arrangements are generally renewable monthly and revenue is recognized over the renewal period.  As these products often include elements sold through contracts with third-party providers, the Company considers each contractual arrangement in accordance with the Revenue Recognition topic of the FASB ASC 605. The Company’s current contracts meet these requirements for reporting revenue on a gross basis. The Company records a reduction in revenue for refunds, chargeback’s from credit card companies, and allowances based upon actual history and management’s evaluation of current facts and circumstances.

Stock-based Compensation

We account for equity-based transactions with nonemployees under the provisions of ASC Topic No. 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). ASC 505-50 establishes that equity-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of common stock issued for payments to nonemployees is measured at the market price on the date of grant. The fair value of equity instruments, other than common stock, is estimated using the Black-Scholes option valuation model. In general, we recognize the fair value of the equity instruments issued as deferred stock compensation and amortize the cost over the term of the contract.

We account for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation—Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to additional paid-in capital over the period during which services are rendered.

Net Loss per Share

Net income (loss) per common share is computed pursuant to section ASC 260-10-45 of the FASB Accounting Standards Codification.  Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.  Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period.  The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented.

The Company’s diluted loss per share is the same as the basic loss per share for the years ended December 31, 2017 and 2016, as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements.  To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company’s financial assets and liabilities, such as cash, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of the short maturity of those instruments.  The Company’s notes and loans payable approximate the fair value of such instruments based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2017.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2017 and 2016.

Income Taxes

We follow ASC 740-10-30, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law by the President of the United States. TCJA is a tax reform act that among other things, reduced corporate tax rates to 21 percent effective January 1, 2018. FASB ASC 740, Income Taxes, requires deferred tax assets and liabilities to be adjusted for the effect of a change in tax laws or rates in the year of enactment, which is the year in which the change was signed into law. Accordingly, the Company adjusted its deferred tax assets and liabilities at December 31,2017, using the new corporate tax rate of 21 percent. See Note 5.

We adopted ASC 740-10-25 (“ASC 740-10-25”) with regard to uncertainty income taxes.  ASC 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under ASC 740-10-25, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740-10-25 also provides guidance on derecognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures.  We had no material adjustments to our liabilities for unrecognized income tax benefits according to the provisions of ASC 740-10-25.

Recent Accounting Pronouncements

The Company has reviewed other recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

Reclassification

Certain amounts in the 2016 Financial statements have been reclassified to conform to the presentation used in the 2017 Financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Company borrowed $163,000 from Mr. John Herzog under the terms of a promissory note dated July 12, 2016. The notes are secured by 3,850,000 shares of common stock and mature in three years. Interest accrues at 18% with 12% due and payable on the last day of each month. The remaining 6% of interest is due at maturity. During the year ended December 31, 2017 Mr. Herzog loaned an additional $53,500. On November 20, 2017, $216,500 of principal and $35,105 of accrued interest was converted into 2,516,050 shares of common stock.

On October 31, 2017, the Company received an advance of $3,481 from OLBPAY, Inc. Ronny Yakov is also the CEO of OLBPay, Inc. The advance was used for operating expenses, is unsecured, non-interest bearing and due on demand.

On December 31, 2017, the Company converted $380,502 of accrued salary due to the CEO into 3,805,017 shares of common stock.

NOTE 4 – COMMON STOCK

On December 31, 2017, the Company issued 25,000 shares of common stock to a third party for accounting services. The shares were valued at $0.10 per shares for total non-cash expense of $2,500.

NOTE 5 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used in the current year due to the new tax law recently enacted.

Net deferred tax assets consist of the following components as of December 31:

	2017	2016
Deferred tax assets:
NOL carryover	$818,000	$1,267,000
Deferred tax liabilities:
None	-	-
Valuation allowance	(818,000)	(1,267,000)

Net deferred tax asset	$-	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2017 and 2016 due to the following:

	2017	2016
Book loss	$(125,000)	$(124,000)
Meals and entertainment	3,800	2,000
Stock based compensation and accrued officer salary	125,000	48,600
Valuation allowance	(3,800)	73,400
	$-	$-

At December 31, 2017, the Company had net operating loss carry forwards of approximately $3.9 million that maybe offset against future taxable income.  No tax benefit has been reported in the December 31, 2017 or 2016 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount. The change in the valuation allowance for the year ended December 31, 2017 was a decrease of $449,000.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the “Tax Act”). The Tax Act establishes new tax laws that affects 2018 and future years, including a reduction in the U.S. federal corporate income tax rate to 21% effective January 1, 2018. For certain deferred tax assets and deferred tax liabilities, we have recorded a provisional decrease of $701,000, with a corresponding adjustment to valuation allowance of $701,000 as of December 31, 2017.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company’s financial statements. Topic 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the statements of operations in the provision for income taxes. As of December 31, 2017, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of New York. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2012.

NOTE 6 – COMMITMENT

On October 20, 2017, the Company entered into a new employment agreement with its founder and president for 7 years effective January 1, 2018 through December 31, 2024. The agreement provides for an annual salary of $375,000, fringe benefits ($2,500 monthly automobile allowance, any benefit plans of the Company and 4 weeks paid vacation), an incentive bonus of $200,000 based on the achievement of certain performance criteria.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, Subsequent Events¸ management has analyzed our operations from the balance sheet date through the date the financial statements were available to be issued.

Memorandum of Sale

On April 9, 2018, Securus365, Inc., a Delaware corporation (“Securus”), eVance Capital, Inc., a Delaware corporation (“eVance Capital”), and eVance Inc., a Delaware corporation (“eVance”, and collectively with Securus and eVance Capital, the “Purchasers”), each of which Purchaser is a newly formed wholly-owned subsidiary of The OLB Group, Inc., a Delaware corporation (the “Company”), entered into a Memorandum of Sale (the “Memorandum of Sale”) by and among the Purchasers and GACP Finance Co., LLC, a Delaware limited liability company (“GACP”), in its capacity as administrative agent and collateral agent to certain secured lenders of the Debtors (as defined below), pursuant to which the Purchasers acquired substantially all of the assets of the Debtors (the “Asset Acquisition”) through a foreclosure sale arranged by GACP under the Uniform Commercial Code of the State of New York (“UCC”) of the collateral of Excel Corporation (“Excel”) and its subsidiaries Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. (Excel and such subsidiaries, collectively, the “Debtors”) under the Loan and Security Agreement, dated as of November 2, 2016, by and among GACP, the lenders thereunder and the Debtors and related loan documents, as amended (the “Excel Loan and Security Agreement”).

GACP exercised its post-default remedies and realized on the collateral securing the Debtors’ obligations under the Excel Loan and Security Agreement by conducting a public auction of certain assets of the Debtors on April 9, 2018 in accordance with the UCC. The Purchasers submitted the Memorandum of Sale at such auction, which constituted the Purchasers’ bid for substantially all of the assets of the Debtors (“Acquired Assets”), which bid was accepted by GACP on April 9, 2018 in connection with the simultaneous signing and closing (the “Closing”) of the transactions contemplated under the Memorandum of Sale and the Credit Agreement (defined below).

In consideration for the sale and transfer of the Acquired Assets at the Closing, the Purchasers assumed certain post-Closing obligations under assigned contracts and paid to GACP the sum of $12,500,000, through the deemed simultaneous financing of such purchase price to the Purchasers under the Credit Agreement. Pursuant to the Memorandum of Sale, the Purchasers purchased from GACP and accepted all of the Debtors’ right, title and interest in and to the Acquired Assets “as is”, “where is” and “with all faults” and without any representations or warranties, express or implied, of any nature whatsoever. Any representations made by the parties in the Memorandum of Sale did not survive the Closing, and there is no indemnification rights for either party’s breach.

Credit Agreement

In order to finance the Asset Acquisition, GACP, as administrative agent and collateral agent (“Agent”), and as the initial sole lender thereunder, provided a term loan of $12,500,000 (the “Term Loan”) to the Purchasers, Omnisoft, Inc., a Delaware corporation (“Omnisoft”), and CrowdPay.us, Inc., a New York corporation (“CrowdPay” and, collectively with the Purchasers and Omnisoft, the “Borrowers”), each of Omnisoft and Crowdpay being affiliates of the Company’s majority stockholder, which obligations are guaranteed by the Company (collectively with the Borrowers, the “Loan Parties”), under the Loan and Security Agreement (the “Credit Agreement”), dated as of April 9, 2018, by and among the Loan Parties, the lenders from time to time party thereto as lenders (the “Lenders”) and the Agent.

The Term Loan matures in full on April 9, 2021, the third anniversary of the Closing. $1,000,000 of the principal amount under the Term Loan must be repaid on or prior to July 15, 2018, and an additional $2,000,000 in principal due on or prior to October 31, 2018 (in each case subject to earlier repayment under certain circumstances, including if a Loan Party consummates an equity financing), with the remaining principal due upon maturity. The Term Loan can be prepaid without penalty in part by the Loan Parties with ten days’ prior written notice to the Agent, and in full with thirty days’ prior written notice. The Term Loan is subject to an interest rate of 9.0% per annum, payable monthly in arrears.

The obligations of the Loan Parties under the Credit Agreement are secured by all of their respective assets and the Loan Parties pledged all of their assets as collateral for their obligations under the Credit Agreement. Additionally, the Company pledged its ownership interests in the Purchasers and any of its other subsidiaries that it may form or acquire from time to time.

The Credit Agreement includes customary representations, warranties and financial and other covenants of the Loan Parties for the benefit of the Lenders and the Agent. The obligations of the Loan Parties under the Credit Agreement are subject to customary events of default for a secured term loan. Each Loan Party is jointly and severally liable for the obligations under the Credit Agreement.

Warrants

Pursuant to and as additional consideration for the Term Loan under the Credit Agreement, on April 9, 2018 (the “Issuance Date”) the Company issued to GACP a Warrant (the “Warrant”) to purchase 1,200,000 shares of common stock of the Company (“Warrant Shares”) at an exercise price of $0.25 per share, subject to adjustment as set forth in the Warrant. The Warrant is exercisable by GACP at any time from the Issuance Date until the later of (i) the third (3rd) anniversary of the Issuance Date and (ii) the date on which all obligations under the Credit Agreement have been satisfied in full. The Warrant may be redeemed for $0.0001 per Warrant Share, at the sole discretion of the Company, at any time after the six (6) month anniversary of the Issuance Date if the closing sales price of the Company’s common stock equals or exceeds $5.00 per share on each of the 20 trading days within any 30 day trading day period ending on the third (3rd) trading day prior to the date on which the Company provides a notice of redemption. GACP has certain piggy-back registration rights as set forth in the Warrant with respect to the Warrant Shares to be issued upon exercise of the Warrant. After the six (6) month anniversary of the Issuance Date, GACP can exercise the Warrant using a “cashless exercise” feature to the extent that GACP exercises the Warrant for a number of Warrant Shares in excess of the number Warrant Shares that have been registered for resale under U.S. securities laws.

As additional consideration for the Term Loan under the Credit Agreement, on April 9, 2018 the Company also entered into a letter agreement (the “Additional Warrants Agreement”) with GACP, pursuant to which the Company agreed that if the Company at any time after the Closing and prior to the satisfaction of all outstanding obligations under the Credit Agreement requests for GACP to provide debt financing for the acquisition of a company or operating business by the Company or its subsidiaries, and GACP or its affiliates provide all of the debt financing for such acquisition, the Company will issue to GACP a warrant to purchase 200,000 shares of the Company’s common stock (an “Additional Warrant”) upon the closing of such debt-financing, with such Additional Warrant in substantially the same form as the Warrant, up to a total of four (4) Additional Warrants for four debt-financed acquisitions under the Additional Warrants Agreement. The exercise price of the Additional Warrants, if issued, will be $0.30 per share for the first Additional Warrant, $0.35 per share for the second Additional Warrant, $0.40 per share for the third Additional Warrant and $0.45 per share for the fourth Additional Warrant, with the number of shares and exercise price subject to adjustment as set forth in the Additional Warrants Agreement and the Additional Warrant.

The OLB Group, Inc.

Consolidated Condensed Balance Sheets

	Successor – Post acquisition	Predecessor– Pre-acquisition
	September 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
Current Assets:
Cash	$92,486	$225,227
Accounts receivable	529,979	564,014
Note receivable	-	357,330
Prepaid expenses	8,688	69,119
Other current assets	57,343	85,839
Total Current Assets	688,496	1,301,529

Other Assets:
Note receivable	117,669	-
Property and equipment, net	78,661	118,240
Residual portfolios, net	5,919,594	1,784,532
Internet domain	4,965	-
Goodwill and other intangible assets	5,522,506	-
Other long-term assets	348,366	412,513
TOTAL ASSETS	$12,680,257	$3,616,814

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$400,132	$2,323,926
Accrued expenses – related party	81,694	-
Accrued compensation	552,180	472,912
Other accrued liabilities	58,299	381,031
Note payable – related parties	1,025,000	-
Note payable – current portion	2,000,000	13,911,233
Total Current Liabilities	4,117,305	17,089,102
Long Term Liabilities:
Note payable – net of current portion debt discount of $131,737	9,368,263	-
Other long-term liabilities	13,232	31,909
Total Liabilities	13,498,800	17,121,011

Commitments and contingencies (Note 11)	-	-

Stockholders’ Deficit:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.0001 par value; 200,000,000 shares authorized, 162,350,364 shares issued and outstanding as of September 30, 2018	16,237	-
Additional paid-in capital	15,739,344	5,514,114
Accumulated deficit	(16,574,124)	(19,018,311)
Total Stockholders’ Deficit	(818,543)	(13,504,197)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$12,680,257	$3,616,814

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

The OLB Group, Inc.

Consolidated Condensed Statements of Operations

(Unaudited)

	Successor – Post acquisition		Predecessor– Pre-acquisition
	July 1, 2018 through September 30, 2018	April 9, 2018 through September 30, 2018	January 1, 2018 – April 8, 2018	For the Three Months Ended September 30, 2017	For the Nine Months Ended September 30, 2017

Revenue:
Transaction and processing fees	$2,946,757	$6,116,404	$3,180,426	$3,542,509	$11,538,390
Merchant cash advance revenue and other	6,221	24,056	9,560	55,762	243,336
Other revenue	22,537	51,670	-	-	-
Total revenue	2,975,515	6,192,130	3,189,986	3,598,271	11,781,726

Operating expenses:
Processing and servicing costs, excluding merchant portfolio amortization	2,157,073	4,052,108	2,256,437	2,283,330	7,224,733
Merchant portfolio amortization expense	167,184	455,353	90,739	90,739	272,217
Salaries and wages	431,176	847,657	374,345	634,917	2,348,123
Outside commissions	48,199	153,026	96,791	88,921	251,742
General and administrative expenses	470,423	965,801	250,775	855,895	2,617,651
Total operating expenses	3,274,055	6,473,945	3,069,087	3,953,802	12,714,466

Income (loss) from operations	(298,540)	(281,815)	120,899	(355,531)	(932,740)

Other Income (Expense):
Interest expense	(315,424)	(502,487)	(547,253)	(794,717)	(2,305,272)
Other, net	-	-	12,908	20,468	1,002
Total other expense	(315,424)	(502,487)	(534,345)	(774,249)	(2,304,270)

Net Loss	$(613,964)	$(784,302)	$(413,446)	$(1,129,780)	$(3,237,010)

Net loss per share, basic and diluted	$(0.00)	$(0.01)

Weighted average shares outstanding, basic and diluted	162,350,364	137,921,364

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

The OLB Group, Inc.

Consolidated Condensed Statements of Cash Flows

(Unaudited)

	Successor – Post acquisition	Predecessor– Pre-acquisition
	April 9, 2018 through September 30, 2018	January 1, 2018 – April 8, 2018	For the Nine Months Ended September 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(784,302)	$(413,446)	$(3,237,010)
Adjustments to Reconcile Net Loss to Net Cash Used in Operations:
Depreciation and amortization	483,294	109,225	335,956
Amortization of debt discount	27,289	-	-
Paid in kind interest	-	181,725	584,585
Stock based compensation	3,750	-	20,002
Loss in investment accounted for under the equity method	-	-	6,694
Changes in assets and liabilities:
Accounts receivable	(89,896)	23,289	312,089
Prepaid expenses	30,485	10,445	16,041
Other current assets	144,691	241,835	2,510
Other long-term assets	187,078	(19,391)	(68,796)
Accounts payable	(47,265)	(200,700)	1,321,699
Accrued compensation	(79,417)	(3,156)	127,670
Other accrued liabilities – related party	81,694	-	-
Other accrued liabilities	41,717	(127,763)	(128,313)
Other long-term liabilities	(18,677)	(2,508)	(57,017)
Net Cash Used in Operating Activities	(19,559)	(200,445)	(763,890)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(6,273)	(46,906)
Cash from acquisition of Excel business	44,575	-	-
Net Cash provided by (used in) Investing Activities	44,575	(6,273)	(46,906)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable – related parties	1,055,000	-	-
Payment on note payable – related party	(30,000)	-	-
Payment on notes payable	(1,000,000)	-	(523,219)
Net Cash provided by (used in) Financing Activities	25,000	-	(523,219)

Net Change in Cash	50,016	(206,718)	(1,334,015)
Cash – Beginning of Period	42,470	251,293	1,586,207
Cash – End of Period	$92,486	$44,575	$252,192

Cash Paid For:
Interest	$464,875	$-	$991,755
Income taxes	$-	$-	$-
Supplemental disclosure of non-cash activities:
Common stock issued for acquisition of subsidiaries	$78,005	$-	$-
Warrants issued	$84,825	$-	$-
Debt assumption related to Excel business acquisition	$12,500,000	$-	$-

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

The OLB Group, Inc.

Notes to the Consolidated Condensed Financial Statements

September 30, 2018

(Unaudited)

NOTE 1 – BACKGROUND

The Company incorporated in the State of Delaware on November 18, 2004 for the purpose of merging with OLB.com (On-line Business), Inc., a New York corporation incorporated in 1993 (“OLB.com”). The merger was done for the purpose of changing our state of incorporation from New York to Delaware.

The Company sells integrated financial and transaction processing services to businesses throughout the United States. These services are provided through our wholly-owned subsidiaries, eVance and Securus. Through our eVance subsidiary, we provide an integrated suite of third-party merchant payment processing services and related proprietary software enabling products that deliver credit and debit card-based internet payments processing solutions primarily to small and mid-sized merchants operating in physical “brick and mortar” business environments, on the internet and in retail settings requiring both wired and wireless mobile payment solutions. We operate as an independent sales organization (“ISO”) generating individual merchant processing contracts in exchange for future residual payments. As a wholesale ISO, eVance has a direct contractual relationship with the merchants and takes greater responsibility in the approval and monitoring of merchants than do retail ISOs and we receive additional consideration for this service and risk. Securus operates as a retail ISO and receives residual income as commission for merchants it places with third party processors.

CrowdPay.us, Inc. is a Crowdfunding platform used to facilitate a capital raise anywhere from $1,000,0000 -$50,000,000 of various types of securities under 506c, Reg CF, Reg A+ and Form S1.

Omnisoft.io, Inc. is a platform for small merchants The Omnicommerce applications works on an iPad mobile and the web allows you to sell a store’s products in a physical, retail setting. It’s quick and easy: browse your store’s catalog, pick a customer’s products, swipe their credit card, and print their receipt or send it through email. Integrated with 80% of the merchant processors.

We also offer monthly subscription packages which includes a health benefits package. These arrangements are generally renewable monthly and revenue is recognized over the renewal period.

We also provide ecommerce development and consulting services on a project by project basis.

Memorandum of Sale

On April 9, 2018, Securus365, Inc., a Delaware corporation (“Securus”), eVance Capital, Inc., a Delaware corporation (“eVance Capital”), and eVance Inc., a Delaware corporation (“eVance”, and collectively with Securus and eVance Capital, the “Purchasers”), each of which Purchaser is a newly formed wholly-owned subsidiary of The OLB Group, Inc., a Delaware corporation (the “Company”), entered into a Memorandum of Sale (the “Memorandum of Sale”) by and among the Purchasers and GACP Finance Co., LLC, a Delaware limited liability company (“GACP”), in its capacity as administrative agent and collateral agent to certain secured lenders of the Debtors (as defined below), pursuant to which the Purchasers acquired substantially all of the assets of the Debtors (the “Asset Acquisition”) through a foreclosure sale arranged by GACP under the Uniform Commercial Code of the State of New York (“UCC”) of the collateral of Excel Corporation (“Excel”) and its subsidiaries Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. (Excel and such subsidiaries, collectively, the “Debtors”) under the Loan and Security Agreement, dated as of November 2, 2016, by and among GACP, the lenders thereunder and the Debtors and related loan documents, as amended (the “Excel Loan and Security Agreement”).

GACP exercised its post-default remedies and realized on the collateral securing the Debtors’ obligations under the Excel Loan and Security Agreement by conducting a public auction of certain assets of the Debtors on April 9, 2018 in accordance with the UCC. The Purchasers submitted the Memorandum of Sale at such auction, which constituted the Purchasers’ bid for substantially all of the assets of the Debtors (“Acquired Assets”), which bid was accepted by GACP on April 9, 2018 in connection with the simultaneous signing and closing (the “Closing”) of the transactions contemplated under the Memorandum of Sale and the Credit Agreement (defined below).

In consideration for the sale and transfer of the Acquired Assets at the Closing, the Purchasers assumed certain post-Closing obligations under assigned contracts and paid to GACP the sum of $12,500,000, through the deemed simultaneous financing of such purchase price to the Purchasers under the Credit Agreement. Pursuant to the Memorandum of Sale, the Purchasers purchased from GACP and accepted all of the Debtors’ right, title and interest in and to the Acquired Assets “as is”, “where is” and “with all faults” and without any representations or warranties, express or implied, of any nature whatsoever. Any representations made by the parties in the Memorandum of Sale did not survive the Closing, and there is no indemnification rights for either party’s breach.

Effective May 9, 2018, the Company entered into a share exchange agreement with Crowdpay.US, Inc., a New York corporation (“Crowdpay”), for which the Company issued 87,500,000 shares of common stock for all of the authorized stock of Crowdpay. Crowdpay became a wholly owned subsidiary of OLB.

Effective May 9, 2018, the Company entered into a share exchange agreement with OMNISOFT, Inc., a Delaware corporation (“OMNISOFT”), for which the Company issued 55,000,000 shares of common stock for all of the authorized stock of OMNISOFT. OMNISOFT became a wholly owned subsidiary of OLB.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring items, which, in the opinion of management, are necessary for a fair statement of the results of operations for the periods shown and are not necessarily indicative of the results to be expected for the full year ending December 31, 2018. These unaudited financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2017 included on the Company’s Form 10-K. The results of the nine months ended September 30, 2018 are not necessarily indicative of the results to be expected for the full year ending December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying unaudited interim consolidated condensed financial statements include the accounts of the Company and its wholly-owned subsidiaries, eVance, Securus, CrowdPay.us.US, and OMNISOFT.IO, Inc. The assets and liabilities of CrowdPay.us and OmniSoft.io in these financial statements have been reflected on a historical cost basis because the transfer of CrowdPay.us and OmniSoft.io to the Company are considered a common control transaction. The acquisition of assets purchased from Great American Capital Partners (GACP) are presented as Predecessor – Pre-acquisition up to April 8, 2018, after which all companies are presented on a consolidated basis. All intercompany transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instruments held.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired in connection with an acquisition. Goodwill is assessed for impairment annually or more frequently if circumstances indicate impairment may have occurred.

Accounts Receivable

Accounts receivable represent contractual residual payments due from the Company’s processing partners. These residual payments are determined based on transaction fees and revenues from the credit and debit card processing activity of merchants for which the Company’s processing partners pay the Company. Based on collection experience and periodic reviews of outstanding receivables, management considers all accounts receivable to be fully collectible and accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Leasehold improvements are amortized over the lesser of the expected term of the lease or the estimated useful life of the asset. Expenditures for repairs and maintenance are expensed as incurred.

Residual Portfolios

Residual portfolios are valued at fair value on the date of acquisition and are amortized over their estimated useful lives (7 years).

Equity Investments

Equity investments are valued at fair value on the date of acquisition using the equity method of accounting and adjusted in subsequent periods for the Company’s share of the investment’s earnings and distributions.

Indefinite Lived Intangibles Assets and Goodwill

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

The Company tests for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In accordance with its policies, the Company performed a qualitative assessment of indefinite lived intangibles and goodwill at September 30, 2018 and December 31, 2017, and determined there was no impairment of indefinite lived intangibles and goodwill.

Business Combinations

Acquisitions are accounted for using the acquisition method of accounting. The purchase price of an acquisition is allocated to the assets acquired and liabilities assumed using the estimated fair values at the acquisition date. Transaction costs are expensed as incurred.

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer lists, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Stock-based Compensation

We account for equity-based transactions with nonemployees under the provisions of ASC Topic No. 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). ASC 505-50 establishes that equity-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of common stock issued for payments to nonemployees is measured at the market price on the date of grant. The fair value of equity instruments, other than common stock, is estimated using the Black-Scholes option valuation model. In general, we recognize the fair value of the equity instruments issued as deferred stock compensation and amortize the cost over the term of the contract.

We account for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation—Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to additional paid-in capital over the period during which services are rendered.

Net Loss per Share

Net income (loss) per common share is computed pursuant to section ASC 260-10-45 of the FASB Accounting Standards Codification.  Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period.  The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented. The weighted average number of common shares for the three months ended September 30, 2018 and the period from April 9, 2108 through September 30, 2018 do not include warrants to acquire 1,200,000 shares of common stock because of their anti-dilutive effect.

Acquisition Reporting

As discussed in Note 1, the Company entered into an Asset Purchase Agreement, pursuant to which the Company purchased certain assets used in the integrated financial and transaction processing services business.

The unaudited interim consolidated condensed financial statements herein are presented under predecessor entity reporting and because the acquiring entity had nominal operations as compared with the acquired stations (“Predecessor Business”), prior historical information of the acquirer is not presented.

This new basis of accounting was created on April 9, 2018, the effective date of the Asset Purchase Agreement. In the following discussion, the results of operations and cash flows for the periods ended on or prior to April 9, 2018, and the financial position of the Predecessor Business as of balance sheet dates on or prior to April 9, 218 are referred to herein as “Predecessor” financial information, and the results of operations and cash flows of the Company for periods beginning on April 9, 2018 and the financial position of the Company as of September 30, 2018 and subsequent balance sheet dates are referred to herein as “Successor” consolidated financial information.

Revenue and cost recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company will recognize revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company receives a percentage of recurring monthly transaction related fees comprised of credit and debit card fees charged to merchants, net of association fees, otherwise known as Interchange, as well as certain service charges and convenience fees, for payment processing services, including authorization, capture, clearing, settlement and information reporting of electronic transactions. Fees are calculated on either a percentage of the dollar volume of the transaction or a fixed fee or a hybrid of the two and are recognized at the time of the transaction. In the case of “wholesale” residual revenue in which the Company has a direct contractual relationship with the merchant, bears risk of chargebacks and performs underwriting on the merchants, the Company records the full discount charged to the merchant as revenue and the related interchange and other processing fees as expenses. In cases of residual revenue where the Company is not responsible for merchant underwriting and has no chargeback liability and has no or limited contractual relationship with the merchant, the Company records the amount it receives from the processor net of interchange and other processing fees as revenue.

The Company acts as an ISO offering alternative financing and working capital solutions (merchant cash advances) to small and medium sized businesses using a variety of third-party funding sources. As an ISO, we earn commissions from capital funders by placing their financial products with our merchant customers. This portion of our business does not yet represent a significant portion of our revenues, costs or assets.

The Company recognizes revenue in accordance with FASB ASC 606, Revenue From Contracts with Customers.

Revenue is accounted for gross as a principal versus net as an agent. Revenue is recognized on a gross basis since our company has the risks and rewards of ownership, latitude in selection of vendors and pricing, and bears all credit risk.

The Company recognizes revenue on its Omni Commerce Solution licensing when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collection is reasonably assured.

Costs are recorded at the time the related revenue is recorded. Payment processing costs are recorded in the period the costs are incurred and customer acquisition costs are comprised primarily of telemarketing costs and service costs and other additional benefit services.

Membership Fees

The Company recognizes revenues from membership fees for the sales of health-related discount benefit plans as earned as part of the ShopFast program. These arrangements are generally renewable monthly, and revenue is recognized over the renewal period.  As these products often include elements sold through contracts with third-party providers, the Company considers each contractual arrangement in accordance with the Revenue Recognition topic of the FASB ASC 605. The Company’s current contracts meet these requirements for reporting revenue on a gross basis. The Company records a reduction in revenue for refunds, chargebacks from credit card companies, and allowances based upon actual history and management’s evaluation of current facts and circumstances.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to tax net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of these differences, which will either be taxable or deductible when assets and liabilities are recovered or settled, as well as operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against deferred tax assets when in the judgment of management, it is more likely than not that such deferred tax assets will not become available. Because the judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part, be beyond the Company’s control, it is at least reasonably possible that management’s judgment about the need for a valuation allowance for deferred taxes could change in the near term.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic No. 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as described below:

Level 1: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly. Level 2 inputs include quoted prices for similar assets, quoted prices in markets that are not considered to be active, and observable inputs other than quoted prices such as interest rates.

Level 3: Level 3 inputs are unobservable inputs.

The following required disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash and Cash Equivalents, Accounts Receivable, Other Current Assets, Accounts Payable, Accrued Compensation and Other Accrued Liabilities.

The items are generally short-term in nature, and accordingly, the carrying amounts reported on the consolidated balance sheets are reasonable approximations of their fair values.

Note Receivable, Other Long Term Assets, Notes Payable, and Other Long Term Liabilities.

The carrying amounts approximate the fair value as the notes bear interest rates that are consistent with current market rates.

Recent Accounting Pronouncements

The Company has reviewed other recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

NOTE 3 – LIQUIDITY AND CAPITAL RESOURCES

On April 9, 2018, the Company consummated a business acquisition and as discussed in Note 1, has also created three new subsidiaries, acquired certain assets, including cash, and revenue generating operations. The Company has borrowed $1,000,000 from a private investor in order to make its first scheduled payments on the Loan and Security Agreement (entered into on April 9, 2018) and is currently in the process of a capital raise of up to $7,500,000. If the full $7,500,000 is raised, the Company will have enough liquidly for the next several years and to make additional acquisitions as well as internal organic growth. This, along with the additional acquisitions of CrowdPay.US, Inc, and Omnisoft, Inc. should provide the company with the assets and operations it requires to pursue profitable business operations.

Since the consummation of the Excel’s subsidiaries’ Asset Acquisition and the share exchange, we have limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuation in operating results as we manage our growth and react to competitors and developments in the markets in which we compete.

In order to mitigate the above risk, the Company has obtained a written agreement from Mr. Herzog, a related party and significant stockholder, that he will provide any additional financial support if needed, in order to satisfy any debt or other obligations over the next twelve months. Mr. Herzog has a history of funding the company with related party loans. If necessary, the Company plans to continue to use the financial resources of its related parties in the future.

For the period April 9, 2018 through September 30, 2018 the Company had revenue of $6,192,130. Total revenue, including revenue from the predecessor company, from January 1, 2018 through September 30, 2018 was $9,382,116. For the period April 9, 2018 through September 30, 2018 the Company had a loss of $784,302 which included non-cash depreciation and amortization of $483,294. Currently management believes that the monthly cash from operations is sufficient to meet operating expenses and interest costs for the next twelve months.

As discussed in Note 12, the Company settled the second scheduled note obligation of $2,000,000 on November 14, 2018 from additional financial support from a related party investor.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	September 30, 2018	December 31, 2017
	Successor	Predecessor
Furniture and Fixtures	$14,895	$36,471
Office Equipment	73,208	180,576
Leasehold improvements	6,207	-
Computer Software	12,292	63,607
	106,602	280,654
Accumulated depreciation	(27,941)	(162,414)
Property and equipment, net	$78,661	$118,240

Depreciation and amortization expense amounted to $27,941 and $63,739 for the period from April 9, 2018 through September 30, 2018, and for the nine months ended September 30, 2017, respectively.

NOTE 5 – RESIDUAL PORTFOLIO

Other assets consist of the following as of:

	September 30, 2018	December 31, 2017
	Successor	Predecessor
Residual Portfolios	$6,374,947	$2,540,690
Less Accumulated Amortization	(455,353)	(756,158)
Residual Portfolios, net	$5,919,594	$1,784,532

Amortization expense amounted to $455,353 for the period from April 9, 2018 through September 30, 2018, and $636,831 for the nine months ended September 30, 2017, respectively.

NOTE 6 – BUSINESS COMBINATION

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. Described in detail filed on May The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer lists, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill increased during the second quarter due to the acquisitions of eVance Inc, Securus356 and eVance Capital. OLB’s Form 8K dated April 13, 2018 includes more complete description of the acquisition. OLB obtained a term loan in the amount of $12,500,000 to complete the acquisition. The value of the loan was greater than the acquired assets increasing the balance of Goodwill.

The acquisition date estimated fair value of the consideration transferred consisted of the following:

Closing note payable	$12,500,000

Tangible assets acquired	$2,968,589
Liabilities assumed	(344,165)
Net tangible assets	2,624,424
Residual values	4,353,070
Goodwill	5,522,506
Total purchase price	$12,500,000

The above estimated fair value of the intangible assets is based on a preliminary purchase price allocation prepared by management. As a result, during the preliminary purchase price allocation period, which may be up to one year from the business combination date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. After the preliminary purchase price allocation period, we record adjustments to assets acquired or liabilities assumed subsequent to the purchase price allocation period in our operating results in the period in which the adjustments were determined.

NOTE 7 – NOTE PAYABLE

In order to finance the Asset Acquisition, GACP, as administrative agent and collateral agent (“Agent”), and as the initial sole lender thereunder, provided a term loan of $12,500,000 (the “Term Loan”) to the Purchasers, Omnisoft, Inc., a Delaware corporation (“Omnisoft”), and CrowdPay.us, Inc., a New York corporation (“CrowdPay” and, collectively with the Purchasers and Omnisoft, the “Borrowers”), each of Omnisoft and Crowdpay being affiliates of the Company’s majority stockholder, which obligations are guaranteed by the Company (collectively with the Borrowers, the “Loan Parties”), under the Loan and Security Agreement (the “Credit Agreement”), dated as of April 9, 2018, by and among the Loan Parties, the lenders from time to time party thereto as lenders (the “Lenders”) and the Agent.

The Term Loan matures in full on April 9, 2021, the third anniversary of the Closing. $1,000,000 of the principal amount under the Term Loan must be repaid on or prior to July 15, 2018, and an additional $2,000,000 in principal due on or prior to October 31, 2018 (in each case subject to earlier repayment under certain circumstances, including if a Loan Party consummates an equity financing), with the remaining principal due upon maturity. The Term Loan can be prepaid without penalty in part by the Loan Parties with ten days’ prior written notice to the Agent, and in full within thirty days’ prior written notice. The Term Loan is subject to an interest rate of 9.0% per annum, payable monthly in arrears.

Pursuant to the Note Agreement, the Company issued warrants to acquire 1,200,000 shares of common stock (see Note 8) and recorded a debt discount of $159,026, During the nine months ended September 30, 2018, the Company recorded amortization expense of $27,289.

The obligations of the Loan Parties under the Credit Agreement are secured by all of their respective assets and the Loan Parties pledged all of their assets as collateral for their obligations under the Credit Agreement. Additionally, the Company pledged its ownership interests in the Purchasers and any of its other subsidiaries that it may form or acquire from time to time.

The Credit Agreement includes customary representations, warranties and financial and other covenants of the Loan Parties for the benefit of the Lenders and the Agent. The obligations of the Loan Parties under the Credit Agreement are subject to customary events of default for a secured term loan. Each Loan Party is jointly and severally liable for the obligations under the Credit Agreement.

On July 30, 2018, the Company entered into Amendment No. 1 to the Loan and Security Agreement (the “Amendment”) amending that certain Loan and Security Agreement, dated as of April 9, 2018 (the “Original Credit Agreement,” and as amended by the Amendment, the “Credit Agreement”), by and among GACP Finance Co., LLC, as administrative agent and collateral agent, the lenders party thereto, Securus365, Inc., eVance, Inc., eVance Capital, Inc., OMNISOFT, Inc., and Crowdpay.us, Inc., as borrowers, and the Company, as parent guarantor. Pursuant to the Amendment, among other things, the lenders (i) waived the Company’s existing defaults under the Original Credit Agreement for its failure to make payment of $1,000,000 (the “initial payment”) under the Original Credit Agreement on or prior to July 15, 2018 and to deliver to the lenders unaudited monthly financial statements and compliance certificates of the Company, (ii) extended the date on which the initial payment was required to be made to July 30, 2018 and extended the date on which the Company is required to provide audited financial statements for the fiscal years ended December 31, 2016 and 2017, (iii) permitted the Company to enter into a subordinated loan arrangement for the Note concurrently with the Amendment such that the Company could make the initial payment under the terms of the Credit Agreement, and permitted the Note to be repaid either from the sale of the Note Collateral Shares or at any time after the second payment under the Credit Agreement. The Company has borrowed $1,000,000 from a private investor in order to make its first scheduled payment. At September 30, 2018, the principal amount due is $11,500,000 and the unamortized debt discount is $131,737. The Company is in default of its debt covenants and has received a waiver from GACP.

NOTE 8 – WARRANTS

Pursuant to and as additional consideration for the Term Loan under the Credit Agreement, on April 9, 2018 the Company issued to GACP a Warrant to purchase 1,200,000 shares of common stock of the Company at an exercise price of $0.25 per share, subject to adjustment as set forth in the Warrant. The Warrant is exercisable by GACP at any time from the Issuance Date until the later of (i) the third (3rd) anniversary of the Issuance Date and (ii) the date on which all obligations under the Credit Agreement have been satisfied in full. The Warrant may be redeemed for $0.0001 per Warrant Share, at the sole discretion of the Company, at any time after the six (6) month anniversary of the Issuance Date if the closing sales price of the Company’s common stock equals or exceeds $5.00 per share on each of the 20 trading days within any 30 day trading day period ending on the third (3rd) trading day prior to the date on which the Company provides a notice of redemption. GACP has certain piggy-back registration rights as set forth in the Warrant with respect to the Warrant Shares to be issued upon exercise of the Warrant. After the six (6) month anniversary of the Issuance Date, GACP can exercise the Warrant using a “cashless exercise” feature to the extent that GACP exercises the Warrant for a number of Warrant Shares in excess of the number Warrant Shares that have been registered for resale under U.S. securities laws.

As additional consideration for the Term Loan under the Credit Agreement, on April 9, 2018 the Company also entered into a letter agreement (the “Additional Warrants Agreement”) with GACP, pursuant to which the Company agreed that if the Company at any time after the Closing and prior to the satisfaction of all outstanding obligations under the Credit Agreement requests for GACP to provide debt financing for the acquisition of a company or operating business by the Company or its subsidiaries, and GACP or its affiliates provide all of the debt financing for such acquisition, the Company will issue to GACP a warrant to purchase 200,000 shares of the Company’s common stock (an “Additional Warrant”) upon the closing of such debt-financing, with such Additional Warrant in substantially the same form as the Warrant, up to a total of four (4) Additional Warrants for four debt-financed acquisitions under the Additional Warrants Agreement. The exercise price of the Additional Warrants, if issued, will be $0.30 per share for the first Additional Warrant, $0.35 per share for the second Additional Warrant, $0.40 per share for the third Additional Warrant and $0.45 per share for the fourth Additional Warrant, with the number of shares and exercise price subject to adjustment as set forth in the Additional Warrants Agreement and the Additional Warrant.

The warrants have an exercise price of $0.25 and expire in three years. The aggregate fair value of the warrants, which was allocated against the debt proceeds totaled $159,026 based on the Black Scholes Merton pricing model using the following estimates: exercise price of $0.25, 2.43% risk free rate, 198.92% volatility, dividend yield of 0% and expected life of the warrants of 3 years. The fair value was credited to additional paid in capital and debited to debt discount to be amortized over the term of the loan.

A summary of the status of the Company’s outstanding stock warrants and changes during the periods is presented below:

	Shares available to purchase with warrants	Weighted Average Price	Weighted Average Fair Value	Aggregate Intrinsic Value

Outstanding, December 31, 2017	-	$-	$-

Issued	1,200,000	$0.25	$0.15
Exercised	-	$-	$-
Forfeited	-	$-	$-
Expired	-	$-	$-
Outstanding, September 30, 2018	1,200,000	$0.25	$0.20	$-

Exercisable, September 30, 2018	1,200,000	$0.25	$0.20	$-

Range of Exercise Prices	Number Outstanding 9/30/2018	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.25	1,200,000	2.61 years	$0.25

The aggregate intrinsic value represents the total pretax intrinsic value, based on warrants with an exercise price less than the Company’s stock price of $0.20 as of September 30, 2018, which would have been received by the warrant holder had the warrant holder exercised their warrants as of that date.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2018, the Company received $30,000 from Mr. John Herzog. The advance was used for operating expenses, is unsecured, bears interest at 18% and is due on demand. This loan was repaid in full as of September 30, 2018.

On July 30, 2018, pursuant to the terms of the Amendment (Note 7), the Company issued to John Herzog, a significant stockholder of the Company a subordinated promissory note in the principal amount of $1,000,000 (the “Note”) for cash proceeds of $1,000,000. The Note matures on March 31, 2019 (though the Company has the right to prepay the Note, in whole or in part, at any time prior to maturity) and bears interest at a rate of 12% per annum, compounding annually. The Note is secured by shares of common stock of a publicly traded company held by the Company. The Note is subordinated to the Credit Agreement, other than the Note Collateral Shares. The Company used the proceeds received by the Payee to make the initial payment under the Credit Agreement.

On August 10, 2018, Ronny Yakov, the CEO, loaned the Company $25,000, in order to pay for audit services. The loan is unsecured, bears interest at 12% and is due on demand.

As of September 30, 2018, the Company had accrued expenses due to related parties of $81,694.

NOTE 10 – COMMON STOCK

During the nine months September 30, 2018, the Company approved the issuance of 25,000 shares of common stock for services rendered, the shares were issued at $0.15, the closing stock price on the date of grant, for total non-cash expense of $3,750.

Effective May 9, 2018, the Company entered into a share exchange agreement with Crowdpay.US, Inc., a New York corporation (“Crowdpay”), for which the Company issued 87,500,000 shares of common stock for all of the authorized stock of Crowdpay. Crowdpay will became a wholly owned subsidiary of OLB.

Effective May 9, 2018, the Company entered into a share exchange agreement with OMNISOFT, Inc., a Delaware corporation (“OMNISOFT”), for which the Company issued 55,000,000 shares of common stock for all of the authorized stock of OMNISOFT. OMNISOFT will became a wholly owned subsidiary of OLB.

NOTE 11 – COMMITMENTS

On October 20, 2017, the Company entered into a new employment agreement with its founder and president for 7 years effective January 1, 2018 through December 31, 2024. The agreement provides for an annual salary of $375,000, fringe benefits ($2,500 monthly automobile allowance, any benefit plans of the Company and 4 weeks paid vacation), an incentive bonus of $200,000 based on the achievement of certain performance criteria.

Office Lease

The Company leases its Georgia office facilities under an operating lease expiring in November 2019. Monthly lease payments range from $8,278 to $9,046 throughout the term of the lease.

The future minimum lease payments required under the operating lease as of September 30, 2018 are as follows:

2018	$12,000
2019	88,000
Total	$100,000

NOTE 12 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, Subsequent Events¸ management has analyzed our operations from the balance sheet date through the date the financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements.

On November 14, 2018, the $2,000,000 second payment due under the Original Credit Agreement (Note 7) that was due by October 31, 2018 was paid. Some of the covenants from the lender will now be removed based on the original agreement from April 9, 2018 as a result of the this payment having been made. There are no financial short-term obligations other than the monthly interest payment and the company is not currently in default with the lender.

On November 14, 2018, the Company issued to John Herzog, a related party and significant stockholder of the Company a subordinated promissory note in the principal amount of $2,000,000 for cash proceeds of $2,000,000. The Note matures on November 14, 2019 (though the Company has the right to prepay the Note, in whole or in part, at any time prior to maturity) and bears interest at a rate of 12% per annum, compounding annually. The Note is secured by shares of common stock of a publicly traded company held by the Company. The Note is subordinated to the Credit Agreement, other than the Note Collateral Shares. The Company used the proceeds received by the Payee to make the payment under the Credit Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Excel Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Excel Corporation (the “Company”) as of December 31, 2017, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit of $19,018,311 at December 31, 2017, and has generated a net loss of $13,821,521 and used cash in operations of $1,001,491 for the year ended December 31, 2017. The Company is also in default of its debt covenants at December 31, 2017. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Notes 2, 16 and 20 to the consolidated financial statements the Company is in default on its note payable at December 31, 2017. In 2018 the secured noteholder foreclosed on the note and exercised its post-default remedies under the loan and security agreement by conducting a public auction of all of the Company’s assets on April 9, 2018, in accordance with the UCC, at which time the Company ceased operations.

/s/ Liggett & Webb, P.A.

 We have served as the Company's auditor since 2018.

New York, New York

October 3, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Excel Corporation

We have audited the accompanying consolidated balance sheet of Excel Corporation (the “Company”), as of December 31, 2016, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP

Dallas, Texas

April 14, 2017

Excel Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 31,
	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	$225,227	$1,586,207
Accounts receivable	564,014	1,220,759
Note receivable	357,330	675,000
Prepaid expenses	69,119	105,995
Other current assets	85,839	89,050
Total current assets	1,301,529	3,677,011

Other Assets
Property and equipment, net of depreciation	118,240	170,442
Goodwill	-	7,914,269
Equity investment	-	171,469
Residual portfolios, net	1,784,532	2,147,488
Other long-term assets	412,513	631,271
Total other assets	2,315,285	11,034,939
Total assets	$3,616,814	$14,711,950

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$2,323,926	$577,220
Accrued compensation	472,912	1,054,532
Other accrued liabilities	381,031	551,447
Notes payable - current portion	13,911,233	12,809,252
Accrued costs of disposal of discontinued operations	-	50,000
Total current liabilities	17,089,102	15,042,451

Long-term liabilities
Other long-term liabilities	31,909	41,705
Total liabilities	17,121,011	15,084,156

Commitments and contingencies (Note 19)	-	-

STOCKHOLDERS’ DEFICIT
Preferred stock, $.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Series A preferred stock, $.001 par value, 2 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively.	-	-
Series B preferred stock, $.0001 par value, 0 and 4,600,000 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively.	-	460
Common stock, $.0001 par value, 200,000,000 shares authorized 102,460,336 and 97,759,070 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively.	10,246	9,776
Additional paid-in capital	5,503,868	4,814,348
Accumulated deficit	(19,018,311)	(5,196,790)
Total stockholders’ deficit	(13,504,197)	(372,206)
Total Liabilities and Stockholders’ Deficit	$3,616,814	$14,711,950

The accompanying notes are an integral part of these consolidated financial statements.

Excel Corporation and Subsidiaries

Consolidated Statements of Operations

	For the Years Ended
	December 31,
	2017	2016
Revenues:
Transaction and processing fees	$14,656,301	$16,809,208
Merchant cash advance revenue and other	251,408	306,002
Total revenues	14,907,709	17,115,210
Costs and expenses:
Processing and servicing costs	9,758,950	7,045,624
Salaries and wages	2,782,079	3,644,365
Outside commissions	336,290	2,417,523
Other selling general and administrative expenses	3,969,301	1,184,936
Impairment of goodwill	7,914,269	-
Total costs and expenses	24,760,889	14,292,448

(Loss) income from operations	(9,853,180)	2,822,762

Other (expense) income:
Interest expense, net	(3,836,495)	(1,556,105)
Other, net	(131,846)	(33,602)
Total other (expense) income	(3,968,341)	(1,589,707)

Net (loss) income from continuing operations before income taxes	(13,821,521)	1,233,055
Income tax expense (benefit)
Current	1,500,500	456,230
Deferred	(1,500,500)	(456,230)
Income tax expense	-	-

Net (loss) income from continuing operations	(13,821,521)	1,233,055

Loss from discontinued operations, net of tax	-	(2,188,571)
Loss on disposal of operations	-	(840,641)
Net loss	$(13,821,521)	$(1,796,157)

Basic (loss) earnings per share
(Loss) income from continuing operations	$(0.014)	$0.013
Loss from discontinued operations, net of tax	-	(0.031)
Net loss per share	$(0.014)	$(0.018)

Diluted (loss) earnings per share
(Loss) income from continuing operations	$(0.14)	$0.012
Loss from discontinued operations, net of tax	-	(0.030)
Net loss per share	$(0.14)	$(0.018)

Weighted Average Shares Outstanding
Basic	100,482,497	97,215,234
Diluted	100,482,497	100,811,296

The accompanying notes are an integral part of these consolidated financial statements.

Excel Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

	Series A		Series B				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances, December 31, 2015	2	$-	-	$-	98,259,070	$9,826	$4,428,391	$(3,400,633)	$1,037,584

Issuance of preferred stock at .05 per share	-	-	4,600,000	460	-	-	229,540	-	230,000

Stock Compensation Expense	-	-	-	-	1,000,000	100	156,417	-	156,517

Return of Common Stock	-	-	-	-	(1,500,000)	(150)	-	-	(150)

Net loss for the year ended December 31, 2016	-	-	-	-	-	-	-	(1,796,157)	(1,796,157)

Balances, December 31, 2016	2	-	4,600,000	460	97,759,070	9,776	4,814,348	(5,196,790)	(372,206)

Stock Compensation Expense	-	-	-	-	101,266	10	19,991	-	20,001

Exchange of preferred for common Stock	-	-	(4,600,000)	(460)	4,600,000	460	-	-	-

Forgiveness of accrued compensation	-	-	-	-	-	-	669,529	-	669,529

Net loss for the year ended December 31, 2017	-	-	-	-	-	-	-	(13,821,521)	(13,821,521)

Balances, December 31, 2017	2	$-	-	$-	102,460,336	$10,246	$5,503,868	$(19,018,311)	$(13,504,197)

The accompanying notes are an integral part of these consolidated financial statements.

Excel Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended
	December 31,
	2017	2016
Operating activities:
Net loss	$(13,821,521)	$(1,796,157)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	446,525	485,784
Loss on early extinguishment of debt	-	(33,602)
Paid in kind interest	1,614,564	112,734
Stock based compensation	20,001	156,367
Bad debt expense	656,131	-
Loss on disposal of property and equipment	15,539	-
Loss (income) in investment accounted for under the equity method	171,469	(6,679)
Loss on impairment of goodwill	7,914,269	-
Loss on disposal of operations	-	840,641
Changes in operating assets and liabilities:
(Increase) decrease
Accounts receivable	304,519	(54,618)
Prepaid expenses	36,876	(62,921)
Other current assets	3,211	(5,505)
Other long-term assets	32,523	(3,776)
Increase (decrease)
Accounts payable	1,746,706	(797,658)
Accrued compensation	87,909	(453,999)
Other accrued liabilities	(220,416)	(287,861)
Other long-term liabilities	(9,796)	13
Net cash used in operating activities	(1,001,491)	(1,907,237)

Cash flows from investing activities:
Purchase of property and equipment	(46,906)	(36,663)
Payments from disposal of operations	-	(500,000)
Proceeds from note receivable	200,000	-
Net cash provided by (used in) investing activities	153,094	(536,663)

Cash flows from financing activities:
Issuance of notes	-	12,649,254
Issuance of preferred stock	-	230,000
Note and debt payments	(512,583)	(9,211,277)
Net cash (used in) provided by financing activities	(512,583)	3,667,977

Net (decrease) increase in cash	(1,360,980)	1,224,077
Cash – Beginning of year	1,586,207	362,130

Cash – End of year	$225,227	$1,586,207

Supplemental disclosure of cash flow information
Cash paid for interest	$2,040,338	$1,500,160
Cash paid for income taxes	$-	$11,545
Supplemental disclosure of non-cash transaction
Forgiveness of accrued compensation credited to additional paid-in capital	$669,529	$-
Preferred stock converted into common stock	$460	$-

The accompanying notes are an integral part of these consolidated financial statements.

Excel Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2017

NOTE 1.	ORGANIZATION AND OPERATIONS

Excel Corporation (the “Company”) was organized on November 13, 2010 as a Delaware corporation. The Company has three wholly owned subsidiaries, Excel Business Solutions, Inc. (d/b/a eVance Capital), Payprotec Oregon, LLC (d/b/a Securus Payments), (“Securus”), and eVance Processing Inc. (“eVance”).

We sell integrated financial and transaction processing services to businesses throughout the United States. We provide these services through our wholly-owned subsidiaries, eVance and Securus. Through our eVance subsidiary, we provide an integrated suite of third-party merchant payment processing services and related proprietary software enabling products that deliver credit and debit card-based internet payments processing solutions primarily to small and mid-sized merchants operating in physical “brick and mortar” business environments, on the internet and in retail settings requiring both wired and wireless mobile payment solutions. We operate as an independent sales organization (“ISO”) generating individual merchant processing contracts in exchange for future residual payments. As a wholesale ISO, eVance has a direct contractual relationship with the merchants and takes greater responsibility in the approval and monitoring of merchants than do retail ISOs and we receive additional consideration for this service and risk. Securus operates as a retail ISO and receives residual income as commission for merchants it places with third party processors.

On November 30, 2015, eVance entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Calpian, Inc. (“Calpian”), Calpian Residual Acquisition, LLC (“CRA”) and Calpian Commerce, Inc., a wholly owned subsidiary of Calpian (“CCI,” and collectively with Calpian and CRA, the “Sellers”). Pursuant to the Purchase Agreement, eVance acquired substantially all of the U.S. assets and operations of the Sellers. In consideration for the acquired assets, eVance assumed certain of the Sellers’ liabilities, including an aggregate of $9,000,000 of notes payable and certain of the Sellers’ outstanding contractual obligations.

On April 12, 2016, eVance entered into an agreement with the Sellers and a cancellation of securities acknowledgement with one of eVance’s note-holders whereby the noteholder cancelled its note in the amount of $720,084 and Calpian issued eVance a note in the amount of $675,000 in exchange for eVance and the Sellers mutually waiving any claims either party has or could have under the Purchase Agreement against the other. The $675,000 note bears simple interest of 12% per annum payable monthly and matures on November 30, 2017. As part of the Purchase Agreement, eVance acquired several residual portfolios including the supporting contracts (residual purchase agreements). eVance, as successor under one of these residual purchase agreements, has sued a third party for breach of contract on the residual purchase agreement between the third party and Seller and claimed damages in excess of $1,500,000. eVance has agreed to apply any recovery from such litigation (less costs) against the principal balance of the $675,000 note up to a maximum of $675,000. The Company reflected the reduction in the assumed debt by $720,084 as a reduction in goodwill and a reduction in the debt assumed. In addition, the noteholder returned a warrant to purchase 360,042 shares of the Company’s common stock. As a result of this agreement, the $9,000,000 of notes payable was reduced to $8,279,916.

On April 30, 2016, Securus entered into a Purchase and Sale Agreement (the “2016 Purchase Agreement”) with Chyp LLC (“Chyp”). In connection with the 2016 Purchase Agreement, Chyp executed a three-year preferred marketing agreement with eVance. Chyp acquired substantially all of the operations of Securus including its sales and marketing operations located in Portland, Oregon and West Palm Beach, Florida. Securus retained the approximately 5,000 merchants and related merchant processing residual portfolios.

NOTE 2.	GOING CONCERN

As shown in the accompanying consolidated financial statements, the Company has an accumulated deficit of $19,018,311 as of December 31, 2017, has generated a net loss of $13,821,521 and has used cash in operations of $1,001,491 for the year ended December 31, 2017. The Company is also in default of its debt covenants at December 31, 2017.

On November 2, 2016 the Company and certain of the Company’s subsidiaries entered into a Loan and Security Agreement (the “Loan Agreement”) with GACP Finance Co. LLC (“GACP”) as administrative agent (“Agent”) and the other lenders as from time to time party thereto. The Loan Agreement has a three-year term and provides for term loan commitments of up to $25,000,000 consisting of an Initial Term Loan in the amount of $13,500,000 and a Delayed Draw Term Loan in the amount of $11,500,000 (each a “Loan” or together “Loans”). The Loan Agreement contains customary events of default, non-payment of principal or other amounts under the Loan Agreement, breach of covenants and other bankruptcy events. The Loan Agreement also contains certain financial covenants including maintenance of certain EBITDA levels and minimum liquidity. If any event of default occurs and is continuing, the Lender may declare all amounts owed to be due (except for a bankruptcy event of default), in which case such amounts will automatically become due and payable. On May 5, 2017, the Company received a written notice from GACP that it was in default under the terms of the Loan Agreement for a breach of covenants. As a result of the default, the Lender increased the cash interest payable on the loan from 13% per annum to 16% per annum (the “Default Rate”). In addition, as of April 30, 2017, the principal due under the Loan Agreement was $13,783,602. The April 30, 2017 loan balance was in excess of the borrowing base as calculated under the Loan Agreement and the company made a principal payment on May 8, 2017 of $512,583 to reduce the loan balance to be within the borrowing base as defined in the Loan Agreement. The Lender also terminated its commitment to lend or extend credit under the Loan Agreement. As such, the note is classified as current on the accompanying consolidated balance sheets in accordance with ASC 470-10-45.

On February 15, 2018 notice was given that GACP Finance Co., as Agent, Secured Party, will offer for sale at public auction the following property:

(a)	all right, title and interest of Excel Corporation of Excel Corporation, a Delaware corporation, in and to (i) 100% of the membership interest in Payprotec Oregon, LLC, and Oregon limited liability company, (ii) Certificate No. 2 for 100 shares of Excel Business Solutions, Inc., a Delaware corporation, representing all of its issued and outstanding common stock, and/or (iii) Certificate No. 1for 100 shares of eVance Processing, Inc., a Delaware corporation, representing all of its issued and outstanding common stock: and/or

(b)	all rights, title and interest of Excel Corporation, a Delaware corporation, Payprotec Oregon, LLC, an Oregon limited liability company, Excel Business Solutions, Inc., a Delaware corporation and/or eVance Processing, Inc., a Delaware corporation (together, the “Debtors”), in an to substantially all of the property of the Debtors, whether tangible or intangible, real or personal, now or hereafter owned, existing, acquired or arising and wherever now or hereafter located, and whether or not eligible for lending purposes.

The auction was held April 9, 2018 at the law offices of Paul Hastings LLP, 200 Park Avenue, New York, New York 10166. At this time The OLB Group, Inc., a Delaware corporation , entered into a Memorandum of Sale with GACP Finance Co., LLC, a Delaware limited liability company, acting solely in its capacity as administrative agent and collateral agent to certain secured lenders of the Debtors, pursuant to which OLB Group acquired substantially all of the assets of the Debtors through a foreclosure sale conducted under the Uniform Commercial Code of the State of New York (“UCC”) of the collateral of Excel Corporation and its subsidiaries, Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. (Excel and such subsidiaries, collectively, the “Debtors”) under the Loan and Security Agreement, dated as of November 2, 2016, by and among GACP, the lenders thereunder and the Debtors, and related loan documents, as amended (the “Excel Loan and Security Agreement”).

In accordance with ASU 205-40, the classification of debt as current, continuing losses, and accumulated deficit raises substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to acquire other business entities.

NOTE 3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are prepared on the accrual method of accounting.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), for annual financial reporting.

Principles of Consolidation

The consolidated financial statements include the accounts of Excel Corporation and subsidiaries in which the Company has a controlling financial interest. All intercompany transactions and account balances between Excel Corporation and its subsidiaries have been eliminated in consolidation. Transactions with its consolidated subsidiaries are generally settled in cash. Investments in unconsolidated affiliated entities are accounted for under the equity method and are included in “Equity investment” in the accompanying consolidated balance sheets.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the evaluation of deferred tax assets, purchase accounting, allowances, depreciation and amortization and the fair value of equity investments.

Business Combinations

Acquisitions are accounted for using the acquisition method of accounting. The purchase price of an acquisition is allocated to the assets acquired and liabilities assumed using the estimated fair values at the acquisition date. Transaction costs are expensed as incurred.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired in connection with an acquisition. Goodwill is assessed for impairment annually or more frequently if circumstances indicate impairment may have occurred.

The Company reviews long-lived assets, which include the Company’s intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Future undiscounted cash flows of the underlying assets are compared to the assets’ carrying values. Adjustments to fair value are made if the sum of expected future undiscounted cash flows is less than book value.

During the annual assessment of goodwill, management determined that goodwill had been fully impaired. Due to this impairment the Company recorded an impairment charge of $7.9 million. The impairment charge resulted from the default of the loan with GACP Finance Co. LLC.

Revenue Recognition

The Company receives a percentage of recurring monthly transaction related fees comprised of credit and debit card fees charged to merchants, net of association fees, otherwise known as Interchange, as well as certain service charges and convenience fees, for payment processing services, including authorization, capture, clearing, settlement and information reporting of electronic transactions. Fees are calculated on either a percentage of the dollar volume of the transaction or a fixed fee or a hybrid of the two and are recognized at the time of the transaction. In the case of “wholesale” residual revenue in which the Company has a direct contractual relationship with the merchant, bears risk of chargebacks and performs underwriting on the merchants, the Company records the full discount charged to the merchant as revenue and the related interchange and other processing fees as expenses. In cases of residual revenue where the Company is not responsible for merchant underwriting and has no chargeback liability and has no or limited contractual relationship with the merchant, the Company records the amount it receives from the processor net of interchange and other processing fees as revenue.

The Company acts as an ISO offering alternative financing and working capital solutions (merchant cash advances) to small and medium sized businesses using a variety of third party funding sources. As an ISO, we earn commissions from capital funders by placing their financial products with our merchant customers. This portion of our business does not yet represent a significant portion of our revenues, costs or assets.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instruments held.

Income Taxes

The Company follow ASC 740-10-30, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law by the President of the United States. TCJA is a tax reform act that among other things, reduced corporate tax rates to 21 percent effective January 1, 2018. FASB ASC 740, Income Taxes, requires deferred tax assets and liabilities to be adjusted for the effect of a change in tax laws or rates in the year of enactment, which is the year in which the change was signed into law. Accordingly, the Company adjusted its deferred tax assets and liabilities at December 31, 2017, using the new corporate tax rate of 21 percent. See Note 7.

Accounts Receivable

Accounts receivable represent contractual residual payments due from the Company’s processing partners. These residual payments are determined based on transaction fees and revenues from the credit and debit card processing activity of merchants for which the Company’s processing partners pay the Company. Based on collection experience and periodic reviews of outstanding receivables, management considers all accounts receivable to be fully collectible and accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Leasehold improvements are amortized over the lesser of the expected term of the lease or the estimated useful life of the asset. Expenditures for repairs and maintenance are expensed as incurred.

Residual Portfolios

Residual portfolios are valued at fair value on the date of acquisition and are amortized over their estimated useful lives (7 years).

Equity Investments

Equity investments are valued at fair value on the date of acquisition using the equity method of accounting and adjusted in subsequent periods for the Company’s share of the investment’s earnings and distributions.

NOTE 4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic No. 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as described below:

Level 1: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly. Level 2 inputs include quoted prices for similar assets, quoted prices in markets that are not considered to be active, and observable inputs other than quoted prices such as interest rates.

Level 3: Level 3 inputs are unobservable inputs.

The following required disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash and Cash Equivalents, Accounts Receivable, Other Current Assets, Accounts Payable, Accrued Compensation and Other Accrued Liabilities.

The items are generally short-term in nature, and accordingly, the carrying amounts reported on the consolidated balance sheets are reasonable approximations of their fair values.

Note Receivable, Other Long-Term Assets, Notes Payable, and Other Long-Term Liabilities.

The carrying amounts approximate the fair value as the notes bear interest rates that are consistent with current market rates.

NOTE 5.	RECENT ACCOUNTING PRONOUNCEMENTS

In March 2016, April 2016 and December 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-08, Revenue from Contracts with Customers, Principal versus Agent Considerations (Reporting Revenue Gross Versus Net) (Topic 606), ASU 2016-10 Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, and ASU 2016-20, Technical Corrections and Improvements to Topic 606 Revenue From Contracts with Customers, respectively accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in these ASUs are effective for the Company’s fiscal year beginning January 1, 2018 and early adoption is not permitted. The Company is currently evaluating the potential effect of this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The standard is effective on January 1, 2019, with early adoption permitted. The Company is currently evaluating the potential effect of this standard on its consolidated financial statements.

On August 26, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments (Topic 230).” This ASU is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. The ASU’s amendments add or clarify guidance on eight cash flow issues:

●	Debt prepayment or debt extinguishment costs.

●	Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing.

●	Contingent consideration payments made after a business combination.

●	Proceeds from the settlement of insurance claims.

●	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies.

●	Distributions received from equity method investees.

●	Beneficial interests in securitization transactions.

●	Separately identifiable cash flows and application of the predominance principle.

The guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the potential effect of this standard on its consolidated financial statements.

In January 2017, the FASB issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350) (“ASU 2017-04”), which currently requires an entity that has not elected the private company alternative for goodwill to perform a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, an entity compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the entity performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit.

To address concerns over the cost and complexity of the two-step goodwill impairment test, the amendments in this pronouncement remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The guidance in the ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the potential effect of this standard on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718) Scope of Modification Accounting, which clarifies when changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. Under the new guidance, modification accounting is only required if the fair value, vesting conditions or classification (equity or liability) of the new award are different from the original award immediately before the original award is modified. The guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The new guidance must be applied prospectively to awards modified on or after the adoption date. The future impact of ASU 2017-09 will be dependent on the nature of future stock award modifications.

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 6.	DISCONTINUED OPERATIONS

On April 30, 2016, Securus entered into the 2016 Purchase Agreement with Chyp. In connection with the 2016 Purchase Agreement, Chyp executed a three-year preferred marketing agreement with eVance.

Pursuant to the 2016 Purchase Agreement, Chyp acquired substantially all of the operations of Securus including its sales and marketing operations located in Portland, Oregon and West Palm Beach, Florida. Securus retained its approximately 5,000 merchants and related merchant processing residual portfolio. Securus also retained substantially all of its liabilities, including but not limited to, its note payable with Blue Acre Ventures (BAV), trade payables as well as liabilities to merchants.

Pursuant to the 2016 Purchase Agreement, Securus provided financial assistance to Chyp in the form of a forgivable loan to support the transition of Securus’ operations to Chyp. Securus advanced Chyp $500,000 during 2016 and has one remaining payment of $50,000 to be paid in 2017 for a total of $550,000. Accordingly, Chyp executed a $550,000 promissory note (the “Chyp Note”) in favor of Securus. The Chyp Note bears an interest rate of 12% per annum with both the principal and interest due on May 1, 2017. If Chyp is in material compliance with the 2016 Purchase Agreement and related agreements through May 1, 2017, Securus will forgive the Chyp Note. Securus will also reimburse Chyp for commissions payable to Chyp employees and agents on Securus’ residual portfolio as if those agents and employees were still employed by Securus. Chyp is owned by Steven Lemma and Mychol Robirds, who are former executives of Securus.

We accounted for the sale of the Securus operations to Chyp in accordance with ASC 205-20-45-1 and have classified the assets and operations sold to Chyp as discontinued operations. In 2016, the Company recorded a loss on disposal of $840,641 related to the transaction. The charge includes a $290,641 write-off of the net assets acquired by Chyp and $550,000 for the financial assistance to be provided to Chyp.

A summary of results of discontinued operations is as follows:

	For the Years ended December 31,
	2017	2016
Revenues	$-	$2,027,684
Operating expenses	-	(4,216,255)
Pre-tax loss from discontinued operations	-	(2,188,571)
Loss from discontinued operations, net of tax	$-	$(2,188,571)

NOTE 7.	INCOME TAXES

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification Topic 740-10 which requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 2017 and December 31, 2016, the Company had available unused operating loss carryforwards of approximately $10,445,600 and $4,195,000, respectively, which generated a deferred tax benefit of $2,506,900 and $1,551,904, respectively. The Company had a 100% valuation allowance on the deferred tax assets at December 31, 2017 and 2016. The change in valuation allowance for the years ended December 31, 2017 and 2016 was an increase of approximately $955,000 and $722,600, respectively.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the “Tax Act”). The Tax Act establishes new tax laws that affects 2018 and future years, including a reduction in the U.S. federal corporate income tax rate to 21% effective January 1, 2018. For certain deferred tax assets and liabilities, we have recorded a provisional decrease of $1,357,900, with a corresponding adjustment to the valuation allowance of $1,357,900 as of December 31, 2017.

The reconciliation of the statutory rate to the Company’s effective income tax rate are as follows:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016

Statutory Rate	(21)%	(34)%
State income tax, net of federal income tax benefit	(3)%	(3)%
Valuation Allowance	24%	37%
Effective Rate	-%	-%

The Company’s provision for income taxes for the year ended December 31, 2017 and 2016 consists of the following:

	For the Year Ended December 31, 2017			For the Year Ended December 31, 2016
Income Tax Expense	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Current	$1,500,500	$-	$1,500,500	$456,230	$(1,120,808)	$(664,578)
Deferred	(1,500,500)	-	(1,500,500)	(456,230)	1,120,808	664,578
Total	$-	$-	$-	$-	$-	$-

Significant components of the Company’s deferred income taxes are as follows:

	For the Years Ended December 31,
	2017	2016
Deferred Tax Assets
Net operating loss carryforwards	$2,506,900	$1,493,916
Accrued compensation	-	128,253
Other accrued liabilities	-	(74,125)
Depreciation and amortization	-	3,860
Total deferred tax assets	2,506,900	1,551,904
Valuation allowance	(2,506,900)	(1,551,904)
Net deferred tax asset	$-	$-
Deferred tax liabilities	$-	$-

The Company accounts for uncertainties in income taxes in accordance with FASB ASC Topic 740 “Accounting for Uncertainty in Income Taxes”. The Company has determined that there are no significant uncertain tax positions requiring recognition in its financial statements.

In the event the Company is assessed for interest and/or penalties by taxing authorities, such assessed amounts will be classified in the financial statements as income tax expense. Tax years 2014 through 2016 remain subject to examination by Federal and state taxing authorities.  The Company has not filed its tax returns for 2016 and 2017.

NOTE 8.	STOCKHOLDERS’ EQUITY

On March 18, 2016, the Company issued 2,300,000 Shares of Series B Convertible Preferred Stock (“Series B Shares”) to each of Thomas A. Hyde Jr. and Robert L. Winspear (each a “Holder” and collectively the “Holders”) at a price of $0.05 per share pursuant to subscription agreements between the Company and the Holders. At the time of issuance, Mr. Hyde was the President, Chief Executive Officer and a Director of the Company, and Mr. Winspear was the Chief Financial Officer of the Company.

The Company has subsequently taken the position that each of the creation of the Series B shares, and the issuance of the Series B shares to Mr. Hyde and Mr. Winspear, were in violation of the prohibition in the Company’s bylaws against interested director transactions and were not valid corporate actions taken by the Board of Directors, due to (a) Mr. Hyde’s service on the Board of Directors at such time as the Board voted to designate and issue the Series B Shares, (b) Mr. Hyde’s failure to recuse himself in the action taken by the Board of Directors to designate and issue the Series B Shares, and (c) without Mr. Hyde’s vote, a majority of the remainder of the board of directors did not vote to issue the Series B Shares.

The Series B Shares were convertible into shares of the Company’s commons stock on a ratio of 1-to-1, subject to adjustment for stock splits and stock dividends. The Series B Shares ranked senior to the common stock and other preferred shares and carried a liquidation preference of $.05 per share. Holders of the Series B Shares were entitled to receive dividends declared on the Company’s common stock on an as converted basis. Each Series B Share entitled the Holder thereof to 20 votes per share on all matters subject to voting by holders of the Company’s common stock, which collectively entitled the Holders thereof to vote a combined 92,000,000 shares of common stock. Under the terms of the Series B Shares, the Company had the right to, among other thing, require a Holder to convert the Series B Shares into common stock at any time after the Holder resigned, was terminated or otherwise ceased to be an officer of the Company.

In connection with the issuance of the Series B Shares, the Company and the Holders executed a Stockholders Agreement (the “Stockholders Agreement”) whereby the Holders agreed not to initiate directly or indirectly any stockholder vote or action, by written consent or otherwise, to increase the size or structure of the Company’s board of directors or remove any existing director, nor initiate directly or indirectly any stockholder vote or action by written consent or otherwise, to affect Holders’ executive compensation, bonus criteria and amounts, or other similar action. The Holders also agreed to convert the Series B Shares immediately upon termination, whether voluntary or involuntary, or upon their resignation for any reason.

On June 4, 2017, the Board of Directors terminated for cause (the “Terminations”) each of Mr. Hyde and Mr. Winspear. In connection with and immediately following the Terminations, the Company exercised its rights under the Stockholders Agreement to convert the Series B Shares into 4,600,000 shares of common stock (the “Series B Conversion”). As a result of the Series B Conversion, no Series B Shares remain outstanding. The 4,600,000 shares of common stock haven’t been issued but are included in common stock outstanding as of December 31, 2017.

During the year ended December 31, 2017, the Company reversed the 2016 accrual for executive bonuses in the amount of $669,529. This amount has been recorded as an adjustment to additional paid in capital. See Note 18.

NOTE 9.	STOCK WARRANTS

On August 12, 2016, the Company also issued a warrant to purchase 500,000 shares of its common stock to a consultant. The warrant has an exercise price of $0.06 per share and a term of 6 months.

The table below lists outstanding warrants as of December 31, 2017:

	For the Years Ended December 31,
	2017		2016
Stock Warrants	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Warrants outstanding at January 1	5,952,458	$.05	5,452,458	$.05
Granted	—	—	500,000	.06
Exercised	—	—	—	—
Expired	(500,000)	$(0.06)	—	—
Warrants outstanding December 31	5,452,458	$.05	5,952,458	$.05

NOTE 10.	STOCK OPTIONS AND COMPENSATION

On November 13, 2010 the Company’s Board of Directors (the “Board”) approved a stock plan pursuant to which the Company may grant incentive and non-statutory options to employees, non-employee members of the Board and consultants and other independent advisors who provide services to the Corporation. The maximum shares of common stock which may be issued over the term of the plan shall not exceed 4,000,000 shares. Awards under this plan are made by the Board or a committee of the Board. Options under the plan are to be issued at the market price of the stock on the day of the grant except to those issued to holders of 10% or more of the Company’s Common Stock which is required to be issued at a price not less than 110% of the fair market value on the day of the grant. Each option is exercisable at such time or times, during such period and for such numbers of shares shall be determined by the Plan Administrator. However, no option shall have a term in excess of 10 years from the date of the grant.

On June 1, 2015, the Company issued 2,000,000 shares of its Common Stock to an executive in connection with the executive’s employment and the use of certain trade names and brands owned by the executive. 500,000 shares vested upon grant and an additional 500,000 shares were scheduled to vest on June 1, 2016, June 1, 2017, and June 1, 2018. The Company terminated the executive’s employment in January 2016, and the shares subject to vesting were forfeited.

On August 12, 2016, the Company granted 1,000,000 shares of its common stock to an employee. 333,333 of these shares vested immediately, 333,333 vested on December 1, 2016 and 333,334 vested on December 1, 2017.

On March 29, 2017, the Company granted 101,266 shares of its common stock to two directors of the Company. 25,318 shares vested immediately, and 25,316 shares vested on June 30, 2017, September 30, 2017 and December 31, 2017. Stock based compensation expense of $20,001 was recorded for the year ended December 31, 2017.

	For the Years Ended December 31,
Restricted Stock Grants	2017	2016
Shares outstanding on January 1	6,965,608	7,465,608
Granted	101,266	1,000,000
Forfeited	—	(1,500,000)
Shares outstanding on December 31	7,066,874	6,965,608
Shares vested at December 31	7,066,874	6,632,274

	For the Years Ended December 31,
	2017		2016
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at January 1	—	$—	1,000,000	$.09
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	$—	(1,000,000)	(.09)
Options outstanding December 31	—	$—	—	$—
Shares exercisable at December 31	—	$—	—	$—

NOTE 11.	NOTE RECEIVABLE

On November 30, 2015, eVance Processing Inc. (“eVance”), a wholly owned subsidiary of the Company entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Calpian, Inc. (“Calpian”), Calpian Residual Acquisition, LLC (“CRA”) and Calpian Commerce, Inc., a wholly owned subsidiary of Calpian (“CCI,” and collectively with Calpian and CRA, the “Sellers”). Pursuant to the Purchase Agreement, eVance acquired substantially all of the U.S. assets and operations of the Sellers. In consideration for the acquired assets, eVance assumed certain of the Sellers’ liabilities, including an aggregate of $9,000,000 of notes payable and certain of the Sellers’ outstanding contractual obligations.

On April 12, 2016, eVance entered into an agreement with the Sellers and a cancellation of securities acknowledgement with one of eVance’s note holders whereby the noteholder cancelled their note in the amount of $720,084 and Calpian issued eVance a note in the amount of $675,000 in exchange for eVance waiving any claims for breach of the Purchase Agreement between eVance and Sellers. The $675,000 note bears simple interest of 12% per annum payable monthly, matures on November 30, 2017 and is secured by 2,000,000 shares of Calpian common stock. As part of the Purchase Agreement, eVance acquired several residual portfolios including the supporting contracts (residual purchase agreements). eVance, as successor under one of these residual purchase agreements, has sued a third party for breach of contract on the residual purchase agreement between the third party and Seller and has claimed damages in excess of $1,500,000. eVance has agreed to apply any recovery from such litigation (less costs) against the principal balance of the $675,000 note up to a maximum of $675,000. The Company reflected the cancellation of the $720,084 note and the receipt of the $675,000 Calpian note as a $1,395,084 reduction in goodwill. In addition, the noteholder cancelled and returned a warrant to purchase 360,042 shares of the Company’s common stock.

On November 30, 2017 eVance entered into a forbearance agreement with MoneyonMobile, Inc (formerly Calpain, Inc) concerning the $675,000 note payable dated April 12, 2016.  In the agreement, MoneyonMobile agreed to a periodic payment schedule for the principal of the note with the first payment of $200,000 due and paid on December 15, 2017. The remain balance of $475,000 will be paid in six-month installments beginning January 15, 2018 and a final payment made on June 15, 2018. Due to certain financial uncertainties with MoneyonMobile, management determined it necessary to reserve for the final payments due on the note. The Company reserved for these payments and recoded bad debt expense of $117,670.

The note receivable balance is $357,330 and $675,000 at December 31, 2017 and 2016, respectively.

NOTE 12.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following for the years ending:

	December 31, 2017	December 31, 2016
Computer software	$63,607	$38,607
Equipment	180,576	163,394
Furniture & fixtures	36,471	38,882
Leasehold improvements	-	16,538
Total cost	280,654	257,421
Less accumulated depreciation and amortization	(162,414)	(86,979)
Property and equipment – net	$118,240	$170,442

Depreciation and amortization expense was $83,569 and $76,463 for the years ended December 31, 2017 and 2016, respectively.

NOTE 13.	EQUITY INVESTMENT

Equity investments are valued at fair market value on the date of acquisition using the equity value method of accounting and adjusted in subsequent periods for the Company’s shares of the investment’s earnings and distributions. At December 31, 2017, management determined this investment to have no value and wrote the remaining balance off. The Company recorded a loss on investment of $171,469 for the year ended December 31, 2017. Income on the investment amounted to $6,679 for the year ended December 31, 2016.

NOTE 14.	RESIDUAL PORTFOLIO

Residual portfolios consist of the following for the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Merchant portfolios	$2,540,690	$2,540,690
Less accumulated amortization	(756,158)	(393,202)
Residual Portfolio, net	$1,784,532	$2,147,488

Amortization expense was $362,956 and $409,321 for the years ended December 31, 2017 and 2016, respectively.

NOTE 15.	LEASES

The Company executed a lease for its corporate offices in Irving Texas. The lease began on November 1, 2014 and has a term of 63 months with monthly payments ranging from $0 to $6,428.

eVance leases its Georgia office facilities under an operating lease expiring in November 2019. Monthly lease payments range from $8,278 to $9,046 throughout the term of the lease.

Total rent expense for the year ended December 31, 2017 was $184,336, compared to $298,816 for the year ended December 31, 2016.

The future minimum lease payments required under long-term operating leases as of December 31, 2017 are as follows:

2018	$179,489
2019	174,946
2020	6,430
Total	$360,865

NOTE 16.	NOTES PAYABLE

The following summarizes the Company’s outstanding notes payable for the years ending:

	December 31, 2017	December 31, 2016

Term Loan due November 2019, bearing interest at 18%, secured by substantially all of the assets of the Company	13,911,233	12,809,252

Less current portion	13,911,233	12,809,252

Long-term portion of notes payable	$-	$-

On November 2, 2016, the Company and certain of the Company’s subsidiaries entered into a Loan and Security Agreement (the “Loan Agreement”) with GACP Finance Co. LLC as administrative agent (“Agent”) and the other lenders as from time to time party thereto. The Loan Agreement has a three-year term and provides for term loan commitments of up to $25,000,000 consisting of an Initial Term Loan in the amount of $13,500,000 and a Delayed Draw Term Loan in the amount of $11,500,000 (each a “Loan” or together “Loans”). The Company used the proceeds from the Initial Term Loan to repay all of its existing secured debt.

The Loan accrues interest of 18% per annum of which 13% is payable in cash monthly and 5% is payable in kind (PIK). Pursuant to the Loan Agreement, the Loan is secured by substantially all of the assets of the Company including but not limited to the Company’s residual portfolios. In addition, certain of Excel’s subsidiaries are guarantors under the Loan Agreement.

The Loan Agreement contains customary events of default, non-payment of principal or other amounts under the Loan Agreement, breach of covenants and other bankruptcy events. The Loan Agreement also contains certain financial covenants including maintenance of certain EBITDA levels and minimum liquidity. If any event of default occurs and is continuing, the Lender may declare all amounts owed to be due (except for a bankruptcy event of default), in which case such amounts will automatically become due and payable. On May 5, 2017, the Company received a written notice from GACP that it was in default under the terms of the Loan Agreement for a breach of covenants. As a result of the default, the Lender increased the cash interest payable on the loan from 13% per annum to 16% per annum (the “Default Rate”). The Company was not in compliance with certain of its financial covenants for the month ended January 31, 2017. In addition, as of April 30, 2017, the principal due under the Loan Agreement was $13,783,602. The April 30, 2017 loan balance was in excess of the borrowing base as calculated under the Loan Agreement and the Company made a principal payment on May 8, 2017 of $512,583 to reduce the loan balance to be within the borrowing base as defined in the Loan Agreement. The Lender also terminated its commitment to lend or extend credit under the Loan Agreement. As such, the note is classified as current on the accompanying consolidated balance sheets in accordance with ASC 470-10-45.

The Company incurred financing costs in the amount of $1,099,021 in connection with the Loan Agreement. These costs are shown as a reduction of the loan amount on the accompanying consolidated balance sheet as of December 31, 2017 and 2016 and are being amortized as interest expense over the term of the Loan. As the loan is in default, the unamortized finance costs have been written off to interest expense at December 31, 2017. In addition, the interest that is payable in kind is added to the Loan balance. The following chart summarizes the amount outstanding under the Loan.

	December 31, 2017	December 31, 2016
Term Loan	$13,037,417	$13,500,000
Deferred financing costs	-	(803,482)
Accrued interest payable in kind	873,816	112,734
Note payable	$13,911,233	$12,809,252

NOTE 17.	RELATED PARTY TRANSACTIONS

On October 23, 2015, SME Funding LLC advanced the Company $500,000 to help finance the acquisition of the US assets of Calpian by eVance. SME Funding, LLC is wholly owned by Steven Lemma who was the Chief Executive Officer of Securus. This advance was converted into a note maturing December 1, 2016 with interest only payable monthly at an annual rate of 12%. The note was repaid in November 2016.

On February 15, 2016, SME Funding LLC purchased $35,000 of the Company’s residuals for $700,000 cash pursuant to a residual purchase agreement (“RPA”). In November 2016, the Company exercised its right to repurchase the residuals for $770,000. As a result of the repurchase option, the Company accounted for the transaction not as a sale but as a liability.

NOTE 18.	ACCRUED COMPENSATION - (Related Party)

On June 19, 2017, the District Court held the Injunction Hearing as further described in Note 19. On June 20, 2017, the District Court granted the application for a temporary injunction against former officers of the Company and found that the officers violated their fiduciary duties (including their duty of loyalty) owed to the Company by causing payments of $750,000 in bonuses to be paid to themselves, and that the Company’s board of directors had terminated both officers’ employment agreements and removed both officers from their positions as officers and as employees of the Company. The Company evaluated the officer’s employment agreements and determined 2016 and 2017 accrued executive bonuses were not earned and no further obligations were due to the two former officers. In addition, the Company exercised its rights under the Stockholders Agreement to convert the Series B Shares into 4,600,000 shares of Common Stock. In accordance with ASC 470-50-40-2, the reversal of the related party accrued borrower was deemed to be in essence a capital transaction. The Company reversed the related party accrual and reduced current year bonus expense by $90,423 and recorded an increase to additional paid in capital of $669,529 for the expense recorded in the prior year. At December 31, 2017 and 2016, accrued bonuses amounted to $0 and $704,888 respectively.

Management identified an issue with the reporting and payment of federal payroll taxes primarily pertaining to four employees in the corporate office. Former management no longer employed by the Company failed to report and remit federal payroll taxes of $349,266 consisting of $250,818 in employee withholdings and $98,448 in employer FICA. As of December 31, 2017, management accrued $154,564 for estimated fees, penalties and interest. Management has engaged an outside tax advisor to bring current late reporting and payment of federal payroll taxes for the years ended 2014, 2015 and 2016. Payroll taxes were properly accrued in prior applicable periods. The Company is current with reporting and payment of 2017 payroll taxes. In July 2017, a third-party payroll processor was retained to increase controls over reporting and payment of federal and state payroll taxes. As of July 31, 2017, payroll tax reporting and processing for the Company and each reporting subsidiary are currently being processed by a third-party payroll processor. Payroll taxes payable of $472,912 and $349,644 have been accrued at December 31, 2017 and 2016, respectively.

NOTE 19.	COMMITMENTS AND CONTINGENCIES

The Company is a party to routine litigation and administrative complaints incidental to its business. The Company does not believe that any or all of such routine litigation and administrative complaints is likely to have a material adverse effect on the Company’s financial condition or results of operations, except as noted below.

Litigation with Former Management

On May 11, 2017, the Company appointed an independent committee (the “Special Committee”) of the board of directors to conduct an investigation into certain of the Company’s past business practices encompassing each of (a) Thomas A. Hyde, Jr., the Company’s then-President and Chief Executive Officer, and (b) Robert L. Winspear, the Company’s then-Chief Financial Officer, Vice President and Secretary and certain matters relating to the Company’s obligations under its credit facility with GACP Finance Co. After conducting its investigation, the Special Committee determined that (i) Mr. Hyde and Mr. Winspear made payments to themselves of deferred compensation in contravention of the Loan Agreement, (ii) such bonus payments violated a prohibition under the Loan Agreement of making any payments of Subordinated Indebtedness (as defined in the Loan Agreement), and (iii) as a result of such bonus payments, the Company did not have a sufficient cash balance on hand to meet the financial covenants under the Loan Agreement.

On May 15, 2017, following the completion of their investigation, the Special Committee resolved to terminate each of Mr. Hyde and Mr. Winspear, effective immediately, and on May 17, 2017, the Company delivered to each of Mr. Hyde and Mr. Winspear a letter terminating their employment and their status as officers. Mr. Hyde and Mr. Winspear informed the Company that they disputed the Special Committee’s authority to terminate each of their respective employments and officer status, alleging the termination was not a valid action taken by the Company and refusing to recognize the termination letters. On June 4, 2017, Mr. Hyde and Mr. Winspear were formally terminated again for cause at a meeting of the Company’s board of directors. Notwithstanding the formal termination, Mr. Hyde and Mr. Winspear ignored the directive of the Company’s board of directors and continued to report to work at the Company’s offices and to act as executive management, including holding themselves out as such to the Company’s lenders, employees and third parties.

On June 4, 2017, the Company filed an Original Petition and Application for Temporary Restraining Order and Temporary and Permanent Injunctions (the “Pleading”) to initiate a lawsuit against Mr. Hyde and Mr. Winspear in the 134th Judicial District Court in the District Court of Dallas County, Texas (the “District Court”), in Cause No. DC-17-06555 (the “Lawsuit”). In the Pleading, the Company alleged that Mr. Hyde and Mr. Winspear (together, the “Defendants”) caused violations of the Company’s loan agreement with GACP by paying themselves excessive bonuses in violation of their fiduciary duties (including the duty of loyalty) to the Company, and the Company requested a declaratory judgment that the Defendants were no longer employees or officers. In addition, the Company alleged that it would suffer immediate and irreparable injury without an adequate remedy at law if the District Court did not issue injunctive relief as set forth below. The District Court initially entered a temporary restraining order (the “TRO”) to, among other things, preserve the status quo between the parties pending a temporary injunction hearing (the “Injunction Hearing”). The status quo under the TRO, in effect for only two weeks, allowed the Defendants to continue to carry out their responsibilities in their current roles, subject to certain restrictions set forth in the TRO.

On June 19, 2017, the District Court held the Injunction Hearing. On June 20, 2017, the District Court (a) granted the Company’s application for a temporary injunction against the Defendants (the “Injunction”), and (b) found that the Defendants violated their fiduciary duties (including their duty of loyalty) owed to the Company by causing payments of $750,000 in bonuses to themselves, and that the Company’s board of directors had terminated both Defendants’ employment agreements and removed both Defendants from their positions as officers. The Injunction also enjoins the Defendants from, among other things, (a) coming within 100 feet of any property owned, leased or occupied by the Company; (b) accessing any of the Company’s computer systems equipment, bank accounts or other assets; and (c) holding themselves out as the Company’s employees or officers to any of the Company’s regulators, investors, shareholders, employees, customers, suppliers, lenders or vendors.

On June 30, 2017, the Defendants filed their Original Answer, in which they generally denied the allegations contained in the Company’s Pleadings. The District Court set the date for a full trial on the merits of the Company’s claims against the Defendants for February 2019. The Company intends to vigorously pursue this matter and to protect the integrity of the actions of its board of directors. The Company has incurred significant expenses related to this lawsuit to date and may continue to incur expenses related to this lawsuit. The Company cannot predict the outcome of this lawsuit or for how long it will remain active.

NOTE 20.	SUBSEQUENT EVENTS

In accordance with ASC 855-10, Subsequent Events¸ management has analyzed our operations from the balance sheet date through the date the consolidated financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements other than the following.

On February 15, 2018 notice was given that GACP Finance Co., as Agent, Secured Party, will offer for sale at public auction the following property:

(c)	all right, title and interest of Excel Corporation of Excel Corporation, a Delaware corporation, in and to (i) 100% of the membership interest in Payprotec Oregon, LLC, and Oregon limited liability company, (ii) Certificate No. 2 for 100 shares of Excel Business Solutions, Inc., a Delaware corporation, representing all of its issued and outstanding common stock, and/or (iii) Certificate No. 1for 100 shares of eVance Processing, Inc., a Delaware corporation, representing all of its issued and outstanding common stock: and/or

(d)	all rights, title and interest of Excel Corporation, a Delaware corporation, Payprotec Oregon, LLC, an Oregon limited liability company, Excel Business Solutions, Inc., a Delaware corporation and/or eVance Processing, Inc., a Delaware corporation (together, the “Debtors”), in an to substantially all of the property of the Debtors, whether tangible or intangible, real or personal, now or hereafter owned, existing, acquired or arising and wherever now or hereafter located, and whether or not eligible for lending purposes.

The auction was held April 9, 2018 at the law offices of Paul Hastings LLP, 200 Park Avenue, New York, New York 10166. At this time The OLB Group, Inc., a Delaware corporation , entered into a Memorandum of Sale with GACP Finance Co., LLC, a Delaware limited liability company, acting solely in its capacity as administrative agent and collateral agent to certain secured lenders of the Debtors, pursuant to which OLB Group acquired substantially all of the assets of the Debtors through a foreclosure sale conducted under the Uniform Commercial Code of the State of New York (“UCC”) of the collateral of Excel Corporation and its subsidiaries, Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. (Excel and such subsidiaries, collectively, the “Debtors”) under the Loan and Security Agreement, dated as of November 2, 2016, by and among GACP, the lenders thereunder and the Debtors, and related loan documents, as amended (the “Excel Loan and Security Agreement”).

THE OLB GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of The OLB Group, Inc. (the “Company”) and Excel Corporation (“Excel”), after entering into an agreement on April 9, 2018 to acquire Excel subsidiaries assets from GACP the note holder on all the assets of Excel and its subsidiaries. The notes to the unaudited pro forma condensed combined financial information describe the reclassifications and adjustments to the financial information presented.

The unaudited pro forma condensed combined balance sheet as of December 31, 2017 is presented as if the acquisition of Excel had occurred on December 31, 2017. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 is presented as if the acquisition of Excel had occurred at the beginning of the year presented.

The allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based upon the respective fair values of the assets and liabilities of Excel as of December 31, 2017.

The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial position that the Company would have reported had the Excel acquisition been completed as of the dates presented and should not be taken as a representation of the Company’s future consolidated results of operation or financial position.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma condensed combined financial data also do not include any integration costs, cost overlap or estimated future transaction costs, except for fixed contractual transaction costs that the companies expect to incur as a result of the acquisition.

The historical financial information has been adjusted to give effect to events that are directly attributable to the Acquisition, factually supportable and, with respect to the statement of operations, expected to have a continuing impact on the results of the combined company. These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes of Excel (contained elsewhere in this Form 8-K) and the Company’s historical financial statements and accompanying notes, which were previously filed with the Securities and Exchange Commission. The adjustments that are included in the following unaudited pro forma condensed combined financial statements are described in Note 3 below, which includes the numbered notes that are marked in those financial statements.

The OLB Group, Inc

Unaudited Pro Forma Condensed Combined Balance Sheet

	The OLB Group, Inc.	Excel Corporation
	December 31, 2017	December 31, 2017	Ref	Pro Forma Adjustments	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$580	$225,227	(1)	$(85,091)	$140,716
Accounts receivable	-	564,014		-	564,014
Note receivable	-	357,330		-	357,330
Prepaid expenses	-	69,119	(1)	(34,294)	34,825
Other current assets	-	85,839		-	85,839
Total current assets	580	1,301,529		(119,385)	1,182,724
Property and equipment, net	-	118,240		-	118,240
Goodwill and other intangible assets	-	-	(1)	9,964,201	9,964,201
Residual portfolios, net	-	1,784,532		-	1,784,532
Other long-term assets	-	412,513	(1)	(64,146)	348,367
Internet domain	4,965	-		-	4,965
Total assets	$5,545	$3,616,814		$9,780,670	$13,403,029
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$89,640	$2,323,926	(1)	$(1,543,655)	$869,911
Accrued compensation	-	472,912	(1)	(472,912)	-
Other accrued liabilities	-	381,031	(1)	(281,906)	99,125
Notes payable, current portion	-	13,911,233	(1)	(1,411,233)	12,500,000
Due to related parties	3,481	-		-	3,481
Total current liabilities	93,121	17,089,102		(3,709,706)	13,472,517
Other long-term liabilities	-	31,909		(13,821)	18,088
Total liabilities	93,121	17,121,011		(3,723,527)	13,490,605

Stockholders’ deficit:
Common stock	1,984	10,246	(1)	(10,246)	1,984
Additional paid in capital	15,590,821	5,503,868	(1)	(5,503,868)	15,590,821
Accumulated deficit	(15,680,381)	(19,018,311)	(1)	19,018,311	(15,680,381)
Total stockholders’ deficit	(87,576)	(13,504,197)		13,504,197	(87,576)
Total liabilities and stockholders’ deficit	$5,545	$3,616,814		$9,780,670	$13,403,029

See the accompanying notes to the pro forma condensed combined financial statements.

The OLB Group, Inc

Unaudited Pro Forma Condensed Combined Statement of Operations

	The OLB Group, Inc.	Excel Corporation
	For the Year Ended December 31, 2017	For the Year Ended December 31, 2017	Ref	Pro Forma Adjustments	Pro Forma Combined

Net Revenue	$51,543	$14,907,709		$-	$14,959,252

Costs and Expenses:
Cost of revenue	19,398	9,758,950		-	9,778,348
Officer’s compensation	275,000	-		-	275,000
Salaries and wages	-	2,782,079		-	2,782,079
Outside commissions	-	336,290		-	336,290
Other selling, general and administrative expenses	128,982	3,969,301		-	4,098,283
Impairment of goodwill	-	7,914,269		-	7,914,269
Total costs and expenses	423,380	24,760,889		-	25,184,269

Net loss from operations	(371,837)	(9,853,180)		-	(10,225,017)

Other Expense:
Other expense	-	(131,846)		-	(131,846)
Interest expense	(26,901)	(3,836,495)		-	(3,863,396)
Total other expense	(26,901)	(3,968,341)		-	(3,995,242)

Net Loss	$(398,738)	$(13,821,521)		$-	$(14,220,259)

Net loss per common share, basic and diluted	$(0.03)				$(1.03)

Weighted average number of common shares outstanding, basic and diluted	13,772,415				13,772,415

See the accompanying notes to the pro forma condensed combined financial statements.

THE OLB GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined balance sheet as of December 31, 2017 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017, are based on the historical financial statements of the Company and Excel as of December 31, 2017 after giving effect to the Company’s acquisition of Excel that was consummated on April 9, 2018 and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The Company accounts for business combinations pursuant to Accounting Standards Codification ASC 805, Business Combinations.   In accordance with ASC 805, the Company uses its best estimates and assumptions to accurately assign fair value to the assets acquired and the liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of the purchase consideration over the fair value of the assets acquired and the liabilities assumed.

The fair values assigned to Excel’s assets acquired and liabilities assumed are based on management’s estimates and assumptions. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary and are based on the information that was available as of the date of acquisition. The Company believes that the information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but is waiting for additional information, primarily related to estimated values, which are subject to change. The Company expects to finalize the valuation of the assets and liabilities as soon as practicable, but not later than one year from the acquisition date.

The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial position that the Company would have reported had the Excel acquisition been completed as of the dates presented and should not be taken as a representation of the Company’s future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of the Company included in the annual report on form 10-K for the year ended December 31, 2017.

Accounting Periods Presented

For purposes of these unaudited pro forma condensed combined financial information, Excel’s historical financial statements for the year ended December 31, 2017 have been aligned to more closely conform to the Company’s financial information, as explained below. Certain pro forma adjustments were made to conform Excel’s accounting policies to the Company’s accounting policies as noted below.

Reclassifications

The Company reclassified certain accounts in the presentation of Excel’s historical financial statements in order to conform to the Company’s presentation.

NOTE 2 - ACQUISITION OF EXCEL ASSETS FROM GACP

On April 9, 2018, Securus365, Inc., a Delaware corporation (“Securus”), eVance Capital, Inc., a Delaware corporation (“eVance Capital”), and eVance Inc., a Delaware corporation (“eVance”, and collectively with Securus and eVance Capital, the “Purchasers”), each of which Purchaser is a newly formed wholly-owned subsidiary of The OLB Group, Inc., a Delaware corporation (the “Company”), entered into a Memorandum of Sale (the “Memorandum of Sale”) by and among the Purchasers and GACP Finance Co., LLC, a Delaware limited liability company (“GACP”), acting solely in its capacity as administrative agent and collateral agent to certain secured lenders of the Debtors (as defined below), pursuant to which the Purchasers acquired substantially all of the assets of the Debtors (the “Asset Acquisition”) through a foreclosure sale arranged by GACP under the Uniform Commercial Code of the State of New York (“UCC”) of the collateral of Excel Corporation (“Excel”) and its subsidiaries, Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. (Excel and such subsidiaries, collectively, the “Debtors”) under the Loan and Security Agreement, dated as of November 2, 2016, by and among GACP, the lenders thereunder and the Debtors, and related loan documents, as amended (the “Excel Loan and Security Agreement”).

GACP exercised its post-default remedies and realized on the collateral securing the Debtors’ obligations under the Excel Loan and Security Agreement by conducting a public auction of certain assets of the Debtors on April 9, 2018 in accordance with the UCC. The Purchasers submitted the Memorandum of Sale at such auction, which constituted the Purchasers’ bid for substantially all of the assets of the Debtors (“Acquired Assets”), which bid was accepted by GACP on April 9, 2018 in connection with the simultaneous signing and closing (the “Closing”) of the transactions contemplated under the Memorandum of Sale and the Credit Agreement (defined below).

In consideration for the sale and transfer of the Acquired Assets at the Closing, the Purchasers assumed certain post-Closing obligations under assigned contracts and paid to GACP the sum of $12,500,000, through the deemed simultaneous financing of such purchase price to the Purchasers under the Credit Agreement. Pursuant to the Memorandum of Sale, the Purchasers purchased from GACP and accepted all of the Debtors’ right, title and interest in and to the Acquired Assets “as is”, “where is” and “with all faults” and without any representations or warranties, express or implied, of any nature whatsoever. Any representations made by the parties in the Memorandum of Sale did not survive the Closing, and there is no indemnification rights for either party’s breach.

The acquisition date estimated fair value of the consideration transferred consisted of the following:

Closing amount financed	$12,500,000
The following summarizes the current estimates of fair value of assets acquired and liabilities assumed:
Tangible assets acquired	$3,433,283
Liabilities assumed	(897,484)
Net tangible assets	2,535,799
Goodwill and other intangibles	9,964,201
Total purchase price	$12,500,000

The above estimated fair value of the intangible assets is based on a preliminary purchase price allocation prepared by management. As a result, during the preliminary purchase price allocation period, which may be up to one year from the business combination date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. After the preliminary purchase price allocation period, we record adjustments to assets acquired or liabilities assumed subsequent to the purchase price allocation period in our operating results in the period in which the adjustments were determined.

The Company accounts for acquisitions in accordance with the provisions of ASC 805-10.  The Company assigns to all identifiable assets acquired a portion of the cost of the acquired net assets equal to the estimated fair value of such assets at the date of acquisition. The Company records the excess of the cost of the acquired net assets over the sum of the amounts assigned to identifiable assets acquired as goodwill.

The Company accounts for and reports acquired goodwill under Accounting Standards Codification subtopic 350-10, Intangibles-Goodwill and Other (“ASC 350-10”). In accordance with ASC 350-10, at least annually, the Company tests its intangible assets for impairment or more often if events and circumstances warrant. Any write-downs will be included in results from operations.

NOTE 3 - PRO FORMA ADJUSTMENTS

The following pro forma adjustments are included in the Company’s unaudited pro forma condensed combined financial information:

(1)	To record and align fair value of acquired assets and assumed liabilities and to record the preliminary estimate of goodwill for the Company’s acquisition of Excel. The preliminary estimate of goodwill represents the excess of the purchase consideration over the estimated fair value of the assets acquired and the liabilities assumed and to eliminate Excel’s historical stockholder equity.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

Through and including                 , 2019 (the 25th day after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

[       ] Shares

Common Stock

PROSPECTUS

, 2019

[Underwriter]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and to FINRA.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee	$	*
The NASDAQ Capital Market initial listing fee	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing expenses	$	*
Miscellaneous	$	*
Total	$	*

* To be completed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws provide that, to the fullest extent permitted by law, we shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legally representative, is or was a director or officer of ours, against all liabilities, losses, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of ours or while a director or officer is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require us to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against us initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of our certificate of incorporation shall not adversely affect any right or protection of a director or officer of ours with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Our bylaws provide we shall, to the fullest extent permitted under the laws of the State of Delaware, as amended and supplemented from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such party is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such party or on such party’s behalf in connection with such action, suit or proceeding and any appeal therefrom.

Expenses incurred by such a person in defending a civil or criminal action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by relevant sections of the Delaware General Corporation Law. Notwithstanding the foregoing, we shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by us and approved by a majority of our Board of Directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person’s fiduciary or contractual obligations to us or any other willful and deliberate breach in bad faith of such person’s duty to us or our stockholders.

We shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by our Board of Directors.

The indemnification rights provided in our amended and restated bylaws shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, continue as to such person who has ceased to be a director or officer, and inure to the benefit of the heirs, executors and administrators of such a person.

If the Delaware General Corporation Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We may, to the extent authorized from time to time by our Board of Directors, grant indemnification rights to other employees or agents of ours or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in our amended and restated bylaws.

Our obligation to provide indemnification under our amended and restated bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

To assure indemnification under our amended and restated bylaws of all directors, officers, employees or agents who are determined by us or otherwise to be or to have been “fiduciaries” of any employee benefit plan of ours that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of our amended and restated bylaws, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of ours that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; we shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to us also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; and excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

Our bylaws shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The indemnification provision of our amended and restated bylaws does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of ours, or is or was serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against liability under the provisions of this section. We currently maintain such insurance.

The right of any person to be indemnified is subject to our right, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at our expense of by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

Issuances for Services Rendered

During the nine months September 30, 2018, the Company approved the issuance of 25,000 shares of common stock for services rendered, the shares were issued at $0.15, the closing stock price on the date of grant, for total non-cash expense of $3,750. All shares were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On December 31, 2017, the Company converted $380,502 of accrued salary due to our Chief Executive Officer into 3,805,017 shares of common stock. All shares were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On December 31, 2017, the Company issued 25,000 shares of common stock to a third party for accounting services. The shares were valued at $0.10 per shares for total non-cash expense of $2,500. All shares were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Issuances related to Term Loan

Pursuant to and as additional consideration for the Term Loan under the Credit Agreement, on April 9, 2018 (the “Issuance Date”) we issued to GACP a Warrant (the “Warrant”) to purchase 1,200,000 shares of common stock (“Warrant Shares”) at an exercise price of $0.25 per share, subject to adjustment as set forth in the Warrant. The Warrant is exercisable by GACP at any time from the Issuance Date until the later of (i) the third anniversary of the Issuance Date and (ii) the date on which all obligations under the Credit Agreement have been satisfied in full. The Warrant may be redeemed for $0.0001 per Warrant Share, at our sole discretion, at any time after the six (6) month anniversary of the Issuance Date if the closing sales price of our common stock equals or exceeds $5.00 per share on each of 20 trading days within any 30 trading day period ending on the third trading day prior to the date on which we provide a notice of redemption. GACP has certain piggy-back registration rights as set forth in the Warrant with respect to the Warrant Shares to be issued upon exercise of the Warrant. After the six month anniversary of the Issuance Date, GACP can exercise the Warrant using a “cashless exercise” feature to the extent that GACP exercises the Warrant for a number of Warrant Shares in excess of the number Warrant Shares that have been registered for resale under the Securities Act in accordance with the terms of the Warrant. The Warrants were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Issuances related to Share Exchange

Effective May 9, 2018, the Company entered into a share exchange agreement with Crowdpay.US, Inc., a New York corporation (“Crowdpay”), for which the Company will issue 87,500,000 shares of common stock for all of the authorized stock of Crowdpay. Crowdpay will become a wholly owned subsidiary of OLB. All shares were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Effective May 9, 2018, the Company entered into a share exchange agreement with OMNISOFT, Inc., a Delaware corporation (“OMNISOFT”), for which the Company will issue 55,000,000 shares of common stock for all of the authorized stock of OMNISOFT. OMNISOFT will become a wholly owned subsidiary of OLB. All shares were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Other Issuances

On December 31, 2015, 848,738 shares of common stock were issued for conversion of $135,798 of accrued officer compensation. All shares were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On December 31, 2015, 1,330,125 shares of common stock were issued for conversion of $212,820 of principle and interest. No gain or loss was recognized on the conversion. All shares were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On December 31, 2017, the Company converted $251,605 of notes payable and accrued interest into 2,516,050 shares of common stock. All shares were privately issued with a restrictive legend, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
1.1	Form of Underwriting Agreement (**)
2.1	Memorandum of Sale, dated as of April 9, 2018, by and among eVance, Inc., eVance Capital, Inc., Securus365, Inc. and GACP (1)
3.1	Amended and Restated Certificate of Incorporation of the Company (**)
3.2	Amended and Restated Bylaws of the Company (**)
5.1	Opinion of Ellenoff Grossman & Schole LLP(**)
10.1	Loan and Security Agreement, dated as of April 9, 2018, by and among GACP, the lenders from time to time party thereto, the Company, as parent guarantor, and the Borrowers (1)
10.2	Amendment No. 1 to Loan and Security Agreement, dated as of July 30, 2018, by and among GACP Finance Co., LLC, as administrative agent and collateral agent, the lenders party thereto, Securus365, Inc., eVance, Inc., eVance Capital, Inc., OMNISOFT, Inc., and Crowdpay.us, Inc., as borrowers, and the Company, as parent guarantor (3)
10.3	Warrant, dated April 9, 2018, issued by the Company to GACP (1)
10.4	Agreement Regarding Additional Warrants, dated April 9, 2018, by and between the Company and GACP (1)
10.5	Share Exchange Agreement, dated May 9, 2018, by and between The OLB Group, Inc. and the shareholders of Crowdpay.US, Inc. (2)
10.6	Share Exchange Agreement, dated May 9, 2018, by and between The OLB Group, Inc. and the shareholders of Omnisoft, Inc. (2)
10.7	Subordinated Promissory Note, dated July 30, 2018, by and between the Company and John Herzog (3)
10.8	Subordinated Promissory Note, dated November 14, 2019, by and between the Company and John Herzog (**)
10.9	Employment Agreement with Ronny Yakov (**)
10.10	Letter Agreement with John Herzog and the Company (**)
23.1	Consent of Liggett & Webb, P.A. (**)
23.2	Consent of Ellenoff Grossman & Schole LLP (contained in Exhibit 5.1) (**)
24.1	Power of Attorney (included on the signature page of this Registration Statement)
101.ins	XBRL Instance Document(**)
101.xsd	XBRL Taxonomy Extension Schema Document(**)
101.cal	XBRL Taxonomy Calculation Linkbase Document(**)
101.def	XBRL Taxonomy Definition Linkbase Document(**)
101.lab	XBRL Taxonomy Label Linkbase Document(**)
101.pre	XBRL Taxonomy Presentation Linkbase Document(**)

*	Filed herewith.
**	To be filed by amendment.
(1)	Previously filed with Current Report on Form 8-K filed April 13, 2018
(2)	Previously filed with Current Report on Form 8-K filed May 15, 2018
(3)	Previously filed with Current Report on Form 8-K filed August 3, 2018

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.     For purposes of determining any liability under the Securities Act of 1933, as amended (the “Securities Act”) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.     To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [     ], [     ] on [          ].

THE OLB GROUP, INC.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of The OLB Group, Inc., a corporation formed under the laws of the State of Delaware, do hereby constitute [     ] and [     ] and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ronny Yakov	Chief Executive Officer and Chairman of the Board of Directors	[ ], 2019
Ronny Yakov

/s/ Rachel Boulds	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	[ ], 2019
Rachel Boulds